Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Financial Statements

June 30, 2024 and 2023

(Unaudited)

KB Financial Group Inc. and Subsidiaries

Page(s)
Report on Review of Condensed Consolidated Interim Financial Statements	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3

Consolidated Interim Statements of Comprehensive Income	4-5

Consolidated Interim Statements of Changes in Equity	6

Consolidated Interim Statements of Cash Flows	7-8

Notes to the Consolidated Interim Financial Statements	9

Report on Review of Condensed Consolidated Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and the Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”). These condensed consolidated interim financial statements consist of the consolidated interim statement of financial position of the Group as at June 30, 2024, and the related consolidated interim statements of comprehensive income for the three-month and six month periods ended June 30, 2024 and 2023, and consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2024 and 2023, and material accounting policy information and other selected explanatory notes, expressed in Korean Won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS No. 1034 Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2023, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements in our audit report dated March 6, 2024. The consolidated statement of financial position as at December 31, 2023, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2023.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

August 14, 2024

This report is effective as of August 14, 2024, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

June 30, 2024 and December 31, 2023

(in millions of Korean won)

	Notes	June 30, 2024 (Unaudited)		December 31, 2023
Assets
Cash and due from financial institutions	4,6,7,30	~~W~~	31,053,065	~~W~~	29,836,311
Financial assets at fair value through profit or loss	4,6,11		77,708,742		77,038,267
Derivative financial assets	4,6,8		8,610,997		6,157,628
Loans measured at amortized cost	4,6,9,10		455,873,383		444,805,287
Financial investments	4,6,11		128,820,761		122,199,529
Investments in associates and joint ventures			705,650		722,222
Insurance contract assets	29		294,919		229,640
Reinsurance contract assets	29		1,531,915		1,655,168
Property and equipment			5,310,855		4,945,699
Investment property			3,929,357		4,109,784
Intangible assets			2,034,874		1,950,858
Net defined benefit assets	18		380,238		374,090
Current income tax assets			295,087		244,317
Deferred income tax assets	12,25		275,319		274,225
Assets held for sale			142,065		208,230
Other assets	4,6		25,265,095		20,986,897

Total assets		~~W~~	742,232,322	~~W~~	715,738,152

Liabilities
Financial liabilities at fair value through profit or loss	4,6,13	~~W~~	10,792,237	~~W~~	10,920,435
Derivative financial liabilities	4,6,8		8,454,695		6,210,639
Deposits	4,6,14		420,217,889		406,512,434
Borrowings	4,6,15		67,079,671		69,583,561
Debentures	4,6,16		72,147,778		69,176,668
Insurance contract liabilities	29		52,788,786		50,308,552
Reinsurance contract liabilities	29		38,858		36,030
Provisions	17		1,728,300		1,444,418
Net defined benefit liabilities	18		77,165		81,869
Current income tax liabilities			320,674		145,335
Deferred income tax liabilities	12,25		1,853,481		2,179,966
Other liabilities	4,6		46,910,186		40,264,935

Total liabilities			682,409,720		656,864,842

Equity
Share capital			2,090,558		2,090,558
Hybrid securities			5,082,553		5,032,803
Capital surplus			16,646,105		16,647,916
Accumulated other comprehensive income	27		765,431		2,295,165
Retained earnings			33,819,428		32,029,199
Treasury shares			(1,251,237)		(1,165,837)

Equity attributable to shareholders of the Parent Company	19		57,152,838		56,929,804
Non-controlling interests			2,669,764		1,943,506

Total equity			59,822,602		58,873,310

Total liabilities and equity		~~W~~	742,232,322	~~W~~	715,738,152

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2024 and 2023

(in millions of Korean won, except per share amounts)

	Notes	2024 (Unaudited)				2023 (Unaudited)
		Three months		Six months		Three months		Six months
Interest income		~~W~~	7,611,571	~~W~~	15,225,533	~~W~~	7,130,660	~~W~~	13,997,243
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			7,243,831		14,472,708		6,783,763		13,311,319
Interest income from financial instruments at fair value through profit or loss			359,835		736,588		341,149		674,626
Insurance finance interest income			7,905		16,237		5,748		11,298
Interest expense			(4,405,334)		(8,867,811)		(4,120,856)		(8,163,574)
Interest expense			(4,012,831)		(8,079,357)		(3,728,416)		(7,368,296)
Insurance finance interest expense			(392,503)		(788,454)		(392,440)		(795,278)

Net interest income	5,20		3,206,237		6,357,722		3,009,804		5,833,669

Fee and commission income			1,330,604		2,726,904		1,361,714		2,696,416
Fee and commission expense			(410,969)		(817,176)		(410,310)		(831,006)

Net fee and commission income	5,21		919,635		1,909,728		951,404		1,865,410

Insurance income			2,840,682		5,568,240		2,676,645		5,339,779
Insurance income			2,740,059		5,429,533		2,565,710		5,064,258
Reinsurance income			100,623		138,707		110,935		275,521
Insurance expense			(2,360,959)		(4,550,138)		(2,236,830)		(4,507,557)
Insurance service expense			(2,130,454)		(4,103,681)		(2,029,822)		(4,103,048)
Reinsurance expense			(230,505)		(446,457)		(207,008)		(404,509)

Net insurance income	5,29		479,723		1,018,102		439,815		832,222

Net gains (losses) on financial instruments at fair value through profit or loss	5,22		321,577		570,710		385,907		1,159,314

Other insurance finance income	29		(192,356)		(304,782)		(31,785)		(300,845)

Net other operating expenses	5,23		(285,858)		(690,568)		(458,084)		(718,208)

General and administrative expenses	5,18,24		(1,593,891)		(3,222,127)		(1,592,942)		(3,159,228)

Operating income before provision for credit losses	5		2,855,067		5,638,785		2,704,119		5,512,334

Provision for credit losses	5,7,9,10,17		(552,818)		(981,088)		(651,297)		(1,319,485)

Net operating income	5		2,302,249		4,657,697		2,052,822		4,192,849

Share of profit (loss) of investments in associates and joint ventures	5		(694)		(2,113)		6,945		4,449
Net other non-operating income (expenses)	5		67,677		(878,868)		(99,298)		(192,963)

Net non-operating income (expenses)			66,983		(880,981)		(92,353)		(188,514)

Profit before income tax expense	5		2,369,232		3,776,716		1,960,469		4,004,335

Income tax expense	5,25		(658,567)		(1,002,837)		(455,838)		(989,413)

Profit for the period	5		1,710,665		2,773,879		1,504,631		3,014,922

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2024 and 2023 (cont’d)

(in millions of Korean won, except per share amounts)

	Notes	2024 (Unaudited)				2023 (Unaudited)
		Three months		Six months		Three months		Six months
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		~~W~~	2,756		11,751	~~W~~	4,112		9,940
Share of other comprehensive loss of associates and joint ventures			—		—		—		(2)
Gains (losses) on equity securities at fair value through other comprehensive income			(230,369)		(242,935)		(13,261)		(13,371)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			(2,040)		(10,883)		(610)		(50,585)

			(229,653)		(242,067)		(9,759)		(54,018)

Items that may be reclassified subsequently to profit or loss:
Currency translation differences			119,469		282,414		(23,861)		91,958
Losses on debt securities at fair value through other comprehensive income			559,490		(97,737)		(698,933)		826,524
Share of other comprehensive income (loss) of associates and joint ventures			56		(86)		2,977		(1,181)
Gains (losses) on cash flow hedging instruments	8		5,615		(31,182)		21,233		(14,232)
Gains (losses) on hedging instruments of net investments in foreign operations	8		(40,016)		(91,219)		(9,263)		(39,396)
Insurance finance income(expense)	29		(1,176,162)		(1,341,126)		859,582		(182,884)

			(531,548)		(1,278,936)		151,735		680,789

Other comprehensive income (loss) for the period, net of tax			(761,201)		(1,521,003)		141,976		626,771

Total comprehensive income (loss) for the period		~~W~~	949,464	~~W~~	1,252,876	~~W~~	1,646,607	~~W~~	3,641,693

Profit attributable to:	5
Shareholders of the Parent Company		~~W~~	1,732,210	~~W~~	2,781,343	~~W~~	1,498,916	~~W~~	3,007,624
Non-controlling interests			(21,545)		(7,464)		5,715		7,298

		~~W~~	1,710,665	~~W~~	2,773,879	~~W~~	1,504,631	~~W~~	3,014,922

Total comprehensive income (loss) for the period attributable to:
Shareholders of the Parent Company		~~W~~	966,838	~~W~~	1,248,117	~~W~~	1,642,405	~~W~~	3,624,787
Non-controlling interests			(17,374)		4,759		4,202		16,906

		~~W~~	949,464	~~W~~	1,252,876	~~W~~	1,646,607	~~W~~	3,641,693

Earnings per share (in Korean won)	28
Basic earnings per share		~~W~~	4,417	~~W~~	7,041	~~W~~	3,776	~~W~~	7,558
Diluted earnings per share			4,377		6,952		3,694		7,388

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Six-Month Periods Ended June 30, 2024 and 2023

(in millions of Korean won)

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Non- controlling interests		Total equity
Balance as of January 1, 2023	~~W~~	2,090,558	~~W~~	4,434,251	~~W~~	16,940,731	~~W~~	1,312,521	~~W~~	28,922,273	~~W~~	(836,188)	~~W~~	1,280,102	~~W~~	54,144,248

Changes in accounting policies		—		—		—		(62,599)		26,152		—		—		(36,447)
Balance as of January 1, 2023 (After the restatement)		2,090,558		4,434,251		16,940,731		1,249,922		28,948,425		(836,188)		1,280,102		54,107,801
Comprehensive income for the period																—
Profit for the period		—		—		—		—		3,007,624		—		7,298		3,014,922
Remeasurements of net defined benefit liabilities		—		—		—		9,172		—		—		768		9,940
Currency translation differences		—		—		—		84,118		—		—		7,840		91,958
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		785,686		26,466		—		1,001		813,153
Share of other comprehensive income of associates and joint ventures		—		—		—		(1,183)		—		—		—		(1,183)
Gains on cash flow hedging instruments		—		—		—		(14,232)		—		—		—		(14,232)
Losses on hedging instruments of net investments in foreign operations		—		—		—		(39,396)		—		—		—		(39,396)
Insurance finance income		—		—		—		(182,884)		—		—		—		(182,884)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(50,585)		—		—		—		(50,585)

Total comprehensive income for the period		—		—		—		590,696		3,034,090		—		16,907		3,641,693

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(564,970)		—		—		(564,970)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		(195,967)		—		—		(195,967)
Issuance of hybrid securities		—		598,552		—		—		—		—		429,080		1,027,632
Dividends on hybrid securities		—		—		—		—		(88,773)		—		(25,921)		(114,694)
Acquisition of treasury shares										—		(271,745)				(271,745)
Retirement of treasury shares		—		—		—		—		(242,096)		242,096		—		—
Others		—		—		(291,498)		—		—		—		334,272		42,774

Total transactions with shareholders		—		598,552		(291,498)		—		(1,091,806)		(29,649)		737,431		(76,970)

Balance as of June 30, 2023 (Unaudited)	~~W~~	2,090,558	~~W~~	5,032,803	~~W~~	16,649,233	~~W~~	1,840,618	~~W~~	30,890,709	~~W~~	(865,837)	~~W~~	2,034,440	~~W~~	57,672,524

Balance as of January 1, 2024	~~W~~	2,090,558	~~W~~	5,032,803	~~W~~	16,647,916	~~W~~	2,295,165	~~W~~	32,029,199	~~W~~	(1,165,837)	~~W~~	1,943,506	~~W~~	58,873,310

Comprehensive income for the period
Profit for the period		—		—		—		—		2,781,343		—		(7,464)		2,773,879
Remeasurements of net defined benefit liabilities		—		—		—		11,484		—		—		267		11,751
Currency translation differences		—		—		—		269,773		—		—		12,641		282,414
Losses on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		(336,495)		(3,492)		—		(685)		(340,672)
Share of other comprehensive income of associates and joint ventures		—		—		—		(86)		—		—		—		(86)
Gains on cash flow hedging instruments		—		—		—		(31,182)		—		—		—		(31,182)
Losses on hedging instruments of net investments in foreign operations		—		—		—		(91,219)		—		—		—		(91,219)
Insurance finance income		—		—		—		(1,341,126)		—		—		—		(1,341,126)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(10,883)		—		—		—		(10,883)

Total comprehensive income for the period		—		—		—		(1,529,734)		2,777,851		—		4,759		1,252,876

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(587,006)		—		—		(587,006)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		(300,086)		—		—		(300,086)
Issuance of hybrid securities		—		399,059		—		—		—		—		756,316		1,155,375
Dividends on hybrid securities		—		—		—		—		(100,530)		—		(39,591)		(140,121)
Redemption of hybrid securities		—		(349,309)		—		—				—		—		(349,309)
Acquisition of treasury shares		—		—		—		—				(320,000)		—		(320,000)
Disposal of treasury shares		—		—		3,975		—				234,600		—		238,575
Ownership changes in subsidiaries		—		—		—		—				—		15,436		15,436
Others		—		—		(5,786)		—				—		(10,662)		(16,448)

Total transactions with shareholders		—		49,750		(1,811)		—		(987,622)		(85,400)		721,499		(303,584)

Balance as of June 30, 2024 (Unaudited)	~~W~~	2,090,558	~~W~~	5,082,553	~~W~~	16,646,105	~~W~~	765,431	~~W~~	33,819,428	~~W~~	(1,251,237)	~~W~~	2,669,764	~~W~~	59,822,602

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2024 and 2023

(in millions of Korean won)

	Notes	2024 (Unaudited)		2023 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	2,773,879	~~W~~	3,014,922

Adjustment for non-cash items
Net losses (gains) on financial assets at fair value through profit or loss			(247,630)		(654,528)
Net losses on derivative financial instruments for hedging purposes			114,438		39,796
Provision for credit losses			981,088		1,319,485
Net losses (gains) on financial investments			(33,456)		58,854
Share of loss (profit) of associates and joint ventures			2,113		(4,449)
Depreciation and amortization expense			443,731		416,864
Other net losses (gains) on property and equipment/intangible assets			71,432		129,461
Share-based payments			91,671		26,668
Post-employment benefits			90,716		75,878
Net interest income			(43,579)		(58,522)
Losses (gains) on foreign currency translation			109,308		(75,977)
Insurance finance income			(5,402,128)		(4,529,696)
Reinsurance finance expense			864,413		608,570
Other expenses			414,331		382,764

			(2,543,552)		(2,264,832)

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			375,606		(5,031,753)
Derivative financial instruments			(195,153)		(179,662)
Loans measured at fair value through other comprehensive income			(172,808)		(142,471)
Loans measured at amortized cost			(11,027,026)		(2,679,952)
Current income tax assets			(50,771)		(38,291)
Deferred income tax assets			3,443		(81,486)
Other assets			(3,271,599)		(10,127,576)
Financial liabilities at fair value through profit or loss			(372,139)		(701,456)
Deposits			11,682,717		1,430,501
Current income tax liabilities			175,339		(490,808)
Deferred income tax liabilities			301,858		273,448
Other liabilities			5,383,954		15,725,413
Insurance contract assets			(65,278)		(105,909)
Reinsurance contract assets			(739,057)		(639,700)
Insurance contract liabilities			6,033,978		5,166,106
Reinsurance contract liabilities			18,277		20,954
Investment contract liabilities			(92,217)		(189,095)

			7,989,124		2,208,263

Net cash inflow from operating activities			8,219,451		2,958,353

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2024 and 2023 (cont’d)

(in millions of Korean won)

	Notes	2024 (Unaudited)		2023 (Unaudited)
Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes			(8,886)		(42,853)
Disposal of financial asset at fair value through profit or loss			7,490,101		6,292,046
Acquisition of financial asset at fair value through profit or loss			(7,731,942)		(4,933,456)
Disposal of financial investments			21,936,610		24,548,005
Acquisition of financial investments			(27,884,738)		(23,848,677)
Disposal of investments in associates and joint ventures			67,338		45,219
Acquisition of investments in associates and joint ventures			(52,759)		(26,592)
Disposal of property and equipment			4,784		2,175
Acquisition of property and equipment			(94,677)		(105,557)
Acquisition of investment property			—		(122,749)
Disposal of intangible assets			7,754		387
Acquisition of intangible assets			(160,432)		(184,574)
Net cash flows from changes in ownership of subsidiaries			222,385		470,172
Others			(164,459)		(368,531)

Net cash inflow (outflow) from investing activities			(6,368,921)		1,725,015

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(107,234)		(17,200)
Net Increase (decrease) in borrowings			(4,168,040)		(2,760,981)
Increase in debentures			19,061,430		25,904,214
Decrease in debentures			(16,570,955)		(27,163,902)
Increase (decrease) in other payables to trust accounts			1,660,813		(129,072)
Dividends paid			(887,092)		(760,936)
Issuance of hybrid securities			399,059		598,552
Redemption of hybrid securities			(349,309)		—
Dividends paid on hybrid securities			(100,530)		(88,773)
Acquisition of treasury shares			(320,000)		(271,745)
Redemption of principal elements of lease payments			(158,994)		(127,528)
Increase in non-controlling interests			730,047		403,159
Others			(101,502)		(286,774)

Net cash outflow from financing activities			(912,307)		(4,700,986)

Effect of exchange rate changes on cash and cash equivalents			315,367		39,704

Net increase in cash and cash equivalents			1,253,590		22,086
Cash and cash equivalents at the beginning of the period	30		25,826,588		26,534,798

Cash and cash equivalents at the end of the period	30	~~W~~	27,080,178	~~W~~	26,556,884

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations. The Parent Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The Parent Company’s headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd. which was classified as a subsidiary and the name was changed to KB Life Insurance Co., Ltd. in December 2022. Then in January 2023, it merged with another existing KB Life Insurance Co., Ltd.

The Parent Company’s share capital as of June 30, 2024, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been translated into English from the Korean language consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

The Group’s condensed consolidated interim financial statements for the six-month period ended June 30, 2024, have been prepared in accordance with Korean IFRS No.1034 Interim Financial Reporting and contain less information than is required in annual consolidated financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding change in financial position and financial performance of the Group since the end of the previous annual reporting period. These condensed consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of June 30, 2024.

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2024.

- Amendment of Korean IFRS No.1001 “Presentation of Financial Statements”—Classification of Liabilities into Current and Non-Current and Non-current Liabilities with Covenants

Liabilities are classified as current or non-current based on their substantive rights existing at the end of the reporting period, without considering the possibility of exercising the right to delay the payment or management’s expectations. Also, if the transfer of equity instruments is included in the payment of liabilities, it is excluded if the option to pay with equity instruments is recognized separately from the liability in a compound financial instrument and meets the definition of equity instruments. These amendments do not have a significant impact on the financial statements.

- Amendment of Korean IFRS No.1007 “Statement of Cash Flows” and No.1107 “Financial Instruments: Disclosures” – Disclosure of Supplier Finance Arrangements

The amendments require disclosure of the effects of supplier finance arrangements on the Group’s liabilities, cash flows and exposure to liquidity risk. These amendments do not have a significant impact on the financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2024. (cont’d)

- Amendment of Korean IFRS No.1116 “Leases”—Lease Liability in a Sale and Leaseback

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. These amendments do not have a significant impact on the financial statements.

- Amendment of Korean IFRS No.1001 “Presentation of Financial Statements” – Disclosure of Virtual Asset

The amendments require additional disclosure for virtual assets held by the Group, virtual assets entrusted by customers to the Group, and the issuance and transfer of virtual assets. These amendments do not have a significant impact on the financial statements.

2.1.2 The following are the accounting standards that have been established or announced but have not yet been implemented, which the Group has not applied

- Amendment of Korean IFRS No.1021 “The Effects of Changes in Foreign Exchange Rates” and Korean IFRS No.1101 “First-time Adoption of International Financial Reporting Standards”—Lack of exchangeability

The amendments require the Group to determine a spot exchange rate when exchangeability is lacking, and to disclose information on the nature and financial effects of the currency not being exchangeable into the other currency, the spot exchange rate(s) used, the estimation process, and the risks to which the Group is exposed. This amendment will be applied to the financial statements for the accounting year beginning on or after January 1, 2025. These amendments do not have a significant impact on the financial statements.

2.1.3 Restatement of financial statements for the six-month period ended June 30, 2023 for the application of “Variable Fee Approach”

The Group has initially applied on December 31, 2023, guidelines for calculating policy reserves and recognizing revenue for insurance companies announced by Financial Supervisory Service (FSS) in South Korea. Under these guidelines, the Group applied the “Variable Fee Approach” to the financial statements as of December 31, 2023 and year then ended. The effects of this change have been retrospectively applied to the comparative disclosure for past periods as a “change in accounting policy.” The condensed consolidated interim financial statements as of June 30, 2023 and the six-month period then ended, presented herein for the comparative purpose, have been restated to reflect the impact of this retrospective application. The effect of the change in accounting policy to the previous consolidated financial statements is as follows.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

2.1.3.1 the consolidated statement of comprehensive income for the six-month period ended June 30, 2023

	Before the effects of change in accounting policy		After the effects of change in accounting policy		Net increase (decrease)
Interest income	~~W~~	5,759,263	~~W~~	5,833,669	~~W~~	74,406
Insurance finance interest expense		(869,684)		(795,278)		74,406
Net insurance income		812,121		832,222		20,101
Insurance income		5,337,499		5,339,779		2,280
Insurance expense		(4,525,378)		(4,507,557)		17,821
Other insurance finance expenses		(221,149)		(300,845)		(79,696)
Net operating income		4,178,038		4,192,849		14,811
Net non-operating expenses		(188,514)		(188,514)		—
Profit before income tax expense		3,989,524		4,004,335		14,811
Income tax expense		(985,539)		(989,413)		(3,874)
Profit for the period		3,003,985		3,014,922		10,937
Other comprehensive income (loss) for the period, net of tax		633,641		626,771		(6,870)
Insurance finance expense		(176,014)		(182,884)		(6,870)
Total comprehensive income for the period		3,637,626		3,641,693		4,067

2.1.3.2 Due to the effects of change in accounting policy stated above, the Group’s total liabilities and equity has increased and decreased by ~~W~~ 36,447 million, and there is no effect on the consolidated statement of cash flows.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency“). The consolidated financial statements are presented in Korean won, which is the Parent Company‘s functional and presentation currency.

2.4 Critical Accounting Estimates

The Group applies accounting policies and uses judgements, accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks used in the preparation of these condensed consolidated interim financial statements are the same as 2023 financial statements, except for the method of estimating income tax expense.

3. Material Accounting Policies

The material accounting policies and calculation methods applied in the preparation of these consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2023, except for the impact of changes due to adopting new and amended standards and interpretations described in Note 2.1 and below paragraph.

The Group is subject to Pillar2 income taxes, and has applied a temporary exemption provision regarding the recognition and disclosure of deferred taxes related to the Pillar 2 rules. Income tax expense for the interim period is measured applying the expected average annual income tax rate applicable on expected total annual income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Group by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, operational risk, interest rate risk, insurance risk, liquidity risk, credit concentration risk, strategy risk, and reputation risk are recognized as the Group’s significant risks and measured and managed by quantifying them in the form of internal capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the Board of Directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Group.

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department performs the Group’s risk management detailed policies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management purposes, the Group manages all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors in an integrated way.

4.2.2 Credit risk management

The Group measures the expected loss and internal capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Group allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

All of the Kookmin Bank’s loan customers (individuals and corporates) are assigned a credit rating and managed by a comprehensive internal credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in Kookmin Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, Kookmin Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

KB Kookmin Card Co., Ltd.’s credit scoring system is divided into Application Scoring System (“ASS”) and Behavior Scoring System (“BSS”). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the ASS credit rating is above the standard. KB Kookmin Card Co., Ltd.’s internal information, external information from the credit bureau company and others, and personal information on the application are used to calculate the ASS credit rating. The BSS, which is recalculated on a weekly basis, predicts the delinquency probability of cardholders, and utilizes it to monitor cardholders and portfolio risk.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group of Kookmin Bank, a subsidiary, is in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group of Kookmin Bank is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Financial assets
Due from financial institutions measured at amortized cost *	~~W~~	28,654,669	~~W~~	27,579,279
Financial assets at fair value through profit or loss:
Due from financial institutions measured at fair value through profit or loss		59,387		79,811
Securities measured at fair value through profit or loss		72,790,125		72,658,432
Loans measured at fair value through profit or loss		307,645		183,726
Financial instruments indexed to the price of gold		113,104		93,743
Derivatives		8,610,997		6,157,628
Loans measured at amortized cost *		455,873,383		444,805,287
Financial investments:
Securities measured at fair value through other comprehensive income		85,351,151		78,926,437
Securities measured at amortized cost *		39,600,835		39,701,389
Loans measured at fair value through other comprehensive income		973,670		801,050
Other financial assets *		20,917,998		16,544,513

		713,252,964		687,531,295

Off-balance sheet items
Acceptances and guarantees contracts		14,473,550		13,763,222
Financial guarantee contracts		6,078,514		7,828,205
Commitments		209,964,731		203,906,179

		230,516,795		225,497,606

	~~W~~	943,769,759	~~W~~	913,028,901

*	After netting of allowance

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.4.1 Credit risk exposure

Credit qualities of loans as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)

	June 30, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	143,760,337	~~W~~	7,368,853	~~W~~	2,269	~~W~~	—	~~W~~	151,131,459
Grade 2		68,412,113		10,579,114		55,569		—		79,046,796
Grade 3		3,851,241		4,231,889		67,916		—		8,151,046
Grade 4		778,669		1,346,584		5,715		—		2,130,968
Grade 5		25,659		599,000		3,023,373		—		3,648,032

		216,828,019		24,125,440		3,154,842		—		244,108,301

Retail
Grade 1		170,731,723		4,356,995		12,518		—		175,101,236
Grade 2		7,920,577		3,746,939		39,832		—		11,707,348
Grade 3		4,151,848		1,433,250		31,734		—		5,616,832
Grade 4		264,686		337,519		32,483		—		634,688
Grade 5		83,042		686,600		1,198,626		—		1,968,268

		183,151,876		10,561,303		1,315,193		—		195,028,372

Credit card
Grade 1		10,624,974		189,488		—		—		10,814,462
Grade 2		5,843,484		873,417		—		—		6,716,901
Grade 3		1,718,980		1,372,924		—		—		3,091,904
Grade 4		9,749		418,603		—		—		428,352
Grade 5		3,008		224,689		920,478		—		1,148,175

		18,200,195		3,079,121		920,478		—		22,199,794

		418,180,090		37,765,864		5,390,513		—		461,336,467

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		931,702		—		—		—		931,702
Grade 2		41,968		—		—		—		41,968
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		973,670		—		—		—		973,670

		973,670		—		—		—		973,670

	~~W~~	419,153,760	~~W~~	37,765,864	~~W~~	5,390,513	~~W~~	—	~~W~~	462,310,137

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.4.1 Credit risk exposure (cont’d)

(In millions of Korean won)

	December 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	142,216,615	~~W~~	6,765,165	~~W~~	2,122	~~W~~	—	~~W~~	148,983,902
Grade 2		65,606,587		10,632,633		40,942		—		76,280,162
Grade 3		3,547,489		3,964,877		8,231		—		7,520,597
Grade 4		654,654		1,285,650		31,645		—		1,971,949
Grade 5		16,188		581,524		2,871,510		—		3,469,222

		212,041,533		23,229,849		2,954,450		—		238,225,832

Retail
Grade 1		165,579,777		4,147,682		11,945		—		169,739,404
Grade 2		7,133,302		3,664,451		30,019		—		10,827,772
Grade 3		4,941,476		1,614,245		26,804		—		6,582,525
Grade 4		258,300		375,964		24,908		—		659,172
Grade 5		42,561		776,597		1,064,258		—		1,883,416

		177,955,416		10,578,939		1,157,934		—		189,692,289

Credit card
Grade 1		10,776,164		253,905		—		—		11,030,069
Grade 2		5,854,931		936,657		—		—		6,791,588
Grade 3		1,645,099		1,416,715		—		—		3,061,814
Grade 4		7,827		431,083		—		—		438,910
Grade 5		2,432		229,439		795,719		—		1,027,590

		18,286,453		3,267,799		795,719		—		22,349,971

		408,283,402		37,076,587		4,908,103		—		450,268,092

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		762,041		—		—		—		762,041
Grade 2		39,009		—		—		—		39,009
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		801,050		—		—		—		801,050

		801,050		—		—		—		801,050

	~~W~~	409,084,452	~~W~~	37,076,587	~~W~~	4,908,103	~~W~~	—	~~W~~	451,069,142

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.4.1 Credit risk exposure (cont’d)

Credit qualities of loans graded according to internal credit ratings as of June 30, 2024 and December 31, 2023, are as follows:

	Range of probability of default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

4.2.4.2 Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024
	12-month expected credit losses		Lifetime expected credit losses				Total
			Not impaired		Impaired
Guarantees	~~W~~	118,042,723	~~W~~	8,105,766	~~W~~	448,934	~~W~~	126,597,423
Deposits and savings		2,403,408		111,249		8,572		2,523,229
Property and equipment		15,007,636		1,089,865		219,219		16,316,720
Real estate		206,197,467		19,363,053		1,936,877		227,497,397

	~~W~~	341,651,234	~~W~~	28,669,933	~~W~~	2,613,602	~~W~~	372,934,769

(In millions of Korean won)	December 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Total
			Not impaired		Impaired
Guarantees	~~W~~	114,669,115	~~W~~	7,639,754	~~W~~	425,696	~~W~~	122,734,565
Deposits and savings		2,461,434		129,853		15,176		2,606,463
Property and equipment		15,121,688		1,109,156		442,084		16,672,928
Real estate		196,412,901		19,374,276		2,893,235		218,680,412

	~~W~~	328,665,138	~~W~~	28,253,039	~~W~~	3,776,191	~~W~~	360,694,368

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)

	June 30, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	35,768,215	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	35,768,215
Grade 2		3,851,579		—		—		—		3,851,579
Grade 3		862		—		—		—		862
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		39,620,656		—		—		—		39,620,656

Securities measured at fair value through other comprehensive income
Grade 1		78,407,490		—		—		—		78,407,490
Grade 2		6,932,045		—		—		—		6,932,045
Grade 3		11,616		—		—		—		11,616
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		85,351,151		—		—		—		85,351,151

	~~W~~	124,971,807	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	124,971,807

(In millions of Korean won)

	December 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	35,812,502	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	35,812,502
Grade 2		3,907,307		—		—		—		3,907,307
Grade 3		852		—		—		—		852
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		39,720,661		—		—		—		39,720,661

Securities measured at fair value through other comprehensive income
Grade 1		72,574,183		—		—		—		72,574,183
Grade 2		6,326,108		—		—		—		6,326,108
Grade 3		26,146		—		—		—		26,146
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		78,926,437		—		—		—		78,926,437

	~~W~~	118,647,098	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	118,647,098

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.5 Credit risk of securities (cont’d)

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of June 30, 2024 and December 31, 2023, are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)

	June 30, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	27,372,030	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	27,372,030
Grade 2		646,516		—		—		—		646,516
Grade 3		8		—		—		—		8
Grade 4		12		—		—		—		12
Grade 5		637,494		—		—		—		637,494

	~~W~~	28,656,060	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	28,656,060

(In millions of Korean won)

	December 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	26,279,729	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	26,279,729
Grade 2		503,794		—		—		—		503,794
Grade 3		108,290		—		—		—		108,290
Grade 4		—		—		—		—		—
Grade 5		688,487		—		—		—		688,487

	~~W~~	27,580,300	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	27,580,300

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of June 30, 2024 and December 31, 2023, are the same as the criteria for securities other than equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.7 Credit risk concentration analysis

4.2.7.1 Classifications of corporate loans by industry as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)

	June 30, 2024
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	25,437,801	10.37	~~W~~	(186,604)	~~W~~	25,251,197
Manufacturing		54,206,277	22.09		(569,596)		53,636,681
Service		109,706,651	44.71		(1,150,362)		108,556,289
Wholesale and retail		30,125,800	12.28		(490,152)		29,635,648
Construction		7,478,153	3.05		(258,807)		7,219,346
Public sector		2,283,647	0.93		(63,675)		2,219,972
Others		16,151,287	6.57		(279,431)		15,871,856

	~~W~~	245,389,616	100.00	~~W~~	(2,998,627)	~~W~~	242,390,989

(In millions of Korean won)

	December 31, 2023
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	25,194,810	10.53	~~W~~	(147,964)	~~W~~	25,046,846
Manufacturing		51,666,785	21.60		(619,644)		51,047,141
Service		106,907,060	44.69		(1,247,642)		105,659,418
Wholesale and retail		29,904,053	12.50		(502,211)		29,401,842
Construction		7,047,906	2.95		(280,598)		6,767,308
Public sector		2,259,364	0.94		(83,029)		2,176,335
Others		16,230,630	6.79		(276,811)		15,953,819

	~~W~~	239,210,608	100.00	~~W~~	(3,157,899)	~~W~~	236,052,709

4.2.7.2 Classifications of retail loans and credit card receivables as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)

	June 30, 2024
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	99,701,266	45.90	~~W~~	(266,969)	~~W~~	99,434,297
General loan		95,327,106	43.88		(1,200,034)		94,127,072
Credit card		22,199,794	10.22		(997,454)		21,202,340

	~~W~~	217,228,166	100.00	~~W~~	(2,464,457)	~~W~~	214,763,709

(In millions of Korean won)

	December 31, 2023
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	97,142,065	45.81	~~W~~	(227,758)	~~W~~	96,914,307
General loan		92,550,224	43.65		(1,141,322)		91,408,902
Credit card		22,349,971	10.54		(935,826)		21,414,145

	~~W~~	212,042,260	100.00	~~W~~	(2,304,906)	~~W~~	209,737,354

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	28,656,060	100.00	~~W~~	(1,391)	~~W~~	28,654,669

		28,656,060	100.00		(1,391)		28,654,669

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		59,387	100.00		—		59,387

		59,387	100.00		—		59,387

Securities measured at fair value through profit or loss
Government and government funded institutions		24,102,655	33.12		—		24,102,655
Finance and insurance		35,946,951	49.38		—		35,946,951
Others		12,740,519	17.50		—		12,740,519

		72,790,125	100.00		—		72,790,125
Derivative financial assets
Government and government funded institutions		26,718	0.31		—		26,718
Finance and insurance		7,884,012	91.56		—		7,884,012
Others		700,267	8.13		—		700,267

		8,610,997	100.00		—		8,610,997

Securities measured at fair value through other comprehensive income
Government and government funded institutions		48,596,404	56.94		—		48,596,404
Finance and insurance		24,150,690	28.30		—		24,150,690
Others		12,604,057	14.76		—		12,604,057

		85,351,151	100.00		—		85,351,151

Securities measured at amortized cost
Government and government funded institutions		16,313,520	41.18		(820)		16,312,700
Finance and insurance		22,971,132	57.97		(18,396)		22,952,736
Others		336,004	0.85		(605)		335,399

		39,620,656	100.00		(19,821)		39,600,835

	~~W~~	235,088,376		~~W~~	(21,212)	~~W~~	235,067,164

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of June 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	27,580,300	100.00	~~W~~	(1,021)	~~W~~	27,579,279

		27,580,300	100.00		(1,021)		27,579,279

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		79,811	100.00		—		79,811

		79,811	100.00		—		79,811
Securities measured at fair value through profit or loss
Government and government funded institutions		21,022,824	28.94		—		21,022,824
Finance and insurance		37,426,249	51.51		—		37,426,249
Others		14,209,359	19.55		—		14,209,359

		72,658,432	100.00		—		72,658,432
Derivative financial assets
Government and government funded institutions		52,508	0.85		—		52,508
Finance and insurance		5,785,110	93.95		—		5,785,110
Others		320,010	5.20		—		320,010

		6,157,628	100.00		—		6,157,628
Securities measured at fair value through other comprehensive income
Government and government funded institutions		44,790,264	56.75		—		44,790,264
Finance and insurance		21,546,428	27.30		—		21,546,428
Others		12,589,745	15.95		—		12,589,745

		78,926,437	100.00		—		78,926,437
Securities measured at amortized cost
Government and government funded institutions		16,391,846	41.27		(655)		16,391,191
Finance and insurance		22,960,878	57.80		(17,965)		22,942,913
Others		367,937	0.93		(652)		367,285

		39,720,661	100.00		(19,272)		39,701,389

	~~W~~	225,123,269		~~W~~	(20,293)	~~W~~	225,102,976

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group calculates and manages liquidity ratio and others for all transactions and off-balance transactions related to liquidity, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the consolidated statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of June 30, 2024 and December 31 2023, are as follows:

(In millions of Korean won)	June 30, 2024
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	3,688,983	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,688,983
Financial liabilities designated at fair value through profit or loss [1]		7,103,254		—		—		—		—		—		7,103,254
Derivatives held for trading [1]		8,148,390		—		—		—		—		—		8,148,390
Derivatives held for hedging [2]		2,373		14,316		25,560		68,446		74,825		16,584		202,104
Deposits [3]		180,801,156		33,052,019		50,952,600		139,866,681		23,303,308		2,251,987		430,227,751
Borrowings		10,716,754		16,987,378		7,517,779		21,906,262		10,460,027		1,101,897		68,690,097
Debentures		6,030		3,581,442		7,934,712		22,619,139		38,036,283		5,056,268		77,233,874
Lease liabilities		233		30,484		56,306		223,570		599,605		157,990		1,068,188
Other financial liabilities		895,023		31,580,891		152,940		308,286		1,167,378		205,168		34,309,686

	~~W~~	211,362,196	~~W~~	85,246,530	~~W~~	66,639,897	~~W~~	184,992,384	~~W~~	73,641,426	~~W~~	8,789,894	~~W~~	630,672,327

Off-balance sheet items
Commitments [4]	~~W~~	209,964,731	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	209,964,731
Acceptances and guarantees contracts		14,473,550		—		—		—		—		—		14,473,550
Financial guarantee contracts [5]		6,078,514		—		—		—		—		—		6,078,514

	~~W~~	230,516,795	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	230,516,795

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of June 30, 2024 and December 31 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,953,472	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,953,472
Financial liabilities designated at fair value through profit or loss [1]		7,966,963		—		—		—		—		—		7,966,963
Derivatives held for trading [1]		5,966,512		—		—		—		—		—		5,966,512
Derivatives held for hedging [2]		7,856		11,887		16,968		48,476		50,888		(4,255)		131,820
Deposits [3]		175,103,423		35,688,530		55,092,937		131,347,718		17,325,661		1,764,854		416,323,123
Borrowings		10,729,326		18,654,410		6,594,666		21,356,372		12,432,385		1,195,946		70,963,105
Debentures		10,077		3,843,626		5,556,957		21,137,247		37,653,013		5,727,779		73,928,699
Lease liabilities		243		27,478		43,005		172,528		366,002		34,804		644,060
Other financial liabilities		875,267		25,693,343		166,001		331,289		1,128,101		264,861		28,458,862

	~~W~~	203,613,139	~~W~~	83,919,274	~~W~~	67,470,534	~~W~~	174,393,630	~~W~~	68,956,050	~~W~~	8,983,989	~~W~~	607,336,616

Off-balance sheet items
Commitments [4]	~~W~~	203,906,179	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	203,906,179
Acceptances and guarantees contracts		13,763,222		—		—		—		—		—		13,763,222
Financial guarantee contracts [5]		7,828,205		—		—		—		—		—		7,828,205

	~~W~~	225,497,606	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	225,497,606

[1]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivatives held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions. The entire process is carried out through consultation with the Risk Management Council and approval by the Risk Management Committee of the Group. However, insurance companies that are engaged in the insurance business are not subject to these guidelines and are monitored by setting internal capital limits for market risk and interest rate risk based on K-ICS.

In the case of Kookmin Bank, a major subsidiary, the Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

Kookmin Bank’s Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and Asset Liability Management (“ALM”) operation policies and enacts and revises relevant guidelines. The Risk Management Committee and the Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and revise ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The Financial Planning Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports related matters to the management independently.

Kookmin Bank is closely monitoring the outputs of various industry groups and markets that manage the transition to the new interest rate benchmark, including announcements by regulation authority and various consultative bodies related to the transition to alternative interest rate. In response to these announcements, Kookmin Bank has completed most of the transition and replacement plans according to LIBOR transition programs and plans consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and related matters are reported to the Board of Directors and consultative bodies with senior management as members. Kookmin Bank continues its efforts as a market participant to actively express opinions so that the index interest rate benchmark reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks and minimizing confusion among stakeholders.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.5 Operational Risk

4.5.1 Concept

Operational risk of the Group refers to the risk of loss that may occur due to improper or incorrect internal procedures, personnel, systems or external events. Operational risk management plays a role in enhancing the stability and soundness of financial institutions by managing the appropriate level of capital and supplementing the internal control system.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Parent Company manages the Group’s overall operational risk, and each subsidiary establishes and implements operational risk management policies according to its own risk level and implements and operates related systems. The Group Risk Management Committee establishes and allocates risk capital of operational risk for each subsidiary, and subsidiaries manage operational risks at an appropriate level within the allocated risk capital.

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking business	Corporate banking	Loans, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs

	Retail banking	Loans, deposit products, and other related financial services to individuals and households

	Other banking services	Trading activities in securities and derivatives, funding, and other supporting activities

Securities business		Investment banking, brokerage services, and other supporting activities

Non-life insurance business		Non-life insurance and other supporting activities

Credit card business		Credit sale, cash advance, card loan, and other supporting activities

Life insurance business		Life insurance and other supporting activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

5.1 Overall Segment Information and Business Segments (cont’d)

Financial information by business segment as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)
	2024
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Net operating revenues (expenses) from external customers	~~W~~	2,666,526	~~W~~	2,081,554	~~W~~	203,438	~~W~~	4,951,518	~~W~~	994,310	~~W~~	973,433	~~W~~	1,059,224	~~W~~	270,123	~~W~~	612,304	~~W~~	—	~~W~~	8,860,912
Intersegment net operating revenues (expenses)		82,528		—		319,206		401,734		(14,997)		(111,677)		(29,920)		(3,762)		172,151		(413,529)		—

		2,749,054		2,081,554		522,644		5,353,252		979,313		861,756		1,029,304		266,361		784,455		(413,529)		8,860,912

Net interest income (expenses)		2,895,623		1,642,484		594,706		5,132,813		302,553		(30,071)		815,515		(123,682)		371,106		(110,512)		6,357,722
Interest income		6,064,559		3,883,822		1,687,619		11,636,000		885,928		439,460		1,209,524		313,610		796,349		(55,338)		15,225,533
Interest expense		(3,168,936)		(2,241,338)		(1,092,913)		(6,503,187)		(583,375)		(469,531)		(394,009)		(437,292)		(425,243)		(55,174)		(8,867,811)
Net fee and commission income (expenses)		214,861		125,423		221,060		561,344		376,643		(17,320)		385,539		3,627		623,067		(23,172)		1,909,728
Fee and commission income		303,182		195,984		276,742		775,908		495,750		4,375		904,174		7,933		696,256		(157,492)		2,726,904
Fee and commission expense		(88,321)		(70,561)		(55,682)		(214,564)		(119,107)		(21,695)		(518,635)		(4,306)		(73,189)		134,320		(817,176)
Net insurance income		—		—		—		—		—		741,396		4,144		240,332		—		32,230		1,018,102
Insurance income		—		—		—		—		—		5,103,973		9,298		473,976		—		(19,007)		5,568,240
Insurance expense		—		—		—		—		—		(4,362,577)		(5,154)		(233,644)		—		51,237		(4,550,138)
Net gains (losses) on financial instruments at fair value through profit or loss		17,147		—		180,736		197,883		224,044		174,184		6,934		316,886		17,288		(366,509)		570,710
Net other insurance finance expense		—		—		—		—		—		(16,963)		—		(287,819)		—		—		(304,782)
Net other operating income (expenses)		(378,577)		313,647		(473,858)		(538,788)		76,073		10,530		(182,828)		117,017		(227,006)		54,434		(690,568)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)
	2024
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(931,803)	~~W~~	(918,929)	~~W~~	(291,249)	~~W~~	(2,141,981)	~~W~~	(486,291)	~~W~~	(64,701)	~~W~~	(289,635)	~~W~~	(60,841)	~~W~~	(240,107)	~~W~~	61,429	~~W~~	(3,222,127)
Operating income (expenses) before provision for credit losses		1,817,251		1,162,625		231,395		3,211,271		493,022		797,055		739,669		205,520		544,348		(352,100)		5,638,785
Reversal (provision) of credit losses		(257,211)		(95,828)		3,699		(349,340)		(67)		(12,100)		(418,377)		502		(210,432)		8,726		(981,088)
Net operating income (expenses)		1,560,040		1,066,797		235,094		2,861,931		492,955		784,955		321,292		206,022		333,916		(343,374)		4,657,697
Share of profit (loss) of associates and joint ventures		—		—		4,252		4,252		(13,748)		1,028		611		(131)		1,505		4,370		(2,113)
Net other non-operating income (expenses)		(51,135)		—		(807,551)		(858,686)		(6,221)		(7,889)		17,077		4,674		(3,114)		(24,709)		(878,868)
Segment profit (loss) before income tax expense		1,508,905		1,066,797		(568,205)		2,007,497		472,986		778,094		338,980		210,565		332,307		(363,713)		3,776,716
Income tax benefit (expense)		(420,633)		(266,625)		146,093		(541,165)		(96,251)		(205,789)		(85,401)		(58,484)		(45,292)		29,545		(1,002,837)

Profit (loss) for the period	~~W~~	1,088,272	~~W~~	800,172	~~W~~	(422,112)	~~W~~	1,466,332	~~W~~	376,735	~~W~~	572,305	~~W~~	253,579	~~W~~	152,081	~~W~~	287,015	~~W~~	(334,168)	~~W~~	2,773,879

Profit (loss) attributable to shareholders of the Parent Company		1,077,748		800,172		(372,062)		1,505,858		376,131		571,952		255,715		152,081		285,721		(366,115)		2,781,343
Profit (loss) attributable to non-controlling interests		10,524		—		(50,050)		(39,526)		604		353		(2,136)		—		1,294		31,947		(7,464)
Total assets *		231,035,116		170,861,125		150,120,627		552,016,868		62,495,220		38,013,049		29,688,528		32,683,776		66,428,463		(39,093,582)		742,232,322
Total liabilities *		211,402,937		208,394,742		95,364,126		515,161,805		55,826,025		32,192,912		24,537,519		29,338,187		26,798,867		(1,445,595)		682,409,720

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)
	2023
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
Net operating revenues (expenses) from external customers	~~W~~	2,757,780	~~W~~	2,293,457	~~W~~	22,473	~~W~~	5,073,710	~~W~~	987,275	~~W~~	818,874	~~W~~	1,001,622	~~W~~	205,189	~~W~~	584,892	~~W~~	—	~~W~~	8,671,562
Intersegment net operating revenues (expenses)		200,313		—		91,765		292,078		(50,393)		(36,182)		(74,976)		10,272		185,890		(326,689)		—

		2,958,093		2,293,457		114,238		5,365,788		936,882		782,692		926,646		215,461		770,782		(326,689)		8,671,562

Net interest income (expenses)		2,718,847		1,763,845		327,629		4,810,321		289,980		(104,111)		805,090		(161,487)		296,060		(102,184)		5,833,669
Interest income		5,587,376		3,790,618		1,368,463		10,746,457		834,266		388,955		1,142,209		282,804		657,148		(54,596)		13,997,243
Interest expense		(2,868,529)		(2,026,773)		(1,040,834)		(5,936,136)		(544,286)		(493,066)		(337,119)		(444,291)		(361,088)		(47,588)		(8,163,574)
Net fee and commission income (expenses)		215,945		144,649		236,657		597,251		385,680		(13,325)		294,923		(5,722)		590,432		16,171		1,865,410
Fee and commission income		298,478		215,389		295,742		809,609		504,454		13,528		863,163		957		664,939		(160,234)		2,696,416
Fee and commission expense		(82,533)		(70,740)		(59,085)		(212,358)		(118,774)		(26,853)		(568,240)		(6,679)		(74,507)		176,405		(831,006)
Net insurance income		—		—		—		—		—		592,727		4,918		244,243		—		(9,666)		832,222
Insurance income		—		—		—		—		—		4,897,948		10,827		449,444		—		(18,440)		5,339,779
Insurance expense		—		—		—		—		—		(4,305,221)		(5,909)		(205,201)		—		8,774		(4,507,557)
Net gains (losses) on financial instruments at fair value through profit or loss		(2,365)		—		329,842		327,477		211,386		285,474		4,588		433,512		118,892		(222,015)		1,159,314
Net other insurance finance income		—		—		—		—		—		(2,400)		—		(298,445)		—		—		(300,845)
Net other operating income (expenses)		25,666		384,963		(779,890)		(369,261)		49,836		24,327		(182,873)		3,360		(234,602)		(8,995)		(718,208)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2023
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(923,691)	~~W~~	(898,675)	~~W~~	(285,062)	~~W~~	(2,107,428)	~~W~~	(461,160)	~~W~~	(72,413)	~~W~~	(302,602)	~~W~~	(49,630)	~~W~~	(225,990)	~~W~~	59,995	~~W~~	-3,159,228
Operating income before provision for credit losses		2,034,402		1,394,782		(170,824)		3,258,360		475,722		710,279		624,044		165,831		544,792		(266,694)		5,512,334
Reversal (provision) of credit losses		(804,105)		(14,559)		50,456		(768,208)		(21,223)		140		(363,547)		471		(169,532)		2,414		-1,319,485
Net operating income (expenses)		1,230,297		1,380,223		(120,368)		2,490,152		454,499		710,419		260,497		166,302		375,260		(264,280)		4,192,849
Share of profit (loss) of associates and joint ventures		—		—		7,685		7,685		(15,097)		1,214		579		—		7,397		2,671		4,449
Net other non-operating income (expenses)		(4,201)		—		(70,385)		(74,586)		(111,576)		2,939		(1,498)		4,620		3,666		(16,528)		-192,963
Segment profit (loss) before income tax expense		1,226,096		1,380,223		(183,068)		2,423,251		327,826		714,572		259,578		170,922		386,323		(278,137)		4,004,335
Income tax benefit (expense)		(258,869)		(338,685)		16,168		(581,386)		(78,237)		(189,007)		(65,453)		(37,242)		(56,156)		18,068		-989,413

Profit (loss) for the period	~~W~~	967,227	~~W~~	1,041,538	~~W~~	(166,900)	~~W~~	1,841,865	~~W~~	249,589	~~W~~	525,565	~~W~~	194,125	~~W~~	133,680	~~W~~	330,167	~~W~~	(260,069)	~~W~~	3,014,922

Profit (loss) attributable to shareholders of the Parent Company		986,747		1,041,538		(169,777)		1,858,508		249,574		525,218		192,855		133,680		328,798		(281,009)		3,007,624
Profit (loss) attributable to non-controlling interests		(19,520)		—		2,877		(16,643)		15		347		1,270		—		1,369		20,940		7,298
Total assets *		221,851,975		165,821,667		142,339,211		530,012,853		61,266,989		37,729,688		29,365,575		31,953,218		63,413,640		(38,003,811)		715,738,152
Total liabilities *		201,871,592		203,560,029		88,032,505		493,464,126		54,967,833		31,474,133		24,545,751		27,823,185		25,562,612		(972,798)		656,864,842

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions as of December 31, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)
	2024		2023
Banking service	~~W~~	4,951,518	~~W~~	5,073,710
Securities service		994,310		987,275
Non-life insurance service		973,433		818,874
Credit card service		1,059,224		1,001,622
Life insurance service		270,123		205,189
Others		612,304		584,892

	~~W~~	8,860,912	~~W~~	8,671,562

5.2.2 Geographical information

Geographical net operating revenues from external for the six-month periods ended June 30, 2024 and 2023, and major non-current assets as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)
	Net operating revenues from external customers				Major non-current assets
	2024		2023		June 30, 2024		December 31, 2023
Domestic	~~W~~	8,144,465	~~W~~	7,927,384	~~W~~	10,069,881	~~W~~	9,851,765
United States		75,016		38,055		32,451		55,125
New Zealand		6,976		5,944		989		1,051
China		97,575		98,176		22,006		21,138
Cambodia		276,687		281,834		99,721		53,322
United Kingdom		33,623		23,217		9,763		4,616
Indonesia		170,954		168,184		411,391		418,115
Others		55,616		128,768		32,699		32,405
Consolidation adjustments		—		—		596,185		568,804

	~~W~~	8,860,912	~~W~~	8,671,562	~~W~~	11,275,086	~~W~~	11,006,341

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	31,053,065	~~W~~	31,053,230
Financial assets at fair value through profit or loss:		77,708,742		77,708,742
Due from financial institutions		59,387		59,387
Debt securities		72,790,125		72,790,125
Equity securities		4,438,481		4,438,481
Loans		307,645		307,645
Others		113,104		113,104
Derivatives held for trading		8,136,364		8,136,364
Derivatives held for hedging		474,633		474,633
Loans measured at amortized cost		455,873,383		456,909,098
Securities measured at amortized cost		39,600,835		38,784,045
Financial assets at fair value through other comprehensive income:		89,219,926		89,219,926
Debt securities		85,351,151		85,351,151
Equity securities		2,895,105		2,895,105
Loans		973,670		973,670
Other financial assets		20,917,998		20,917,998

	~~W~~	722,984,946	~~W~~	723,204,036

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,688,983	~~W~~	3,688,983
Financial liabilities designated at fair value through profit or loss		7,103,254		7,103,254
Derivatives held for trading		8,148,390		8,148,390
Derivatives held for hedging		306,305		306,305
Deposits		420,217,889		420,635,505
Borrowings		67,079,671		67,007,296
Debentures		72,147,778		72,344,144
Other financial liabilities		44,733,096		44,733,096

	~~W~~	623,425,366	~~W~~	623,966,973

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of June 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	29,836,311	~~W~~	29,833,886
Financial assets at fair value through profit or loss:		77,038,267		77,038,267
Due from financial institutions		79,811		79,811
Debt securities		72,658,432		72,658,432
Equity securities		4,022,555		4,022,555
Loans		183,726		183,726
Others		93,743		93,743
Derivatives held for trading		5,777,682		5,777,682
Derivatives held for hedging		379,946		379,946
Loans measured at amortized cost		444,805,287		445,144,428
Securities measured at amortized cost		39,701,389		38,763,702
Financial assets at fair value through other comprehensive income:		82,498,140		82,498,140
Debt securities		78,926,437		78,926,437
Equity securities		2,770,653		2,770,653
Loans		801,050		801,050
Other financial assets		16,544,513		16,544,513

	~~W~~	696,581,535	~~W~~	695,980,564

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,953,472	~~W~~	2,953,472
Financial liabilities designated at fair value through profit or loss		7,966,963		7,966,963
Derivatives held for trading		5,966,512		5,966,512
Derivatives held for hedging		244,127		244,127
Deposits		406,512,434		406,711,081
Borrowings		69,583,561		69,390,346
Debentures		69,176,668		68,975,750
Other financial liabilities		37,416,916		37,416,916

	~~W~~	599,820,653	~~W~~	599,625,167

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of June 30, 2024 and December 31, 2023, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of securities and others that are traded in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	Fair value of loans is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives and financial instruments at fair value through profit or loss	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including Finite Difference Method (“FDM”), MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Closed Form, and Tree Model or valuation results from independent external professional valuation institutions.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using DCF Model.

Debentures	Fair value is determined using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.2 Fair value hierarchy

The Group believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the consolidated statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	25,169,895	~~W~~	33,672,956	~~W~~	18,865,891	~~W~~	77,708,742
Due from financial institutions		—		—		59,387		59,387
Debt securities		22,538,190		33,401,468		16,850,467		72,790,125
Equity securities		2,518,601		271,488		1,648,392		4,438,481
Loans		—		—		307,645		307,645
Others		113,104		—		—		113,104
Derivatives held for trading		16,006		8,065,751		54,607		8,136,364
Derivatives held for hedging		—		474,633		—		474,633
Financial assets at fair value through other comprehensive income:		42,601,245		45,219,212		1,399,469		89,219,926
Debt securities		42,072,105		43,279,046		—		85,351,151
Equity securities		529,140		966,496		1,399,469		2,895,105
Loans		—		973,670		—		973,670

	~~W~~	67,787,146	~~W~~	87,432,552	~~W~~	20,319,967	~~W~~	175,539,665

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,688,983	~~W~~	—	~~W~~	—	~~W~~	3,688,983
Financial liabilities designated at fair value through profit or loss		249,385		1,214,552		5,639,317		7,103,254
Derivatives held for trading		224,898		7,452,647		470,845		8,148,390
Derivatives held for hedging		—		306,305		—		306,305

	~~W~~	4,163,266	~~W~~	8,973,504	~~W~~	6,110,162	~~W~~	19,246,932

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2023
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	20,695,760	~~W~~	38,118,478	~~W~~	18,224,029	~~W~~	77,038,267
Due from financial institutions		—		26,020		53,791		79,811
Debt securities		18,541,335		37,663,855		16,453,242		72,658,432
Equity securities		2,060,682		428,367		1,533,506		4,022,555
Loans		—		236		183,490		183,726
Others		93,743		—		—		93,743
Derivatives held for trading		58,948		5,624,691		94,043		5,777,682
Derivatives held for hedging		—		379,946		—		379,946
Financial assets at fair value through other comprehensive income:		38,630,447		42,416,785		1,450,908		82,498,140
Debt securities		37,921,922		41,004,515		—		78,926,437
Equity securities		708,525		611,220		1,450,908		2,770,653
Loans		—		801,050		—		801,050

	~~W~~	59,385,155	~~W~~	86,539,900	~~W~~	19,768,980	~~W~~	165,694,035

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,953,472	~~W~~	—	~~W~~	—	~~W~~	2,953,472
Financial liabilities designated at fair value through profit or loss		56,686		881,791		7,028,486		7,966,963
Derivatives held for trading		104,866		5,100,869		760,777		5,966,512
Derivatives held for hedging		—		244,127		—		244,127

	~~W~~	3,115,024	~~W~~	6,226,787	~~W~~	7,789,263	~~W~~	17,131,074

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	33,672,956
Debt securities		33,401,468	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		271,488	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		8,065,751	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Option Model and others	Price of underlying asset, Underlying asset index, Interest rate, Dividend yield, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		474,633	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward exchange rate, Volatility, Foreign exchange rate, CRS interest rate, and others
Financial assets at fair value through other comprehensive income:		45,219,212
Debt securities		43,279,046	DCF Model, Option Model	Underlying asset index, Discount rate, and others
Equity securities		966,496	DCF Model	Discount rate
Loans		973,670	DCF Model	Discount rate

	~~W~~	87,432,552

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,214,552	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Net Asset Value Method	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		7,452,647	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		306,305	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward exchange rate, Volatility, Foreign exchange rate, risk-free interest rate and others

	~~W~~	8,973,504

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	38,118,478
Due from financial institutions		26,020	DCF Model, Hull-white Model	Projected cash flow, Discount rate, Volatility, Correlation coefficient
Debt securities		37,663,855	DCF Model, Closed Form, Monte Carlo Simulation Model, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of transferred asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		428,367	DCF Model	Interest rate, Discount rate, and others
Loans		236	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		5,624,691	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Option Model and others	Price of underlying asset, Underlying asset index, interest rate, Dividend yield, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		379,946	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward exchange rate, Volatility, Foreign exchange rate, CRS interest rate and others
Financial assets at fair value through other comprehensive income:		42,416,785
Debt securities		41,004,515	DCF Model, Option Model	Underlying asset index, Discount rate, and others
Equity securities		611,220	DCF Model	Discount rate
Loans		801,050	DCF Model	Discount rate

	~~W~~	86,539,900

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	881,791	DCF Model, Closed Form, Monte Carlo Simulation Model, Black-Scholes Model, Hull-white Model, Binomial Model, Net Asset Value Model	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		5,100,869	DCF Model, Closed Form, Monte Carlo Simulation Model, Black-Scholes Model, Hull-white Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		244,127	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward exchange rate, Volatility, Foreign exchange rate, risk-free interest rate and others

	~~W~~	6,226,787

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	2,750,347	~~W~~	25,618,354	~~W~~	2,684,529	~~W~~	31,053,230
Loans measured at amortized cost		—		195,420		456,713,678		456,909,098
Securities measured at amortized cost [2]		4,974,654		33,783,623		25,768		38,784,045
Other financial assets [2]		—		—		20,917,998		20,917,998

	~~W~~	7,725,001	~~W~~	59,597,397	~~W~~	480,341,973	~~W~~	547,664,371

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	172,702,548	~~W~~	247,932,957	~~W~~	420,635,505
Borrowings [3]		—		5,970,842		61,036,454		67,007,296
Debentures		—		64,397,906		7,946,238		72,344,144
Other financial liabilities [2]		—		—		44,733,096		44,733,096

	~~W~~	—	~~W~~	243,071,296	~~W~~	361,648,745	~~W~~	604,720,041

(In millions of Korean won)	December 31, 2023
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	2,775,618	~~W~~	24,501,232	~~W~~	2,557,036	~~W~~	29,833,886
Loans measured at amortized cost		—		145,330		444,999,098		445,144,428
Securities measured at amortized cost [2]		4,328,010		34,410,808		24,884		38,763,702
Other financial assets [2]		—		—		16,544,513		16,544,513

	~~W~~	7,103,628	~~W~~	59,057,370	~~W~~	464,125,531	~~W~~	530,286,529

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	167,135,143	~~W~~	239,575,938	~~W~~	406,711,081
Borrowings [3]		—		5,835,132		63,555,214		69,390,346
Debentures		—		61,678,464		7,297,286		68,975,750
Other financial liabilities [2]		—		—		37,416,916		37,416,916

	~~W~~	—	~~W~~	234,648,739	~~W~~	347,845,354	~~W~~	582,494,093

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	The amounts included in Level 3 are the carrying amounts which are reasonable approximations of fair value.
[3]	Borrowings of ~~W~~4,973 million and ~~W~~38,191 million included in Level 2 are the carrying amounts which are reasonable approximations of fair value as of June 30, 2024 and December 31, 2023, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	195,420	DCF Model	Discount rate
Securities measured at amortized cost		33,783,623	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	33,979,043

Financial liabilities
Borrowings	~~W~~	5,965,869	DCF Model	Discount rate
Debentures		64,397,906	DCF Model	Discount rate

	~~W~~	70,363,775

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	145,330	DCF Model	Discount rate
Securities measured at amortized cost		34,410,808	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	34,556,138

Financial liabilities
Borrowings	~~W~~	5,796,941	DCF Model	Discount rate
Debentures		61,678,464	DCF Model	Discount rate

	~~W~~	67,475,405

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of Korean won)	June 30, 2024
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,684,529	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		456,713,678	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	~~W~~	459,398,207

Financial liabilities
Deposits	~~W~~	247,932,957	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		61,036,454	DCF Model	Other spread, Interest rate
Debentures		7,946,238	DCF Model	Other spread, Interest rate

	~~W~~	316,915,649

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,557,036	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		444,999,098	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	~~W~~	447,556,134

Financial liabilities
Deposits	~~W~~	239,575,938	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		63,555,214	DCF Model	Other spread, Interest rate
Debentures		7,297,286	DCF Model	Other spread, Interest rate

	~~W~~	310,428,438

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

If the changes in situation and events which cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	53,791	~~W~~	17,986,748	~~W~~	183,490	~~W~~	1,450,908	~~W~~	(7,028,486)	~~W~~	(666,734)
Total gains or losses:
Profit or loss		5,596		344,090		11,850		—		(186,570)		(148,504)
Other comprehensive income (loss)		—		1		—		(156,088)		(17,053)		—
Purchases		—		1,935,248		267,602		104,702		—		2,384
Sales		—		(1,760,585)		(155,540)		(53)		—		(4,594)
Issuances		—		—		—		—		(826,495)		(441)
Settlements		—		—		—		—		2,419,287		401,651
Transfers into Level 3 *		—		8,239		243		—		—		—
Transfers out of Level 3 *		—		(14,882)		—		—		—		—

Ending	~~W~~	59,387	~~W~~	18,498,859	~~W~~	307,645	~~W~~	1,399,469	~~W~~	(5,639,317)	~~W~~	(416,238)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the six-month periods ended June 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Financial assets at fair value through profit or loss				Financial investments	Financial liabilities at fair value through profit or loss	Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss	Loans measured at fair value through profit or loss	Equity securities measured at fair value through other comprehensive income	Financial liabilities designated at fair value through profit or loss	Derivatives held for trading
Beginning	~~W~~	45,025	16,479,588	149,074	1,458,280	(8,231,303)	(659,816)
Total gains or losses:
Profit or loss		4,005	583,672	27,323	—	(523,798)	89,520
Other comprehensive income (loss)		—	1	—	(45,595)	(39,140)	—
Purchases		—	1,808,949	—	83,055	—	5,669
Sales		—	(1,180,510)	—	—	—	(13,935)
Issuances		—	—	—	—	(1,903,231)	(3,920)
Settlements		—	—	—	—	2,627,262	32,896
Transfers into Level 3 *		—	—	—	—	—	—
Transfers out of Level 3 *		—	(15,651)	—	—	—	—

Ending	~~W~~	49,030	17,676,049	176,397	1,495,740	(8,070,210)	(549,586)

*	Transfers into or out of Level 3 of the fair value hierarchy occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)

	2024						2023
	Net losses on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Net gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) recognized in profit or loss for the period	~~W~~	(159,423)	~~W~~	185,885	~~W~~	—	~~W~~	65,762	~~W~~	114,960	~~W~~	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period		(105,726)		161,992		—		196,695		111,282		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	59,387	Hull-white Model	Volatility	43.00 ~ 68.00	The higher the volatility, the higher the fair value fluctuation
Debt securities		16,850,467

DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

				Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Volatility	10.00 ~ 100.48	The higher the volatility, the higher the fair value fluctuation
				Discount rate	2.43 ~ 16.55	The lower the discount rate, the higher the fair value
				Fluctuation rate of stock price	10.00 ~ 27.86	The higher the volatility, the higher the fair value
				Correlation coefficient between underlying assets	-59.21 ~ 90.02	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
Equity securities		1,648,392

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	8.68 ~ 37.50	The lower the discount rate, the higher the fair value
				Volatility	0.43 ~ 68.06	The higher the volatility, the higher the fair value fluctuation
Loans		307,645	DCF Model	Discount rate	9.48	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	June 30, 2024
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~	23,878	DCF Model, Closed Form, Monte Carlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model	Volatility of underlying asset	12.36 ~ 52.13	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-59.21 ~ 73.99	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		30,729	DCF Model, Hull-white Model, Monte Carlo Simulation, Closed Form	Volatility	3.83 ~ 100.48	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-59.21 ~ 83.30	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,399,469	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, IMV Model, Income Approach, Net Asset Value Method, Market Value Approach, and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value

				Discount rate	8.83 ~ 24.03	The lower the discount rate, the higher the fair value
				Volatility	16.75 ~ 69.46	The higher the volatility, the higher the fair value fluctuation

	~~W~~	20,319,967

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	June 30, 2024
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	5,639,317	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	1.00 ~ 100.48	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-59.21 ~ 90.02	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		49,746	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	12.36 ~ 52.13	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-59.21 ~ 73.99	The higher the correlation coefficient, the higher the fair value fluctuation
Others		421,099	DCF Model, Hull-white Model, Monte Carlo Simulation, Closed Form	Discount rate	4.26 ~ 4.43	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	3.83 ~ 100.48	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-59.21 ~ 90.02	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	6,110,162

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	53,791	Hull-white Model	Interest rate	3.20	The lower the interest rate, the higher the fair value
Debt securities		16,453,242

DCF Model, Closed Form, Monte Carlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

				Growth rate	1.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Volatility	14.01 ~ 76.22	The higher the volatility, the higher the fair value fluctuation
				Discount rate	2.48 ~ 16.27	The lower the discount rate, the higher the fair value
				Fluctuation rate of stock price	10.00 ~ 32.55	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.02 ~ 89.73	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
Equity securities		1,533,506

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	2.15 ~ 38.00	The lower the discount rate, the higher the fair value
				Volatility	0.51 ~ 45.50	The higher the volatility, the higher the fair value fluctuation
Loans		183,490	DCF Model	Discount rate	9.87	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~	72,540	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model, Net Asset Value	Volatility of underlying asset	13.79 ~ 52.45	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.02 ~ 77.96	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		21,503	DCF Model, Hull-white Model, Monte Carlo Simulation, Closed Form	Volatility	9.10 ~ 107.11	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	60.17 ~ 78.88	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,450,908	Risk Adjusted Discount Rate Method, IMV Model, DCF Model, Comparable Company Analysis, Dividend Discount Model, Net Asset Value Method, Market Value Approach, Income Approach and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	8.83 ~ 19.90	The lower the discount rate, the higher the fair value
				Volatility	20.60 ~ 27.96	The higher the volatility, the higher the fair value fluctuation

	~~W~~	19,768,980

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	7,028,486	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-white Model, Black-Scholes Model, Net Asset Valuation	Volatility of underlying asset	1.00 ~ 107.11	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.02 ~ 89.73	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		437,662	DCF Model, Closed Form, Monte Carlo Simulation, Hull-white Model, Black-Scholes Model, Net Asset Valuation	Volatility of underlying asset	13.79 ~ 52.45	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.02 ~ 77.96	The higher the correlation coefficient, the higher the fair value fluctuation
Others		323,115	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Discount rate	5.07 ~ 5.19	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	4.49 ~ 107.11	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.02 ~ 89.73	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	7,789,263

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are (a) equity-related derivatives, currency-related derivatives, and interest rate related derivatives whose fair value changes are recognized in profit or loss, (b) financial liabilities designated at fair value through profit or loss, and (c) due from financial institutions, debt securities (including beneficiary certificates), equity securities, and loans whose fair value changes are recognized in profit or loss or other comprehensive income or loss. If the overlay approach according to Korean IFRS No. 1104 is applied, the fair value changes of financial assets at fair value through profit or loss are recognized as other comprehensive income.

Results of the sensitivity analysis of changes in unobservable inputs as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	222	~~W~~	(234)	~~W~~	—	~~W~~	—
Debt securities [4]		99,465		(98,683)		—		—
Equity securities [3]		26,400		(15,524)		—		—
Loans [5]		2,191		(1,990)		—		—
Derivatives held for trading [2]		9,103		(10,215)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		48,833		(35,159)

	~~W~~	137,381	~~W~~	(126,646)	~~W~~	48,833	~~W~~	(35,159)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	19,453	~~W~~	(18,076)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		17,186		(19,092)		—		—

	~~W~~	36,639	~~W~~	(37,168)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2023
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	211	~~W~~	(224)	~~W~~	—	~~W~~	—
Debt securities [4]		94,310		(94,063)		—		—
Equity securities [3]		25,683		(17,107)		—		—
Loans [5]		2,218		(2,010)		—		—
Derivatives held for trading [2]		8,150		(8,723)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		95,829		(56,625)

	~~W~~	130,572	~~W~~	(122,127)	~~W~~	95,829	~~W~~	(56,625)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	43,114	~~W~~	(42,487)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		17,983		(19,125)		—		—

	~~W~~	61,097	~~W~~	(61,612)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, recovery rate, liquidation value by ±1%p and volatility of underlying asset, growth rate by ±1%p or ±10% and correlation coefficient by ±10%.

[2]	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price of underlying asset and volatility by ± 10%.
[3]	For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%p~1%p) and growth rate (-1%p~1%p).
[4]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting rate of real estate price fluctuation by -1%p~1%p, and for beneficiary certificates whose underlying assets are equity investments, changes in fair value are calculated by shifting principal unobservable input parameters such as liquidation value by -1%p~1%p and discount rate by -1%p~1%p.

[5]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by -1%p~1%p.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.4 Valuation gains and losses on transaction day

When the Group measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in deferred valuation gains and losses on transaction day for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Balance at the beginning of the period	~~W~~	23,431	~~W~~	71,504
New transactions		28,940		62,086
Changes during the period		(42,666)		(80,002)

Balance at the end of the period	~~W~~	9,705	~~W~~	53,588

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)

	June 30, 2024
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	31,053,065	~~W~~	—	~~W~~	31,053,065
Financial assets at fair value through profit or loss		77,708,742		—		—		—		—		77,708,742
Derivative financial assets		8,136,364		—		—		—		474,633		8,610,997
Loans measured at amortized cost		—		—		—		455,873,383		—		455,873,383
Financial investments		—		86,324,820		2,895,106		39,600,835		—		128,820,761
Other financial assets		—		—		—		20,917,998		—		20,917,998

	~~W~~	85,845,106	~~W~~	86,324,820	~~W~~	2,895,106	~~W~~	547,445,281	~~W~~	474,633	~~W~~	722,984,946

(In millions of Korean won)

	June 30, 2024
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,688,983	~~W~~	7,103,254	~~W~~	—	~~W~~	—	~~W~~	10,792,237
Derivative financial liabilities		8,148,390		—		—		306,305		8,454,695
Deposits		—		—		420,217,889		—		420,217,889
Borrowings		—		—		67,079,671		—		67,079,671
Debentures		—		—		72,147,778		—		72,147,778
Other financial liabilities *		—		—		44,733,096		—		44,733,096

	~~W~~	11,837,373	~~W~~	7,103,254	~~W~~	604,178,434	~~W~~	306,305	~~W~~	623,425,366

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.3 Carrying Amount of Financial Instruments by Category (cont’d)

(In millions of Korean won)

	December 31, 2023
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	29,836,311	~~W~~	—	~~W~~	29,836,311
Financial assets at fair value through profit or loss		77,038,267		—		—		—		—		77,038,267
Derivative financial assets		5,777,682		—		—		—		379,946		6,157,628
Loans measured at amortized cost		—		—		—		444,805,287		—		444,805,287
Financial investments		—		79,727,487		2,770,653		39,701,389		—		122,199,529
Other financial assets		—		—		—		16,544,513		—		16,544,513

	~~W~~	82,815,949	~~W~~	79,727,487	~~W~~	2,770,653	~~W~~	530,887,500	~~W~~	379,946	~~W~~	696,581,535

(In millions of Korean won)

	December 31, 2023
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,953,472	~~W~~	7,966,963	~~W~~	—	~~W~~	—	~~W~~	10,920,435
Derivative financial liabilities		5,966,512		—		—		244,127		6,210,639
Deposits		—		—		406,512,434		—		406,512,434
Borrowings		—		—		69,583,561		—		69,583,561
Debentures		—		—		69,176,668		—		69,176,668
Other financial liabilities *		—		—		37,416,916		—		37,416,916

	~~W~~8,919,984		~~W~~7,966,963		~~W~~582,689,579		~~W~~244,127		~~W~~599,820,653

*	Other financial liabilities include lease liabilities that are not included in the category of financial instruments measured at amortized cost.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

7. Due from Financial Institutions Measured at Amortized Cost

7.1 Details of due from financial institutions as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%) as of June 30, 2024	June 30, 2024		December 31, 2023
Due from financial institutions in Korean won*	Due from the Bank of Korea	The Bank of Korea	0.00 ~ 3.51	~~W~~	15,396,508	~~W~~	13,731,708
	Due from banks	Hana Bank and others	0.00 ~ 5.20		3,219,159		3,953,940
	Due from others	Samsung securities and others	0.00 ~ 4.23		1,094,640		1,030,310

					19,710,307		18,715,958

Due from financial institutions in foreign currencies*	Due from banks in foreign currencies	OCBC and others	0.00 ~ 5.16		5,914,981		6,210,917
	Time deposits in foreign currencies	BANK OF COMMUNICATIO-NS SEOUL and others	0.00 ~ 7.35		715,319		442,122
	Due from others	THE BANK OF NEW YORK MELLON and others	0.00 ~ 8.10		2,315,453		2,211,303
					8,945,753		8,864,342

				~~W~~	28,656,060	~~W~~	27,580,300

*	Before netting of allowance

7.2 Details of restricted due from financial institutions as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)		Financial institutions	June 30, 2024		December 31, 2023		Reasons of restriction
Due from financial institutions in Korean won*	Due from the Bank of Korea	The Bank of Korea	~~W~~	15,396,508	~~W~~	13,731,708	Bank of Korea Act
	Due from banks	Korea Development Bank and others		77,398		40,721	Net settlement and others
	Due from others	Samsung futures and others		749,361		799,361	Derivatives margin account and others

				16,223,267		14,571,790

Due from financial institutions in foreign currencies*	Due from banks in foreign currencies	The Bank of Korea and others		2,304,473		1,630,348	Bank of Korea Act and others
	Time deposits in foreign currencies	AGRICULTURAL BANK OF CHINA NEW YORK BRANCH and others		92,874		86,406	Bank Act of the State of New York and others
	Due from others	THE BANK OF NEW YORK MELLON and others		1,978,364		1,689,065	Derivatives margin account and others

				4,375,711		3,405,819

			~~W~~	20,598,978	~~W~~	17,977,609

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

7.3 Changes in allowances for credit losses of due from financial institutions for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired
Beginning	~~W~~	1,021	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Sales		—		—		—
Provision (reversal) of credit losses		306		—		—
Others		64		—		—

Ending	~~W~~	1,391	~~W~~	—	~~W~~	—

(In millions of Korean won)	2023
	12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired
Beginning	~~W~~	2,743	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Sales		—		—		—
Provision (reversal) of credit losses		(1,321)		—		—
Business combination		6		—		—
Others		(27)		—		—

Ending	~~W~~	1,401	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and hedging the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate risk and currency risk arising from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the predetermined transaction limit.

The Group provides and trades a range of derivative financial instruments, including:

•	Interest rate swaps relating to interest rate risk in Korean won

•	Cross-currency swaps, forwards, and options relating to currency risk

•	Stock index options linked with the Korea Composite Stock Price Index (“KOSPI”)

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards, and others to hedge the risk of changes in fair value due to the changes in interest rate and foreign exchange rate of structured debentures in Korean won, debentures in foreign currencies, structured deposits in foreign currencies, and others. The Group applies cash flow hedge accounting using interest rate swaps, currency swaps, and others to hedge the risk of changes in cash flows of floating rate debt securities in Korean won, borrowings in foreign currencies, group of loans measured at amortized cost, and others. In addition, the Group applies net investments in foreign operations hedge accounting by designating debentures in foreign currencies and cross currency forwards as hedging instruments to hedge the currency risk of net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

8.1 Details of derivative financial instruments held for trading as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)

	June 30, 2024						December 31, 2023
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	16,715,347	~~W~~	469,232	~~W~~	419,904	~~W~~	14,872,481	~~W~~	488,542	~~W~~	465,983
Futures*		6,909,960		2,879		3,464		5,398,495		6,226		4,576
Swaps		379,604,295		580,027		573,495		416,613,927		556,985		574,865
Options		7,984,000		193,051		183,852		9,384,000		203,718		208,277

		411,213,602		1,245,189		1,180,715		446,268,903		1,255,471		1,253,701

Currency
Forwards		148,835,750		3,368,937		2,129,528		136,805,906		1,316,968		1,273,558
Futures*		621,775		238		96		576,730		696		989
Swaps		83,202,246		3,063,965		4,145,603		84,027,181		2,731,314		2,426,152
Options		1,859,511		7,505		11,685		1,238,475		7,668		4,713

		234,519,282		6,440,645		6,286,912		222,648,292		4,056,646		3,705,412

Stock and index
Futures*		2,188,005		916		50,851		1,352,920		11,179		13,232
Swaps		4,794,451		270,189		171,909		5,165,523		330,132		493,475
Options		3,708,101		123,788		134,984		4,880,805		80,576		240,274

		10,690,557		394,893		357,744		11,399,248		421,887		746,981

Credit
Swaps		3,817,915		36,326		28,519		2,864,357		17,799		8,695

		3,817,915		36,326		28,519		2,864,357		17,799		8,695

Commodity
Futures*		52,525		276		3,990		26,037		1,305		106
Swaps		97,752		2,754		2,746		31,635		4,348		4,352
Options		339,989		779		776		100,484		1,091		1,147

		490,266		3,809		7,512		158,156		6,744		5,605

Others		903,835		15,502		286,988		788,841		19,135		246,118

	~~W~~	661,635,457	~~W~~	8,136,364	~~W~~	8,148,390	~~W~~	684,127,797	~~W~~	5,777,682	~~W~~	5,966,512

*	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	4,417,597	~~W~~	1,721,843	~~W~~	1,152,707	~~W~~	221,749	~~W~~	862,673	~~W~~	2,051,468	~~W~~	10,428,037
Average price condition (%)		4.82		4.44		4.63		5.78		6.91		3.95		4.76
Average price condition (KRW/USD)		1,291.21		1,289.10		1,297.72		—		—		—		1,291.42
Average price condition (KRW/EUR)		1,382.00		1,452.09		1,440.95		—		—		—		1,423.22
Average price condition (KRW/AUD)		890.27		851.30		—		—		—		—		886.69
Average price condition (KRW/GBP)		1,587.90		1,537.65		—		—		—		—		1,539.22
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	2,260,357	~~W~~	2,645,684	~~W~~	2,007,300	~~W~~	1,766,936	~~W~~	243,650	~~W~~	153,892	~~W~~	9,077,819
Average price condition (%)		3.63		4.34		2.79		5.91		4.24		3.11		4.52
Average price condition (KRW/USD)		1,220.12		1,230.22		1,326.61		1,299.33		1,331.87		1,349.00		1,265.07
Average price condition (KRW/EUR)		1,369.14		—		—		1,392.00		—		—		1,372.29
Average price condition (KRW/AUD)		853.40		889.00		—		—		—		—		866.92
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	14,587	~~W~~	—	~~W~~	223,661	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	238,248
Average price condition (KRW/USD)		1,071.00		—		1,178.92		—		—		—		1,158.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of June 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	2,998,238	~~W~~	3,555,510	~~W~~	1,667,087	~~W~~	349,482	~~W~~	267,778	~~W~~	2,304,270	~~W~~	11,142,365
Average price condition (%)		4.77		4.86		5.18		5.23		5.73		4.93		4.95
Average price condition (KRW/USD)		1,257.22		1,277.42		1,242.04		—		—		—		1,257.90
Average price condition (KRW/EUR)		1,373.58		1,427.96		1,436.77		—		—		—		1,404.28
Average price condition (KRW/AUD)		872.12		840.73		—		—		—		—		869.67
Average price condition (KRW/GBP)		—		1,536.92		—		—		—		—		1,536.92
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	1,651,669	~~W~~	2,035,885	~~W~~	1,994,375	~~W~~	1,364,708	~~W~~	154,813	~~W~~	160,000	~~W~~	7,361,450
Average price condition (%)		4.6		3.05		11.94		7.98		2.67		3.11		10.68
Average price condition (KRW/USD)		1,220.93		1,221.93		1,230.48		1,325.04		1,147.95		—		1,235.39
Average price condition (KRW/EUR)		1,364.00		1,374.73		—		—		1,392.00		—		1,372.29
Average price condition (KRW/AUD)		856.4		851.5		889		—		—		—		866.92
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	31,332	~~W~~	—	~~W~~	207,593	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	238,925
Average price condition (KRW/USD)		1,071.00		—		1,178.92		—		—		—		1,164.76

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

8.3 Fair Value Hedge

8.3.1 Details of fair value hedged items as of June 30, 2024 and December 31, 2023 and changes in fair value for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)		June 30, 2024								2024
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	2,012,156	~~W~~	—	~~W~~	(30,601)	~~W~~	—	~~W~~	8,117
	Debt securities in foreign currencies		1,875,858		—		(70,052)		—		3,859
	Deposits in Korean won		—		243,546		—		3,546		(3,561)
	Deposits in foreign currencies		—		33,471		—		(8,206)		1,539
	Debentures in Korean won		—		2,852,591		—		(146,303)		3,183
	Debentures in foreign currencies		—		1,418,706		—		(81,630)		13,421

			3,888,014		4,548,314		(100,653)		(232,593)		26,558

Currency	Debt securities in foreign currencies		1,510,925		—		211,564		—		116,872

			1,510,925		—		211,564		—		116,872

		~~W~~	5,398,939	~~W~~	4,548,314	~~W~~	110,911	~~W~~	(232,593)	~~W~~	143,430

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

8.3.1 Details of fair value hedged items as of June 30, 2024 and December 31, 2023 and changes in fair value for the six-month periods ended June 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023								2023
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	1,975,442	~~W~~	—	~~W~~	(50,746)	~~W~~	—	~~W~~	18,313
	Debt securities in foreign currencies		2,585,073		—		(111,902)		—		14,940
	Deposits in Korean won		—		49,985		—		(15)		767
	Deposits in foreign currencies		—		32,016		—		(6,667)		263
	Debentures in Korean won		—		5,678,927		—		(141,073)		(38,732)
	Debentures in foreign currencies		—		1,310,952		—		(68,706)		(7,459)

			4,560,515		7,071,880		(162,648)		(216,461)		(11,908)

Currency	Debt securities in foreign currencies		1,525,072		—		140,391		—		4,507

			1,525,072		—		140,391		—		4,507

		~~W~~	6,085,587	~~W~~	7,071,880	~~W~~	(22,257)	~~W~~	(216,461)	~~W~~	(7,401)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

8.3.2 Details of derivative instruments designated as fair value hedge as of June 30, 2024 and December 31, 2023 and changes in fair value for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)
	June 30, 2024						2024
	Notional amount		Carrying amount				Changes in fair value
			Assets		Liabilities
Interest rate
Futures	~~W~~	370,868	~~W~~	—	~~W~~	—	~~W~~	38
Swaps		8,436,708		90,855		85,403		(28,004)

		8,807,576		90,855		85,403		(27,966)
Currency
Forwards		1,620,461		457		74,055		(107,021)

	~~W~~	10,428,037	~~W~~	91,312	~~W~~	159,458	~~W~~	(134,987)

(In millions of Korean won)
	December 31, 2023						2023
	Notional amount		Carrying amount				Changes in fair value
			Assets		Liabilities
Interest rate
Swaps	~~W~~	9,654,617	~~W~~	111,360	~~W~~	75,776	~~W~~	12,607
Currency
Forwards		1,487,748		18,916		28,793		(39,167)

	~~W~~	11,142,365	~~W~~	130,276	~~W~~	104,569	~~W~~	(26,560)

8.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)
	2024		2023
Hedge accounting
Interest rate	~~W~~	416	~~W~~	699
Currency		9,851		(34,660)

	~~W~~	10,267	~~W~~	(33,961)

8.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Losses on hedging instruments	~~W~~	(133,164)	~~W~~	(32,370)
Gains (losses) on hedged items attributable to the hedged risk		141,198		(7,278)

	~~W~~	8,034	~~W~~	(39,648)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

8.4 Cash Flow Hedge

8.4.1 Details of cash flow hedged items as of June 30, 2024 and December 31, 2023 and changes in fair value for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)

	Cash flow hedge reserve				Changes in fair value
	June 30, 2024		December 31, 2023		2024		2023
Hedge accounting
Interest rate risk	~~W~~	90,672	~~W~~	113,361	~~W~~	11,163	~~W~~	15,824
Currency risk		(48,299)		(39,806)		(63,996)		(17,038)

	~~W~~	42,373	~~W~~	73,555	~~W~~	(52,833)	~~W~~	(1,214)

8.4.2 Details of derivative instruments designated as cash flow hedge as of June 30, 2024 and December 31, 2023 and changes in fair value for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)

	June 30, 2024						2024
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	1,738,499	~~W~~	78,710	~~W~~	3,637	~~W~~	(45,033)
Swaps		3,079,025		72,736		1,244		14,645
Currency
Swaps		4,260,295		231,875		138,625		106,018

	~~W~~	9,077,819	~~W~~	383,321	~~W~~	143,506	~~W~~	75,630

(In millions of Korean won)

	December 31, 2023						2023
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	750,396	~~W~~	105,124	~~W~~	7,856	~~W~~	4,671
Swaps		3,115,818		59,376		3,547		(1,498)
Currency
Swaps		3,495,236		85,170		122,848		(4,874)

	~~W~~	7,361,450	~~W~~	249,670	~~W~~	134,251	~~W~~	(1,701)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

8.4.3 Gains or losses on cash flow hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Gains (losses) on hedging instruments:	~~W~~	75,630	~~W~~	(1,701)
Effective portion of gains (losses) on cash flow hedging instruments (recognized in other comprehensive income or loss)		75,000		(2,940)
Ineffective portion of gains on cash flow hedging instruments (recognized in profit or loss)		630		1,239

8.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss related to derivative instruments designated as cash allow hedge for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Other comprehensive income (loss)	~~W~~	75,000	~~W~~	(2,940)
Reclassification to profit or loss		(117,354)		(10,417)
Income tax effect		11,172		(875)

	~~W~~	(31,182)	~~W~~	(14,232)

8.5 Hedge of Net Investments in Foreign Operations

8.5.1 Details of net investments in foreign operations hedged items as of June 30, 2024 and December 31, 2023 and changes in fair value for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)

	Foreign currency translation reserve				Changes in fair value
	June 30, 2024		December 31, 2023		2024		2023
Hedge accounting
Currency risk	~~W~~	(220,620)	~~W~~	(129,401)	~~W~~	123,938	~~W~~	53,535

8.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of June 30, 2024 and December 31, 2023 and changes in fair value for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)

	June 30, 2024						2024
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	14,587	~~W~~	—	~~W~~	3,341	~~W~~	1,966
Debentures in foreign currencies		1,561,721		—		1,561,721		(125,904)

	~~W~~	1,576,308	~~W~~	—	~~W~~	1,565,062	~~W~~	(123,938)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

8.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of June 30, 2024 and December 31, 2023 and changes in fair value for the six-month periods ended June 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2023						2023
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	31,332	~~W~~	—	~~W~~	5,307	~~W~~	(4,946)
Swaps		—		—		—		512

Debentures in foreign currencies		1,435,817		—		1,435,817		(49,101)

	~~W~~	1,467,149	~~W~~	—	~~W~~	1,441,124	~~W~~	(53,535)

8.5.3 Fair value of non-derivative financial instruments designated as hedge of net investments in foreign operations as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Debentures in foreign currencies	~~W~~	1,641,391	~~W~~	1,509,978

8.5.4 Gains or losses on net investments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Losses on hedging instruments:	~~W~~	(123,938)	~~W~~	(53,535)
Effective portion of losses on hedge of net investments in foreign operations (recognized in other comprehensive income or loss)		(123,938)		(53,535)
Ineffective portion of losses on hedge of net investments in foreign operations (recognized in profit or loss)		—		—

8.5.5 Effective portion of gains or losses on net investments in foreign operations hedging instruments recognized in other comprehensive income (loss) for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Other comprehensive loss	~~W~~	(123,938)	~~W~~	(53,535)
Reclassification to profit or loss		—		—
Income tax effect		32,719		14,139

	~~W~~	(91,219)	~~W~~	(39,396)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

9. Loans Measured at Amortized Cost

9.1 Details of loans as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Loans measured at amortized cost	~~W~~	460,709,504	~~W~~	449,676,848
Deferred loan origination fees and costs		626,963		591,244
Less: Allowances for credit losses		(5,463,084)		(5,462,805)

	~~W~~	455,873,383	~~W~~	444,805,287

9.2 Details of loans to banks as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Loans measured at amortized cost	~~W~~	11,112,451	~~W~~	11,569,466
Less: Allowances for credit losses		(27,046)		(20,429)

	~~W~~	11,085,405	~~W~~	11,549,037

9.3 Details of loan types and customer types of loans to customers other than banks as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	183,201,328	~~W~~	195,088,758	~~W~~	—	~~W~~	378,290,086
Loans in foreign currencies		5,279,377		27,319,003		—		32,598,380
Domestic import usance bills		—		4,490,281		—		4,490,281
Off-shore funding loans		—		526,071		—		526,071
Call loans		—		50,000		—		50,000
Bills bought in Korean won		—		1,884		—		1,884
Bills bought in foreign currencies		—		1,970,700		—		1,970,700
Guarantee payments under acceptances and guarantees		—		12,612		—		12,612
Credit card receivables in Korean won		—		—		22,157,417		22,157,417
Credit card receivables in foreign currencies		—		—		42,377		42,377
Bonds purchased under repurchase agreements		—		1,951,108		—		1,951,108
Privately placed bonds		—		444,125		—		444,125
Factored receivables		25		648		—		673
Lease receivables		408,797		264,339		—		673,136
Loans for installment credit		6,138,845		876,321		—		7,015,166

		195,028,372		232,995,850		22,199,794		450,224,016

Proportion (%)		43.32		51.75		4.93		100.00
Less: Allowances for credit losses		(1,467,003)		(2,971,581)		(997,454)		(5,436,038)

	~~W~~	193,561,369	~~W~~	230,024,269	~~W~~	21,202,340	~~W~~	444,787,978

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

9.3 Details of loan types and customer types of loans to customers other than banks as of June 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	178,476,837	~~W~~	190,160,636	~~W~~	—	~~W~~	368,637,473
Loans in foreign currencies		4,859,698		25,449,011		—		30,308,709
Domestic import usance bills		—		3,398,981		—		3,398,981
Off-shore funding loans		—		507,683		—		507,683
Call loans		—		269,198		—		269,198
Bills bought in Korean won		—		1,861		—		1,861
Bills bought in foreign currencies		—		1,276,579		—		1,276,579
Guarantee payments under acceptances and guarantees		—		20,085		—		20,085
Credit card receivables in Korean won		—		—		22,304,522		22,304,522
Credit card receivables in foreign currencies		—		—		45,449		45,449
Bonds purchased under repurchase agreements		—		3,633,073		—		3,633,073
Privately placed bonds		—		901,609		—		901,609
Factored receivables		70		99		—		169
Lease receivables		447,494		337,407		—		784,901
Loans for installment credit		5,908,190		700,144		—		6,608,334

		189,692,289		226,656,366		22,349,971		438,698,626

Proportion (%)		43.24		51.67		5.09		100.00
Less: Allowances for credit losses		(1,369,081)		(3,137,470)		(935,825)		(5,442,376)

	~~W~~	188,323,208	~~W~~	223,518,896	~~W~~	21,414,146	~~W~~	433,256,250

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

10. Allowances for Credit Losses

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired				Not impaired		Impaired				Not impaired		Impaired
Beginning	~~W~~	584,650	~~W~~	283,382	~~W~~	501,049	~~W~~	939,640	~~W~~	935,715	~~W~~	1,282,544	~~W~~	206,525	~~W~~	328,152	~~W~~	401,148
Transfer between stages:
Transfer to 12-month expected credit losses		88,432		(82,631)		(5,801)		188,607		(177,279)		(11,328)		50,044		(49,633)		(411)
Transfer to lifetime expected credit losses		(65,301)		89,253		(23,952)		(188,613)		219,197		(30,584)		(26,110)		31,832		(5,722)
Impairment		(19,531)		(75,080)		94,611		(5,096)		(109,429)		114,525		(3,500)		(36,423)		39,923
Write-offs		—		—		(306,669)		—		(1)		(299,029)		—		—		(322,004)
Sales		(741)		(490)		(35,211)		—		(376)		(64,706)		—		—		—
Provision (reversal) for credit losses [1,2]		19,405		47,338		372,450		(46,722)		(13,319)		250,742		(15,788)		41,157		385,979
Others (exchange differences, etc.)		707		232		901		(2,794)		3,770		13,163		(1)		—		(27,714)

Ending	~~W~~	607,621	~~W~~	262,004	~~W~~	597,378	~~W~~	885,022	~~W~~	858,278	~~W~~	1,255,327	~~W~~	211,170	~~W~~	315,085	~~W~~	471,199

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the six-month periods ended June 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired				Not impaired		Impaired				Not impaired		Impaired
Beginning	~~W~~	602,037	~~W~~	284,816	~~W~~	450,513	~~W~~	522,552	~~W~~	561,936	~~W~~	901,288	~~W~~	163,185	~~W~~	354,315	~~W~~	320,342
Transfer between stages:
Transfer to 12-month expected credit losses		91,029		(88,463)		(2,566)		83,929		(75,845)		(8,084)		80,201		(77,860)		(2,341)
Transfer to lifetime expected credit losses		(70,118)		92,841		(22,723)		(66,347)		99,663		(33,316)		(20,326)		21,768		(1,442)
Impairment		(7,827)		(62,218)		70,045		(4,705)		(75,483)		80,188		(2,039)		(32,746)		34,785
Write-offs		—		—		(337,062)		—		(1)		(113,211)		—		—		(275,640)
Sales		(837)		(460)		(11,418)		—		(229)		(14,223)		—		—		—
Provision (reversal) for credit losses [1,2]		(50,598)		61,578		313,799		259,077		163,069		255,571		(20,723)		33,341		349,565
Others (exchange differences, etc.)		1,467		681		8,827		(1,972)		2,029		48,353		172		—		(19,199)

Ending	~~W~~	565,153	~~W~~	288,775	~~W~~	469,415	~~W~~	792,534	~~W~~	675,139	~~W~~	1,116,566	~~W~~	200,470	~~W~~	298,818	~~W~~	406,070

[1]

Provision for credit losses in the consolidated statements of comprehensive income also includes provision (reversal) for credit losses of due from financial institutions (Note 7.3), provision (reversal) for credit losses of financial investments (Note 11.5), provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 17.2), provision (reversal) for credit losses of financial guarantee contracts (Note 17.3), and provision (reversal) for credit losses of other financial assets.

[2]	Includes ~~W~~ 144,256 million and ~~W~~ 163,118 million of collections from written-off loans for the six-month periods ended June 30, 2024 and 2023, respectively.

The amount of financial assets that the Group wrote off during the current year but is continuing recovery activities is ~~W~~ 927,703 million. Also, the Group manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ~~W~~ 10,627,470 million and ~~W~~ 10,301,118 million as of June 30, 2024 and December 31, 2023, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

10.2 Changes in gross carrying amount of loans for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired
Beginning	~~W~~	408,283,402	~~W~~	37,076,587	~~W~~	4,908,103
Transfer between stages:
Transfer to 12-month expected credit losses		16,862,864		(16,778,247)		(84,617)
Transfer to lifetime expected credit losses (not impaired)		(22,043,833)		22,536,184		(492,351)
Transfer to lifetime expected credit losses (impaired)		(790,541)		(2,015,679)		2,806,220
Write-offs		—		(1)		(927,702)
Sales		(2,240,146)		(57,962)		(426,344)
Net increase (decrease) (execution, repayment, and others)		18,108,344		(2,995,018)		(392,796)

Ending	~~W~~	418,180,090	~~W~~	37,765,864	~~W~~	5,390,513

(In millions of Korean won)	2023
	12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired
Beginning	~~W~~	399,089,134	~~W~~	34,563,171	~~W~~	3,547,610
Transfer between stages:
Transfer to 12-month expected credit losses		20,088,610		(19,796,574)		(292,036)
Transfer to lifetime expected credit losses (not impaired)		(21,573,449)		22,021,948		(448,499)
Transfer to lifetime expected credit losses (impaired)		(1,051,748)		(1,558,627)		2,610,375
Write-offs		—		(1)		(725,913)
Sales		(3,010,965)		(35,026)		(145,781)
Net increase (decrease) (execution, repayment, and others)		9,757,813		(3,319,032)		45,485

Ending	~~W~~	403,299,395	~~W~~	31,875,859	~~W~~	4,591,241

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

11.1 Details of financial assets at fair value through profit or loss and financial investments as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	12,633,815	~~W~~	10,100,109
Financial bonds		10,603,370		12,793,559
Corporate bonds		6,531,263		6,677,388
Asset-backed securities		28,931		68,093
Beneficiary certificates		21,267,953		20,511,995
Derivative-linked securities		1,923,124		2,197,575
Other debt securities		19,801,669		20,309,713
Equity securities:
Stocks		3,993,174		3,498,880
Other equity securities		445,307		523,675
Loans:
Privately placed bonds		201,918		150,208
Other loans		105,727		33,518
Due from financial institutions:
Other due from financial institutions		59,387		79,811
Others		113,104		93,743

	~~W~~	77,708,742	~~W~~	77,038,267

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	~~W~~	36,973,246	~~W~~	33,455,476
Financial bonds		23,078,915		20,898,723
Corporate bonds		22,887,822		22,492,869
Asset-backed securities		2,297,887		1,963,242
Other debt securities		113,281		116,127
Equity securities:
Stocks		1,633,639		1,951,150
Equity investments		1,541		9,560
Other equity securities		1,259,925		809,943
Loans:
Privately placed bonds		973,670		801,050

		89,219,926		82,498,140

Financial assets at amortized cost
Debt securities:
Government and public bonds		6,369,410		6,507,625
Financial bonds		14,010,227		14,257,747
Corporate bonds		9,187,268		9,368,943
Asset-backed securities		9,874,182		9,418,498
Other debt securities		179,569		167,848
Less: Allowances for credit losses		(19,821)		(19,272)

		39,600,835		39,701,389

	~~W~~	128,820,761	~~W~~	122,199,529

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

11.2 Dividend income from equity securities designated at fair value through other comprehensive income for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)		2024				2023
		From the equity securities derecognized		From the equity securities held		From the equity securities derecognized		From the equity securities held
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	—	~~W~~	3,597	~~W~~	—	~~W~~	1,999
	Unlisted		—		15,743		—		14,406
Equity investments			111		—		—		—
Other equity securities			343		24,239		—		13,147

		~~W~~	454	~~W~~	43,579	~~W~~	—	~~W~~	29,552

11.3 Derecognized equity securities measured at fair value through other comprehensive income for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)		2024				2023
		Disposal price		Accumulated other comprehensive income (loss) as of disposal date		Disposal price		Accumulated other comprehensive income as of disposal date
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	8,054	~~W~~	(5,586)	~~W~~	37,295	~~W~~	35,961
	Unlisted		—		—		—		—
Other equity securities			80,620		843		—		—

		~~W~~	88,674	~~W~~	(4,743)	~~W~~	37,295	~~W~~	35,961

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

11.4 Provision (reversal) for credit losses of financial investments for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	5,433	~~W~~	(3,687)	~~W~~	1,746
Loans measured at fair value through other comprehensive income		362		(174)		188
Securities measured at amortized cost		1,793		(1,266)		527

	~~W~~	7,588	~~W~~	(5,127)	~~W~~	2,461

(In millions of Korean won)	2023
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	9,812	~~W~~	(1,959)	~~W~~	7,853
Loans measured at fair value through other comprehensive income		78		(3)		75
Securities measured at amortized cost		9,186		(659)		8,527

	~~W~~	19,076	~~W~~	(2,621)	~~W~~	16,455

11.5 Changes in allowances for credit losses of financial investments for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired
Beginning	~~W~~	44,465	~~W~~	—	~~W~~	77
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(1,151)		—		—
Provision for credit losses		2,461		—		—
Others		639		—		—

Ending	~~W~~	46,414	~~W~~	—	~~W~~	77

(In millions of Korean won)	2023
	12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired
Beginning	~~W~~	16,343	~~W~~	270	~~W~~	76
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(442)		(270)		—
Provision for credit losses		16,455		—		—
Others		(227)		—		—

Ending	~~W~~	32,129	~~W~~	—	~~W~~	76

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

12. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024
	Assets		Liabilities		Net amount
Other provisions	~~W~~	399,357	~~W~~	—	~~W~~	399,357
Allowances for credit losses		38,639		—		38,639
Impairment losses of property and equipment		12,081		(1,383)		10,698
Share-based payments		29,221		—		29,221
Provisions for acceptances and guarantees		52,634		(42)		52,592
Gains or losses on valuation of derivatives		213,551		(213,633)		(82)
Present value discount		12,928		(14)		12,914
Gains or losses on fair value hedge		—		(61,405)		(61,405)
Accrued interest		149		(239,377)		(239,228)
Deferred loan origination fees and costs		15,150		(185,012)		(169,862)
Advanced depreciation provision		—		(4,003)		(4,003)
Gains or losses on revaluation		313		(290,487)		(290,174)
Investments in subsidiaries and others		59,438		(231,333)		(171,895)
Gains or losses on valuation of security investment		854,519		(307,652)		546,867
Defined benefit liabilities		557,637		(451)		557,186
Accrued expenses		214,174		(174)		214,000
Retirement insurance expense		—		(624,260)		(624,260)
Adjustments to the prepaid contributions		—		(45,450)		(45,450)
Derivative-linked securities		5,728		(57,759)		(52,031)
Others *		1,270,569		(3,051,815)		(1,781,246)

		3,736,088		(5,314,250)		(1,578,162)

Offsetting of deferred income tax assets and liabilities		(3,460,769)		3,460,769		—

	~~W~~	275,319	~~W~~	(1,853,481)	~~W~~	(1,578,162)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

12. Deferred Income Tax Assets and Liabilities (cont’d)

(In millions of Korean won)	December 31, 2023
	Assets		Liabilities		Net amount
Other provisions	~~W~~	317,698	~~W~~	—	~~W~~	317,698
Allowances for credit losses		29,768		—		29,768
Impairment losses of property and equipment		8,516		(1,407)		7,109
Share-based payments		24,326		—		24,326
Provisions for acceptances and guarantees		48,917		—		48,917
Gains or losses on valuation of derivatives		238,875		(184,469)		54,406
Present value discount		14,471		(13)		14,458
Gains or losses on fair value hedge		—		(57,146)		(57,146)
Accrued interest		146		(213,708)		(213,562)
Deferred loan origination fees and costs		14,593		(179,868)		(165,275)
Advanced depreciation provision		—		(4,003)		(4,003)
Gains or losses on revaluation		313		(290,547)		(290,234)
Investments in subsidiaries and others		56,338		(216,908)		(160,570)
Gains or losses on valuation of security investment		912,706		(354,353)		558,353
Defined benefit liabilities		575,599		(26)		575,573
Accrued expenses		323,229		—		323,229
Retirement insurance expense		—		(627,556)		(627,556)
Adjustments to the prepaid contributions		—		(33,005)		(33,005)
Derivative-linked securities		5,735		(262,523)		(256,788)
Others *		1,091,821		(3,143,260)		(2,051,439)

		3,663,051		(5,568,792)		(1,905,741)

Offsetting of deferred income tax assets and liabilities		(3,388,826)		3,388,826		—

	~~W~~	274,225	~~W~~	(2,179,966)	~~W~~	(1,905,741)

*	Includes Purchase Price Allocation (“PPA”) amount arising from the acquisition of KB Life Insurance Co., Ltd. and KB Insurance Co., Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

13. Financial Liabilities at Fair Value through Profit or Loss

13.1 Details of financial liabilities at fair value through profit or loss and financial liabilities designated at fair value through profit or loss as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Financial liabilities at fair value through profit or loss
Borrowed securities sold	~~W~~	3,575,815	~~W~~	2,860,034
Others		113,168		93,438

		3,688,983		2,953,472

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		7,103,254		7,966,963

		7,103,254		7,966,963

	~~W~~	10,792,237	~~W~~	10,920,435

13.2 Difference between the amount contractually required to pay at maturity and carrying amount of financial liabilities designated at fair value through profit or loss as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Amount contractually required to pay at maturity	~~W~~	7,023,390	~~W~~	7,871,014
Carrying amount		7,103,254		7,966,963

Difference	~~W~~	(79,864)	~~W~~	(95,949)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

14. Deposits

Details of deposits as of June 30, 2024 and December 31, 2023 are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Demand deposits
Demand deposits in Korean won	~~W~~	157,866,222	~~W~~	151,836,599
Demand deposits in foreign currencies		11,736,989		11,517,076

		169,603,211		163,353,675

Time deposits
Time deposits in Korean won		206,117,545		201,194,217
Fair value adjustments of fair value hedged time deposits in foreign currencies		3,546		(15)

		206,121,091		201,194,202

Time deposits in foreign currencies		25,781,487		24,602,818
Fair value adjustments of fair value hedged time deposits in foreign currencies		(8,206)		(6,667)

		25,773,281		24,596,151

		231,894,372		225,790,353

Certificates of deposits		13,588,746		12,145,510

Investment contract liabilities		5,131,560		5,222,896

	~~W~~	420,217,889	~~W~~	406,512,434

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

15. Borrowings

15.1 Details of borrowings as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
General borrowings	~~W~~	52,672,331	~~W~~	50,675,884
Bonds sold under repurchase agreements and others		11,620,739		15,652,135
Call money		2,786,601		3,255,542

	~~W~~	67,079,671	~~W~~	69,583,561

15.2 Details of general borrowings as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)		Lenders	Interest rate (%) as of June 30, 2024	June 30, 2024		December 31, 2023
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	2.00	~~W~~	5,037,493	~~W~~	2,520,472
	Borrowings from the government	SEMAS and others	0.00 ~ 3.50		2,576,856		2,500,160
	Borrowings from banks	Shinhan Bank and others	2.70 ~ 6.90		1,440,520		1,764,900
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	1.28 ~ 6.59		2,835,779		2,780,823
	Other borrowings	The Korea Development Bank and others	0.00 ~ 7.50		21,363,057		22,645,638

					33,253,705		32,211,993

Borrowings in foreign currencies	Due to banks	Standard Chartered Bank and others	—		4,973		38,191
	Borrowings from banks	Citicorp International Ltd and others	0.18 ~ 10.00		15,681,500		15,437,388
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	5.91 ~ 6.07		21,417		24,662
	Other borrowings	DBS BANK Ltd and others	0.00 ~ 5.84		3,710,736		2,963,650

					19,418,626		18,463,891

				~~W~~	52,672,331	~~W~~	50,675,884

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

16. Debentures

16.1 Details of debentures as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	Interest rate (%) as of June 30, 2024	June 30, 2024		December 31, 2023
Debentures in Korean won
Structured debentures	4.25 ~ 6.35	~~W~~	90,610	~~W~~	90,640
Exchangeable bonds *	—		—		240,000
Subordinated fixed rate debentures	2.02 ~ 4.90		4,449,981		4,453,970
Fixed rate debentures	1.18 ~ 7.80		48,524,738		45,624,127
Floating rate debentures	3.43 ~ 5.97		4,100,000		5,410,000

			57,165,329		55,818,737
Fair value adjustments of fair value hedged debentures in Korean won			(146,303)		(141,073)
Less: Discount on debentures in Korean won			(58,723)		(29,670)
Less: Adjustment for exchange right of exchangeable bonds in Korean won *			—		(5,104)

			56,960,303		55,642,890

Debentures in foreign currencies
Floating rate debentures	0.00 ~ 6.89		3,384,003		2,532,921
Fixed rate debentures	0.05 ~ 12.00		11,922,953		11,109,296

			15,306,956		13,642,217
Fair value adjustments of fair value hedged debentures in foreign currencies			(81,629)		(68,706)
Less: Discount on debentures in foreign currencies			(37,852)		(39,733)

			15,187,475		13,533,778

		~~W~~	72,147,778	~~W~~	69,176,668

*

Fair value of the liability component of exchangeable bonds is calculated by using market interest rate of bonds under the same conditions without the exchange right. The residual amount, after deducting liability component from the issuance amount, represents the value of exchange right and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ~~W~~ 48,000. Exchange rights were fully exercised on February 14, 2024.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

17. Provisions

17.1 Details of provisions as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Provisions for credit losses of unused loan commitments	~~W~~	377,653	~~W~~	379,666
Provisions for credit losses of acceptances and guarantees		194,704		183,454
Provisions for credit losses of financial guarantee contracts		5,450		6,500
Provisions for restoration costs		159,325		155,214
Others		991,168		719,584

	~~W~~	1,728,300	~~W~~	1,444,418

17.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)
	2024
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired				Not impaired		Impaired
Beginning	~~W~~	232,674	~~W~~	136,318	~~W~~	10,674	~~W~~	30,849	~~W~~	148,197	~~W~~	4,408
Transfer between stages:
Transfer to 12-month expected credit losses		33,730		(32,792)		(938)		706		(706)		—
Transfer to lifetime expected credit losses		(13,055)		12,929		126		(357)		357		—
Impairment		(546)		(1,728)		2,274		(52)		(81)		133
Provision (reversal) for credit losses		(25,270)		19,460		(1,194)		2,241		(7,979)		7,760
Others (exchange differences, etc.)		2,739		2,269		(17)		1,097		7,968		163

Ending	~~W~~	230,272	~~W~~	136,456	~~W~~	10,925	~~W~~	34,484	~~W~~	147,756	~~W~~	12,464

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

17.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the six-month periods ended June 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)
	2023
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired				Not impaired		Impaired
Beginning	~~W~~	179,885	~~W~~	151,067	~~W~~	11,230	~~W~~	26,906	~~W~~	118,724	~~W~~	7,899
Transfer between stages:
Transfer to 12-month expected credit losses		54,901		(52,872)		(2,029)		(3,620)		(374)		3,994
Transfer to lifetime expected credit losses		(10,944)		11,227		(283)		(205)		306		(101)
Impairment		(312)		(1,581)		1,893		—		(113)		113
Provision (reversal) for credit losses		6,292		14,953		(830)		8,718		35,055		(5,102)
Others (exchange differences, etc.)		1,160		598		4		404		2,715		199

Ending	~~W~~	230,982	~~W~~	123,392	~~W~~	9,985	~~W~~	32,203	~~W~~	156,313	~~W~~	7,002

17.3 Changes in provisions for credit losses of financial guarantee contracts for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning	~~W~~	6,500	~~W~~	2,955
Provision (reversal)		(1,050)		3,386

Ending	~~W~~	5,450	~~W~~	6,341

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

17.4 Changes in provisions for restoration costs for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning	~~W~~	155,214	~~W~~	159,033
Provision		4,484		3,933
Reversal		(689)		(1,586)
Used		(2,360)		(9,551)
Unwinding of discount		2,634		3,141
Effect of changes in discount rate		42		152

Ending	~~W~~	159,325	~~W~~	155,122

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate are used to estimate the present value of estimated costs.

17.5 Changes in other provisions for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Membership rewards program		Dormant accounts		Litigations		Others 1 2		Total
Beginning	~~W~~	47	~~W~~	3,359	~~W~~	185,667	~~W~~	530,511	~~W~~	719,584
Increase		38		847		10,817		808,274		819,976
Decrease		(24)		(1,335)		(39,262)		(508,393)		(549,014)
Others		—		—		622		—		622

Ending	~~W~~	61	~~W~~	2,871	~~W~~	157,844	~~W~~	830,392	~~W~~	991,168

(In millions of Korean won)	2023
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	46	~~W~~	2,794	~~W~~	113,527	~~W~~	159,635	~~W~~	276,002
Increase		36		1,969		1,504		13,602		17,111
Decrease		(33)		(1,758)		(32,658)		(9,681)		(44,130)
Others		—		—		3,542		4,444		7,986

Ending	~~W~~	49	~~W~~	3,005	~~W~~	85,915	~~W~~	168,000	~~W~~	256,969

[1]	Includes other provisions of ~~W~~ 42,489 million and ~~W~~ 333,290 million related to the Livelihood finance support program as of June 30, 2024, and December 31, 2023, respectively.
[2]

Includes other provisions of ~~W~~ 571,096 million related to the voluntary compensation for equity-linked securities products tied to the performance of the Hang Seng China Enterprise Index as of June 30, 2024. The amount is subject to change upon finalization of loss amount.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

18. Net Defined Benefit Liabilities

18.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the consolidated statement of financial position are calculated by the independent actuary in accordance with actuarial valuation method. The defined benefit obligation is calculated using the projected unit credit method. Assumptions based on market data and historical data such as discount rate, future salary increase rate, mortality, and consumer price index are used which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends which may affect net defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

18.2 Details of net defined benefit liabilities as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Present value of defined benefit obligation	~~W~~	2,299,014	~~W~~	2,362,952
Fair value of plan assets		(2,602,087)		(2,655,173)

Net defined benefit liabilities *	~~W~~	(303,073)	~~W~~	(292,221)

*

As of June 30, 2024, the net defined benefit asset of ~~W~~ 303,073 million is the amount obtained by subtracting the net defined benefit liability of ~~W~~ 77,165 million from the net defined benefit asset of ~~W~~ 380,238 million. Similarly, as of December 31, 2023, the net defined benefit asset of ~~W~~ 292,221 million is the amount obtained by subtracting the net defined benefit liability of ~~W~~ 81,869 million from the net defined benefit asset of ~~W~~ 374,090 million.

18.3 Details of post-employment benefits recognized in profit or loss for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Current service cost	~~W~~	109,374	~~W~~	98,367
Net interest expense on net defined benefit liabilities		(6,725)		(11,467)

Post-employment benefits *	~~W~~	102,649	~~W~~	86,900

*

Includes post-employment benefits amounting to ~~W~~ 10,260 million recognized as insurance service expenses, ~~W~~ 1,639 million recognized as other operating expenses and ~~W~~ 34 million recognized as advanced payments for the six-month period ended June 30, 2024, and ~~W~~ 9,533 million recognized as insurance service expenses, ~~W~~ 1,412 million recognized as other operating expenses and ~~W~~ 69 million recognized as advanced payments for the six-month period ended June 30, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

19. Equity

19.1 Share Capital

19.1.1 Details of share capital as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won and in number of shares)	June 30, 2024		December 31, 2023
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		403,511,072		403,511,072
Share capital *	~~W~~	2,090,558	~~W~~	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

19.1.2 Changes in outstanding shares for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In number of shares)	2024	2023
Beginning	378,663,825	389,634,335
Increase	5,000,000	—
Decrease	(4,398,135)	(5,385,996)

Ending	379,265,690	384,248,339

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

19.2 Hybrid Securities

Details of hybrid securities classified as equity as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of June 30, 2024	June 30, 2024		December 31, 2023
The 1-1st *	May 2, 2019	Perpetual bond	3.23	~~W~~	—	~~W~~	349,309
The 1-2nd	May 2, 2019	Perpetual bond	3.44		49,896		49,896
The 2-1st	May 8, 2020	Perpetual bond	3.30		324,099		324,099
The 2-2nd	May 8, 2020	Perpetual bond	3.43		74,812		74,812
The 3-1st	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
The 3-2nd	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
The 4-1st	Oct. 20, 2020	Perpetual bond	3.00		433,996		433,996
The 4-2nd	Oct. 20, 2020	Perpetual bond	3.28		64,855		64,855
The 5-1st	Feb. 19, 2021	Perpetual bond	2.67		419,071		419,071
The 5-2nd	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
The 5-3rd	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
The 6-1st	May 28, 2021	Perpetual bond	3.20		165,563		165,563
The 6-2nd	May 28, 2021	Perpetual bond	3.60		109,708		109,708
The 7-1st	Oct. 8, 2021	Perpetual bond	3.57		208,468		208,468
The 7-2nd	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
The 8-1st	Feb. 16, 2022	Perpetual bond	4.00		442,970		442,970
The 8-2nd	Feb. 16, 2022	Perpetual bond	4.30		155,626		155,626
The 9-1st	May 12, 2022	Perpetual bond	4.68		478,829		478,829
The 9-2nd	May 12, 2022	Perpetual bond	4.97		19,906		19,906
The 10-1st	Aug. 26, 2022	Perpetual bond	4.90		407,936		407,936
The 10-2nd	Aug. 26, 2022	Perpetual bond	5.15		70,819		70,819
The 10-3rd	Aug. 26, 2022	Perpetual bond	5.30		19,944		19,944
The 11-1st	Feb. 03, 2023	Perpetual bond	4.90		548,681		548,681
The 11-2nd	Feb. 03, 2023	Perpetual bond	5.03		49,871		49,871
The 12nd	Feb. 28, 2024	Perpetual bond	4.39		399,059		—

				~~W~~	5,082,553	~~W~~	5,032,803

*	As a result of exercising the call option for the Company’s write-down contingent convertible bonds on May 2, 2024, ~~W~~ 350,000 million was fully redeemed before maturity.

The above hybrid securities are early redeemable by the Group after 5 or 7 or 10 years from the issuance date. On the other hand, hybrid securities of ~~W~~ 1,640,193 million issued by Kookmin Bank, hybrid securities of ~~W~~ 232,647 million issued by KB Securities Co., Ltd., hybrid securities of ~~W~~ 49,800 million issued by KB Life Insurance Co., Ltd., hybrid securities of ~~W~~ 249,150 million issued by KB Kookmin Card Co., Ltd. and hybrid securities of ~~W~~ 19,993 million issued by KB Real Estate Trust. Co., Ltd. are recognized as non-controlling interests and are early redeemable after 5 years from the issuance date and each interest payment date thereafter.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

19.3 Capital Surplus

Details of capital surplus as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Paid-in capital in excess of par value	~~W~~	13,190,274	~~W~~	13,190,274
Losses on sales of treasury shares		(477,358)		(481,332)
Other capital surplus		3,933,189		3,927,041
Consideration for exchange right of exchangeable bonds		—		11,933

	~~W~~	16,646,105	~~W~~	16,647,916

19.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Remeasurements of net defined benefit liabilities	~~W~~	(149,811)	~~W~~	(161,295)
Currency translation differences		531,525		261,752
Losses on financial instruments at fair value through other comprehensive income		(3,071,994)		(2,735,499)
Share of other comprehensive loss of associates and joint ventures		(3,404)		(3,318)
Gains on cash flow hedging instruments		42,373		73,555
Losses on hedging instruments of net investments in foreign operations		(220,620)		(129,401)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(22,683)		(11,800)
Insurance finance income		3,660,045		5,001,171

	~~W~~	765,431	~~W~~	2,295,165

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

19.5 Retained Earnings

19.5.1 Details of retained earnings as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Legal reserves [1]	~~W~~	1,219,809	~~W~~	1,007,686
Voluntary reserves		982,000		982,000
Unappropriated retained earnings [2]		31,617,619		30,039,513

	~~W~~	33,819,428	~~W~~	32,029,199

[1]

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. This reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

[2]	The regulatory reserve for credit losses the Group appropriated in retained earnings is ~~W~~ 4,180,027 million and ~~W~~ 4,320,506 million as of June 30, 2024 and December 31, 2023, respectively.

19.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Regulations on Supervision of Financial Holding Companies.

19.5.2.1 Details of regulatory reserve for credit losses as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	4,180,027	~~W~~	4,320,506
Non-controlling interests		165,656		173,393

	~~W~~	4,345,683	~~W~~	4,493,899

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

19.5.2.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision of regulatory reserve for credit losses for the three-month and six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won, except for per share amounts)	2024				2023
	Three months		Six months		Three months		Six months
Provision (reversal) of regulatory reserve for credit losses	~~W~~	60,193	~~W~~	(140,479)	~~W~~	(107,158)	~~W~~	(420,795)
Adjusted profit after provision of regulatory reserve for credit losses [1,2]		1,619,556		2,821,291		1,558,002		3,339,644
Adjusted basic earnings per share after provision of regulatory reserve for credit losses [1]		4,258		7,410		4,055		8,648
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses [1]		4,220		7,316		3,967		8,452

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision of regulatory reserve for credit losses before tax to the net profit attributable to shareholders of the Parent Company.

[2]	After deducting dividends on hybrid securities

19.6 Treasury Shares

Changes in treasury shares for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won and in number of shares)	2024
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares *		24,847,247		4,398,135		(5,000,000)		24,245,382
Carrying amount	~~W~~	1,165,837	~~W~~	320,000	~~W~~	(234,600)	~~W~~	1,251,237

(In millions of Korean won and in number of shares)	2023
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares		19,262,733		5,385,996		(5,385,996)		19,262,733
Carrying amount	~~W~~	836,188	~~W~~	271,745	~~W~~	(242,096)	~~W~~	865,837

*	5 million treasury shares deposited at the Korea Securities Depository for the exchange of exchangeable bonds was all disposed of on February 14, 2024 through the exercise of exchange rights.

The Group retired 5,584,514 shares (~~W~~ 300,000 million) and 4,398,135 shares (~~W~~ 320,000 million) of the treasury shares on August 14, 2024, each acquired in accordance with the resolution of the Board of Directors on July 25, 2023, and February 7, 2024, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

20. Net Interest Income

Details of interest income, interest expense, and net interest income for the three-month and six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024				2023
	Three months		Six months		Three months		Six months
Interest income
Due from financial institutions measured at fair value through profit or loss	~~W~~	644	~~W~~	1,557	~~W~~	514	~~W~~	999
Securities measured at fair value through profit or loss		350,898		723,162		337,366		667,458
Loans measured at fair value through profit or loss		8,293		11,869		3,269		6,169
Securities measured at fair value through other comprehensive income		676,741		1,300,253		532,805		1,044,541
Loans measured at fair value through other comprehensive income		12,745		25,870		9,033		16,608
Due from financial institutions measured at amortized cost		112,277		205,752		88,205		164,089
Securities measured at amortized cost		313,787		621,716		272,049		527,131
Loans measured at amortized cost		5,977,628		12,017,621		5,762,190		11,314,216
Insurance finance income		7,905		16,237		5,748		11,298
Others		150,653		301,496		119,481		244,734

		7,611,571		15,225,533		7,130,660		13,997,243

Interest expense
Deposits		2,562,959		5,194,735		2,423,201		4,766,124
Borrowings		639,554		1,284,667		627,183		1,209,494
Debentures		646,109		1,262,875		549,433		1,107,182
Insurance finance expense		392,503		788,454		392,440		795,278
Others		164,209		337,080		128,599		285,496

		4,405,334		8,867,811		4,120,856		8,163,574

Net interest income	~~W~~	3,206,237	~~W~~	6,357,722	~~W~~	3,009,804	~~W~~	5,833,669

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

21. Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the three-month and six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024				2023
	Three months		Six months		Three months		Six months
Fee and commission income
Banking activity fees	~~W~~	47,065	~~W~~	94,528	~~W~~	45,236	~~W~~	91,164
Lending activity fees		30,597		58,790		26,125		51,452
Credit card and debit card related fees		407,331		826,070		394,943		797,531
Agent activity fees		50,976		106,968		49,089		103,624
Trust and other fiduciary fees		72,501		144,938		100,700		189,405
Fund management related fees		34,589		65,128		32,042		65,112
Acceptances and guarantees fees		28,777		51,031		18,756		34,487
Foreign currency related fees		86,245		167,420		77,980		152,985
Securities agency fees		31,025		59,868		28,899		59,117
Other business account commission on consignment		6,795		21,377		8,329		21,035
Commissions received on securities business		147,605		322,069		202,359		340,011
Lease fees		277,287		565,370		272,593		536,156
Others		109,811		243,347		104,663		254,337

		1,330,604		2,726,904		1,361,714		2,696,416

Fee and commission expense
Trading activity related fees *		13,075		25,899		14,501		26,261
Lending activity fees		8,665		17,757		7,939		17,012
Credit card and debit card related fees		203,275		407,904		221,458		428,910
Outsourcing related fees		39,641		73,105		39,726		83,035
Foreign currency related fees		27,504		52,837		20,774		41,309
Others		118,809		239,674		105,912		234,479

		410,969		817,176		410,310		831,006

Net fee and commission income	~~W~~	919,635	~~W~~	1,909,728	~~W~~	951,404	~~W~~	1,865,410

*	Fees from financial instruments at fair value through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

22. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

22.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the three-month and six-month periods ended June 30, 2024 and 2023, are as follows:

	2024				2023
(In millions of Korean won)	Three months		Six months		Three months		Six months
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	~~W~~	930,975	~~W~~	1,803,674	~~W~~	487,684	~~W~~	1,977,155
Equity securities		265,147		547,560		204,288		523,954

		1,196,122		2,351,234		691,972		2,501,109

Derivatives held for trading:
Interest rate		344,347		2,690,750		(104,886)		3,193,824
Currency		4,280,955		9,718,683		1,942,399		5,957,222
Stock or stock index		594,770		1,108,988		460,017		1,382,063
Credit		15,619		33,378		13,742		24,600
Commodity		16,849		27,713		9,705		19,208
Others		857		24,636		48,719		116,979

		5,253,397		13,604,148		2,369,696		10,693,896

Financial liabilities at fair value through profit or loss		85,409		179,214		80,383		118,545
Other financial instruments		(1,792)		51		(253)		403

		6,533,136		16,134,647		3,141,798		13,313,953

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities		185,398		794,535		301,941		588,402
Equity securities		155,671		288,444		119,568		185,368

		341,069		1,082,979		421,509		773,770

Derivatives held for trading:
Interest rate		410,638		2,456,307		(425,935)		3,071,500
Currency		4,583,910		10,322,259		2,137,888		6,236,181
Stock or stock index		503,776		1,130,225		497,435		1,175,056
Credit		14,441		32,573		14,121		27,935
Commodity		9,692		23,392		10,190		25,721
Others		21,060		86,225		28,273		96,714

		5,543,517		14,050,981		2,261,972		10,633,107

Financial liabilities at fair value through profit or loss		116,978		229,920		61,851		214,536
Other financial instruments		(1,660)		163		(261)		210

		5,999,904		15,364,043		2,745,071		11,621,623

Net gains on financial instruments at fair value through profit or loss	~~W~~	533,232	~~W~~	770,604	~~W~~	396,727	~~W~~	1,692,330

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

22.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gains or losses on financial instruments designated at fair value through profit or loss include gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the three-month and six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024				2023
	Three months		Six months		Three months		Six months
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	54,507	~~W~~	195,304	~~W~~	134,470	~~W~~	287,427

		54,507		195,304		134,470		287,427

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		266,162		395,198		145,290		820,443

		266,162		395,198		145,290		820,443

Net losses on financial instruments designated at fair value through profit or loss	~~W~~	(211,655)	~~W~~	(199,894)	~~W~~	(10,820)	~~W~~	(533,016)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

23. Net Other Operating Income and Expenses

Details of other operating income and expenses for the three-month and six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024				2023
	Three months		Six months		Three months		Six months
Other operating income
Gains on financial instruments at fair value through other comprehensive income:
Gains on redemption of financial instruments at fair value through other comprehensive income	~~W~~	2,945	~~W~~	3,916	~~W~~	2,118	~~W~~	2,650
Gains on disposal of financial instruments at fair value through other comprehensive income		30,198		76,526		8,675		55,044

		33,143		80,442		10,793		57,694

Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost		45,015		100,074		54,086		73,441
Gains on disposal of securities measured at amortized cost		269		365		3		118

		45,284		100,439		54,089		73,559
Gains on hedge accounting		84,441		235,876		(34,950)		129,513
Gains on foreign exchange transactions		1,168,357		2,562,134		1,245,891		4,356,123
Dividend income		14,242		44,033		9,171		29,552
Others		164,199		322,084		153,792		286,228

		1,509,666		3,345,008		1,438,786		4,932,669

Other operating expenses
Losses on financial instruments at fair value through other comprehensive income:
Losses on redemption of financial instruments at fair value through other comprehensive income		2		33		—		2
Losses on disposal of financial instruments at fair value through other comprehensive income		13,475		47,318		88,114		116,664

		13,477		47,351		88,114		116,666

Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost		27,659		30,037		11,123		15,896

		27,659		30,037		11,123		15,896

Losses on hedge accounting		84,118		209,115		(14,602)		176,586
Losses on foreign exchanges transactions		890,533		2,108,581		1,046,755		3,849,957
Deposit insurance fee		147,274		291,801		141,787		284,483
Credit guarantee fund fee		89,078		171,783		75,638		149,411
Depreciation expenses of operating lease assets		176,469		354,909		177,103		350,486
Others		366,916		821,999		370,952		707,392

		1,795,524		4,035,576		1,896,870		5,650,877

Net other operating expenses	~~W~~	(285,858)	~~W~~	(690,568)	~~W~~	(458,084)	~~W~~	(718,208)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

24. General and Administrative Expenses

24.1 Details of general and administrative expenses for the three-month and six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024				2023
	Three months		Six months		Three months		Six months
Expenses related to employee
Employee benefits - salaries	~~W~~	661,658	~~W~~	1,315,281	~~W~~	675,869	~~W~~	1,338,347
Employee benefits - others		182,141		430,983		204,843		435,253
Post-employment benefits - defined benefit plans		44,325		90,716		39,099		75,886
Post-employment benefits - defined contribution plans		8,059		17,116		6,392		14,087
Termination benefits		461		2,730		3,263		4,219
Share-based payments		31,770		91,671		15,307		26,668

		928,414		1,948,497		944,773		1,894,460

Depreciation and amortization		226,849		443,731		211,331		416,864

Other general and administrative expenses
Rental expense		22,349		43,561		23,367		48,342
Tax and dues		92,414		169,197		101,115		169,892
Communication		11,522		22,734		10,992		22,405
Electricity and utilities		10,529		23,157		8,752		18,610
Publication		1,807		3,533		2,496		4,488
Repairs and maintenance		10,847		20,081		10,464		21,652
Vehicle		4,462		8,725		4,304		8,514
Travel		4,596		8,736		5,077		8,906
Training		9,315		18,036		10,900		19,732
Service fees		56,842		110,843		57,354		109,784
Electronic data processing expenses		86,327		174,592		82,139		177,498
Advertising		57,281		92,599		56,499		100,491
Others		70,337		134,105		63,379		137,590

		438,628		829,899		436,838		847,904

	~~W~~	1,593,891	~~W~~	3,222,127	~~W~~	1,592,942	~~W~~	3,159,228

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.2 Share-based Payments

24.2.1 Stock grants

The Group changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

24.2.1.1 Details of stock grants linked to long-term performance as of June 30, 2024, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 34	Feb. 1, 2022	644	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 36	Jan. 1, 2023	26,071	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 37	Apr. 1, 2023	2,087	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 38	Nov. 21, 2023	55,547	Services fulfillment, market performance [3] 35%, and non-market performance [5] 65%
Series 39	Jan. 1, 2024	93,935	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 40	Feb. 1, 2024	511	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 41	Apr. 6, 2024	6,270	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 42	Apr. 26, 2024	616	Services fulfillment, market performance [3] 0%, and non-market performance [4] 100%
Deferred grant in 2015		2,123	Satisfied
Deferred grant in 2020		284	Satisfied
Deferred grant in 2021		9,060	Satisfied
Deferred grant in 2022		26,240	Satisfied
Deferred grant in 2023		85,309	Satisfied

		308,697

Kookmin Bank
Series 85	Jan. 1, 2022	6,740	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and EPS & Asset Quality [6] 70%
Series 86	Feb. 1, 2022	1,525	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 90	Jul. 18, 2022	3,716	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 91	Aug. 24, 2022	7,277	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 92	Jan. 1, 2023	153,444	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 94	Apr. 1, 2023	5,997	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.2.1.1 Details of stock grants linked to long-term performance as of June 30, 2024, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Series 96	Jan. 1, 2024	375,407	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and EPS & Asset Quality [6] 70%
Series 97	Feb. 1, 2024	2,556	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 98	Apr. 22, 2024	2,509	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Deferred grant in 2021		52,347	Satisfied
Deferred grant in 2022		58,485	Satisfied
Deferred grant in 2023		138,055	Satisfied
Deferred grant in 2024		6,453	Satisfied

		814,511

Other subsidiaries
Stock granted in 2012		160	Services fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Stock granted in 2013		219
Stock granted in 2014		1,028
Stock granted in 2015		1,287
Stock granted in 2016		234
Stock granted in 2017		5,834
Stock granted in 2018		13,883
Stock granted in 2019		18,106
Stock granted in 2020		53,629
Stock granted in 2021		52,505
Stock granted in 2022		146,376
Stock granted in 2023		386,058
Stock granted in 2024		316,909

		996,228

		2,119,436

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of June 30, 2024 (Deferred grants are residual shares vested as of June 30, 2024).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholder Return): [(Fair value at the end of the contract—Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract.

[4]	Performance results of company and employee
[5]	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return On Investment), Non-bank segment profit
[6]	EPS, Asset Quality

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.2.1.2 Details of stock grants linked to short-term performance as of June 30, 2024, are as follows:

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	1,078	Satisfied
Stock granted in 2016	2,076	Satisfied
Stock granted in 2020	156	Satisfied
Stock granted in 2021	11,857	Satisfied
Stock granted in 2022	29,285	Satisfied
Stock granted in 2023	41,923	Satisfied
Stock granted in 2024	13,238	Proportional to service period
Kookmin Bank
Stock granted in 2016	706	Satisfied
Stock granted in 2021	43,565	Satisfied
Stock granted in 2022	110,452	Satisfied
Stock granted in 2023	178,568	Satisfied
Stock granted in 2024	48,415	Proportional to service period
Other subsidiaries
Stock granted in 2015	2,672	Satisfied
Stock granted in 2016	12,312	Satisfied
Stock granted in 2017	26,375	Satisfied
Stock granted in 2018	64,040	Satisfied
Stock granted in 2019	56,724	Satisfied
Stock granted in 2020	77,685	Satisfied
Stock granted in 2021	239,483	Satisfied
Stock granted in 2022	351,043	Satisfied
Stock granted in 2023	575,294	Satisfied
Stock granted in 2024	86,521	Proportional to service period

	1,973,468

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

24.2.1.3 The accrued expenses for share-based payments related to stock grants are ~~W~~ 241,100 million and ~~W~~ 202,243 million as of June 30, 2024 and December 31, 2023, respectively, and the compensation costs amounting to ~~W~~ 105,588 million and ~~W~~ 27,771 million were recognized for the six-month periods ended June 30, 2024 and 2023, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.2.2 Mileage stock

24.2.2.1 Details of mileage stock as of June 30, 2024, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares

Stock granted in 2019
	Nov. 1, 2019	119	0.00~0.33	24
	Nov. 8, 2019	14	0.00~0.35	6
	Dec. 5, 2019	56	0.00~0.43	30
	Dec. 6, 2019	84	0.00~0.43	25
	Dec. 31, 2019	87	0.00~0.50	22
Stock granted in 2020
	Jan. 18, 2020	28,645	0.00~0.55	11,111
	May 12, 2020	46	0.00~0.86	34
	Jun. 30, 2020	206	0.00~1.00	118
	Aug. 26, 2020	40	0.00~1.15	22
	Oct. 29, 2020	160	0.00~1.33	80
	Nov. 6, 2020	45	0.00~1.35	35
	Nov. 30, 2020	35	0.00~1.42	29
	Dec. 2, 2020	57	0.00~1.42	24
	Dec. 4, 2020	154	0.00~1.43	41
	Dec. 30, 2020	88	0.00~1.50	47
Stock granted in 2021
	Jan. 15, 2021	28,156	0.00~1.54	11,517
	Apr. 5, 2021	89	0.00~1.76	53
	Jul. 1, 2021	54	0.00~2.00	36
	Jul. 2, 2021	11	0.00~2.00	11
	Jul. 27, 2021	70	0.00~2.07	32
	Nov. 1, 2021	71	0.00~2.34	53
	Nov. 16, 2021	53	0.00~2.38	13
	Dec. 3, 2021	91	0.00~2.42	57
	Dec. 6, 2021	87	0.00~2.43	26
	Dec. 30, 2021	76	0.00~2.50	57
Stock granted in 2022
	Jan. 14, 2022	20,909	0.00~2.54	12,310
	Apr. 4, 2022	65	0.00~2.76	33
	Apr. 19, 2022	33	0.00~2.80	24
	Jul. 1, 2022	62	0.00~3.00	0
	Aug. 3, 2022	62	0.00~3.09	15
	Aug. 9, 2022	80	0.00~3.11	35
	Oct. 19, 2022	55	0.00~3.30	5
	Nov. 1, 2022	177	0.00~3.34	118
	Dec. 1, 2022	49	0.00~3.42	48
	Dec. 2, 2022	42	0.00~3.42	5
	Dec. 6, 2022	88	0.00~3.43	40
	Dec. 12, 2022	114	0.00~3.45	67
	Dec. 15, 2022	42	0.00~3.46	32
	Dec. 30, 2022	114	0.00~3.50	63

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.2.2.1 Details of mileage stock as of June 30, 2024, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares

Stock granted in 2023
	Jan. 9, 2023	23,071	0.00~3.53	12,014
	Jan. 14, 2023	742	0.00~3.54	451
	Mar. 7, 2023	58	0.00~3.68	29
	Mar. 27, 2023	58	0.00~3.74	58
	Mar. 31, 2023	97	0.00~3.75	57
	May 4, 2023	105	0.00~3.84	70
	Jul. 3, 2023	63	0.00~4.01	63
	Jul. 26, 2023	38	0.00~4.07	37
	Jul. 31, 2023	220	0.00~4.08	203
	Oct. 20, 2023	80	0.00~4.30	75
	Nov. 1, 2023	78	0.00~4.34	78
	Dec. 1, 2023	49	0.00~4.42	49
	Dec. 13, 2023	115	0.00~4.45	115
	Dec. 14, 2023	57	0.00~4.45	57
	Dec. 27, 2023	19	0.00~4.49	19
	Dec. 28, 2023	162	0.00~4.49	162
	Dec. 29, 2023	95	0.00~4.50	95
Stock granted in 2024
	Jan. 9, 2024	611	0.00~4.53	595
	Jan. 10, 2024	16,912	0.00~4.53	16,326
	Jan. 31, 2024	297	0.00~4.59	298
	Apr. 1, 2024	89	0.00~4.75	89

		123,502		67,238

[1]

Mileage stock is exercisable for four years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year grace period.

[2]	Assessed based on the stock price as of June 30, 2024. These shares are vested immediately at grant date.

24.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~ 5,278 million and ~~W~~ 3,910 million as of June 30, 2024 and December 31, 2023, respectively. The compensation costs amounting to ~~W~~ 2,802 million and ~~W~~ 1,654 million were recognized as expenses for the six-month periods ended June 30, 2024 and 2023, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

25. Income Tax Expense

25.1 Details of income tax expense for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Income tax payable
Current income tax expense	~~W~~	674,421	~~W~~	800,185
Adjustments of income tax of prior years’ recognized in current tax		6,839		(9,073)

		681,260		791,112

Changes in deferred income tax assets and liabilities		(327,579)		374,659

Income tax recognized directly in equity and others
Remeasurements of net defined benefit liabilities		(4,103)		(3,313)
Currency translation differences		(17,651)		514
Net gains or losses on financial assets at fair value through other comprehensive income		124,546		(287,665)
Share of other comprehensive income or loss of associates and joint ventures		69		414
Gains or losses on cash flow hedging instruments		11,172		(875)
Gains or losses on hedging instruments of net investments in foreign operations		32,719		14,139
Gain on revaluation of property, plant and equipment		—		84
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		3,904		18,220
Insurance finance income		481,057		73,690

		631,713		(184,792)

Others		17,443		8,434

Income tax expense	~~W~~	1,002,837	~~W~~	989,413

26. Dividends

The annual dividends to the shareholders of the Company for the year ended December 31, 2023, amounting to ~~W~~ 587,006 million (~~W~~ 1,530 per share) were declared at the annual general shareholders’ meeting on March 22, 2024 and paid on April 11, 2024. According to the resolution of the Board of Directors on April 25, 2024, the interim dividends per share of ~~W~~ 784 (total dividends: ~~W~~ 300,087 million) with dividend record date of March 31, 2024 were paid on May 9, 2024. Meanwhile, the annual dividends and interim dividends paid in 2023 were ~~W~~ 564,970 million (~~W~~ 1,450 per share) and ~~W~~ 586,931 million (~~W~~ 510 per share), respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

27. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Beginning		Changes except for reclassifi- cation		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(161,295)	~~W~~	15,587	~~W~~	—	~~W~~	—	~~W~~	(4,103)	~~W~~	(149,811)
Currency translation differences		261,752		287,424		—		—		(17,651)		531,525
Losses on financial instruments at fair value through other comprehensive income		(2,735,499)		(416,424)		(49,361)		4,744		124,546		(3,071,994)
Share of other comprehensive loss of associates and joint ventures		(3,318)		(155)		—		—		69		(3,404)
Gains (losses) on cash flow hedging instruments		73,555		75,000		(117,354)		—		11,172		42,373
Losses on hedging instruments of net investments in foreign operations		(129,401)		(123,938)		—		—		32,719		(220,620)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(11,800)		(14,787)		—		—		3,904		(22,683)
Finance gains or losses on insurance contract assets (liabilities)		5,001,171		(1,822,183)		—		—		481,057		3,660,045

	~~W~~	2,295,165	~~W~~	(1,999,476)	~~W~~	(166,715)	~~W~~	4,744	~~W~~	631,713	~~W~~	765,431

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

27. Accumulated Other Comprehensive Income (Loss) (cont’d)

Changes in accumulated other comprehensive income (loss) for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2023
	Beginning		Changes except for reclassifi- cation		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(88,770)	~~W~~	12,484	~~W~~	—	~~W~~	—	~~W~~	(3,312)	~~W~~	(79,598)
Currency translation differences		254,446		107,357		(23,753)		—		514		338,564
Losses on financial instruments at fair value through other comprehensive income		(6,081,560)		1,017,103		92,210		(35,961)		(287,666)		(5,295,874)
Share of other comprehensive loss of associates and joint ventures		(3,342)		(1,597)		—		—		414		(4,525)
Gains (losses) on cash flow hedging instruments		19,632		(2,940)		(10,417)		—		(875)		5,400
Losses on hedging instruments of net investments in foreign operations		(114,742)		(53,535)		—		—		14,139		(154,138)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		41,063		(68,805)		—		—		18,220		(9,522)
Gains on revaluation of property and equipment		—		(84)		—		—		84		—
Finance gains or losses on insurance contract assets (liabilities)		7,223,195		(256,574)		—		—		73,690		7,040,311

	~~W~~	1,249,922	~~W~~	753,409	~~W~~	58,040	~~W~~	(35,961)	~~W~~	(184,792)	~~W~~	1,840,618

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

28. Earnings per Share

28.1 Basic Earnings per Share

Basic earnings per share is calculated by dividing profit attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding.

28.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2024		2023
	Three months	Six months	Three months	Six months
Number of issued ordinary shares	403,511,072	403,511,072	403,511,072	403,511,072
Number of treasury shares *	(24,245,382)	(24,245,382)	(19,262,733)	(19,262,733)

Weighted average number of ordinary shares outstanding	380,328,992	380,717,562	384,248,339	386,170,890

*	Initial date of treasury stock that was deducted by retirement is April 4, 2023.

28.1.2 Basic earnings per share

(In Korean won except for number of shares)	2024
	Three months		Six months
Profit attributable to shareholders of the Parent Company	~~W~~	1,732,209,932,939	~~W~~	2,781,342,958,934
Deduction: Dividends on hybrid securities		(52,460,325,000)		(100,530,650,000)

Profit attributable to the ordinary equity holders of the Parent Company (A)		1,679,749,607,939		2,680,812,308,934
Weighted average number of ordinary shares outstanding (B)		380,328,992		380,717,562

Basic earnings per share (A/B)	~~W~~	4,417	~~W~~	7,041

(In Korean won except for number of shares)	2023
	Three months		Six months
Profit attributable to shareholders of the Parent Company	~~W~~	1,498,915,258,771	~~W~~	3,007,623,896,873
Deduction: Dividends on hybrid securities		(48,070,325,000)		(88,774,400,000)

Profit attributable to the ordinary equity holders of the Parent Company (A)		1,450,844,933,771		2,918,849,496,873
Weighted average number of ordinary shares outstanding (B)		384,248,339		386,170,890

Basic earnings per share (A/B)	~~W~~	3,776	~~W~~	7,558

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

28.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares such as stock grants and ordinary share exchange right of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price during the period) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expense after tax for the period is added to profit for diluted earnings per share.

28.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2024
	Three months		Six months
Profit attributable to shareholders of the Parent Company	~~W~~	1,732,209,932,939	~~W~~	2,781,342,958,934
Deduction: Dividends on hybrid securities		(52,460,325,000)		(100,530,650,000)

Profit attributable to ordinary equity holders of the Parent Company		1,679,749,607,939		2,680,812,308,934
Adjustments: Interest expense on exchangeable bonds		—		306,631,690

Adjusted profit for diluted earnings per share	~~W~~	1,679,749,607,939	~~W~~	2,681,118,940,624

(In Korean won)	2023
	Three months		Six months
Profit attributable to shareholders of the Parent Company	~~W~~	1,498,915,258,771	~~W~~	3,007,623,896,873
Deduction: Dividends on hybrid securities		(48,070,325,000)		(88,774,400,000)

Profit attributable to ordinary equity holders of the Parent Company		1,450,844,933,771		2,918,849,496,873
Adjustments: Interest expense on exchangeable bonds		611,283,413		1,215,849,425

Adjusted profit for diluted earnings per share	~~W~~	1,451,456,217,184	~~W~~	2,920,065,346,298

28.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2024		2023
	Three months	Six months	Three months	Six months
Weighted average number of ordinary shares outstanding	380,328,992	380,717,562	384,248,339	386,170,890
Adjustment:
Stock grants	3,472,695	3,750,719	3,686,627	4,099,113
Exchangeable bonds	—	1,208,791	5,000,000	5,000,000

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	383,801,687	385,677,072	392,934,966	395,270,003

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

28.2.3 Diluted earnings per share

(In Korean won except for number of shares)	2024				2023
	Three months		Six months		Three months		Six months
Adjusted profit for diluted earnings per share	~~W~~	1,679,749,607,939	~~W~~	2,681,118,940,624	~~W~~	1,451,456,217,184	~~W~~	2,920,065,346,298
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		383,801,687		385,677,072		392,934,966		395,270,003

Diluted earnings per share	~~W~~	4,377	~~W~~	6,952	~~W~~	3,694	~~W~~	7,388

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

29. Insurance Contracts

29.1 Insurance Contracts Assets and Liabilities

29.1.1 Details of insurance contract assets and insurance contract liabilities as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)
	June 30, 2024
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	278,710	~~W~~	16,209	~~W~~	—	~~W~~	—
Insurance contract liabilities		13,434,807		508,140		7,038,888		6,540,355		—		21,325,377		1,501,214		2,202,101		237,904

Net insurance contract liabilities	~~W~~	13,434,807	~~W~~	508,140	~~W~~	7,038,888	~~W~~	6,540,355	~~W~~	—	~~W~~	21,046,667	~~W~~	1,485,005	~~W~~	2,202,101	~~W~~	237,904

Reinsurance contract assets	~~W~~	303	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,277	~~W~~	438,116	~~W~~	879,760	~~W~~	8,177	~~W~~	200,282
Reinsurance contract liabilities		17,042		17,713		—		—		—		—		4,103		—		—

Net reinsurance contract assets (liabilities)	~~W~~	(16,739)	~~W~~	(17,713)	~~W~~	—	~~W~~	—	~~W~~	5,277	~~W~~	438,116	~~W~~	875,657	~~W~~	8,177	~~W~~	200,282

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

29.1.1 Details of insurance contract assets and insurance contract liabilities as of June 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)
	December 31, 2023
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	219,782	~~W~~	9,858	~~W~~	—	~~W~~	—
Insurance contract liabilities		12,184,805		449,459		6,992,772		6,256,123		—		20,429,882		1,505,850		2,224,924		264,737

Net insurance contract liabilities	~~W~~	12,184,805	~~W~~	449,459	~~W~~	6,992,772	~~W~~	6,256,123	~~W~~	—	~~W~~	20,210,100	~~W~~	1,495,992	~~W~~	2,224,924	~~W~~	264,737

Reinsurance contract assets	~~W~~	365	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,545	~~W~~	455,016	~~W~~	957,040	~~W~~	10,513	~~W~~	226,689
Reinsurance contract liabilities		14,913		17,275		—		—		—		—		3,842		—		—

Net reinsurance contract assets (liabilities)	~~W~~	(14,548)	~~W~~	(17,275)	~~W~~	—	~~W~~	—	~~W~~	5,545	~~W~~	455,016	~~W~~	953,198	~~W~~	10,513	~~W~~	226,689

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

29.2 Details of insurance service results for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	~~W~~	132,012	~~W~~	17,466	~~W~~	20,923	~~W~~	44,684	~~W~~	—	~~W~~	2,245,548	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,460,633
Changes in risk adjustment due to release of risk		9,127		1,362		3,369		2,689		—		86,726		—		—		—		103,273
Changes in contractual service margin recognized in profit or loss for the services provided		134,582		9,088		24,934		44,055		—		427,074		—		—		—		639,733
Recovery of insurance acquisition cash flows		14,100		1,658		8,437		5,343		—		102,354		—		—		—		131,892
Other insurance revenues		(1,696)		(278)		(395)		(307)		—		—		—		—		—		(2,676)

	~~W~~	288,125	~~W~~	29,296	~~W~~	57,268	~~W~~	96,464	~~W~~	—	~~W~~	2,861,702	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,332,855

Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		670,253		1,397,028		29,397		2,096,678

Total insurance revenue	~~W~~	288,125	~~W~~	29,296	~~W~~	57,268	~~W~~	96,464	~~W~~	—	~~W~~	2,861,702	~~W~~	670,253	~~W~~	1,397,028	~~W~~	29,397	~~W~~	5,429,533

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

29.2 Details of insurance service results for the six-month periods ended June 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	~~W~~	(94,412)	~~W~~	(15,230)	~~W~~	(13,230)	~~W~~	(37,455)	~~W~~	—	~~W~~	(2,198,048)	~~W~~	(369,949)	~~W~~	(1,206,680)	~~W~~	(4,370)	~~W~~	(3,939,374)
Amortization of insurance acquisition cash flows		(14,100)		(1,658)		(8,437)		(5,343)		—		(100,617)		(70,747)		(163,467)		(1,420)		(365,789)
Changes in fulfilment cash flows relating to incurred claims		(18,614)		(1,362)		(2,031)		(4,136)		—		166,302		69,866		17,324		—		227,349
Losses on onerous contracts and reversals		819		5,503		64		7,753		—		(33,558)		480		—		—		(18,939)
Other insurance service expenses		(1,680)		(685)		(3,144)		(1,419)		—		—		—		—		—		(6,928)

Insurance service expenses for insurance contracts not applying the premium allocation approach		(127,987)		(13,432)		(26,778)		(40,600)		—		(2,165,921)		—		—		—		(2,374,718)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(370,350)		(1,352,823)		(5,790)		(1,728,963)

Total insurance service expenses	~~W~~	(127,987)	~~W~~	(13,432)	~~W~~	(26,778)	~~W~~	(40,600)	~~W~~	—	~~W~~	(2,165,921)	~~W~~	(370,350)	~~W~~	(1,352,823)	~~W~~	(5,790)	~~W~~	(4,103,681)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses		579		847		—		—		1,831		56,560		120,143		25		25,342		205,327
Changes in fulfilment cash flows relating to incurred claims		663		173		—		—		(330)		(20,312)		(52,371)		872		—		(71,305)
Recognition and reversal of loss-recovery component		122		(82)		—		—		(1,440)		5,951		134		—		—		4,685

Reinsurance income for reinsurance contracts not applying the premium allocation approach		1,364		938		—		—		61		42,553		—		—		—		44,916
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(354)		67,906		897		25,342		93,791

Total reinsurance income	~~W~~	1,364	~~W~~	938	~~W~~	—	~~W~~	—	~~W~~	61	~~W~~	42,199	~~W~~	67,906	~~W~~	897	~~W~~	25,342	~~W~~	138,707

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

29.2 Details of insurance service results for the six-month periods ended June 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	~~W~~	(598)	~~W~~	(939)	~~W~~	—	~~W~~	—	~~W~~	(576)	~~W~~	(87,590)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(89,703)
Changes in risk adjustment due to release of risk		(85)		(45)		—		—		(20)		(4,612)		—		—		—		(4,762)
Contractual service margin recognized in profit or loss for the services received		(878)		51		—		—		125		(467)		—		—		—		(1,169)
Other reinsurance expenses		11		9		—		—		205		—		—		—		—		225

	~~W~~	(1,550)	~~W~~	(924)	~~W~~	—	~~W~~	—	~~W~~	(266)	~~W~~	(92,669)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(95,409)

Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(1,032)		(296,154)		(4,323)		(49,539)		(351,048)

Total reinsurance expense		(1,550)		(924)		—		—		(266)		(93,701)		(296,154)		(4,323)		(49,539)		(446,457)

Total insurance service result	~~W~~	159,952	~~W~~	15,878	~~W~~	30,490	~~W~~	55,864	~~W~~	(205)	~~W~~	644,279	~~W~~	71,655	~~W~~	40,779	~~W~~	(590)	~~W~~	1,018,102

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

29.2 Details of insurance service results for the six-month periods ended June 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	~~W~~	125,491	~~W~~	16,304	~~W~~	18,487	~~W~~	42,805	~~W~~	—	~~W~~	2,036,205	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,239,292
Changes in risk adjustment due to release of risk		8,673		1,433		2,502		2,481		—		91,225		—		—		—		106,314
Contractual service margin recognized in profit or loss for the services provided		144,487		9,917		17,819		44,906		—		398,749		—		—		—		615,878
Recovery of insurance acquisition cash flows		6,416		1,335		2,713		2,427		—		80,341		—		—		—		93,232
Other insurance revenues		(500)		(111)		(157)		(443)		—		—		—		—		—		(1,211)

	~~W~~	284,567	~~W~~	28,878	~~W~~	41,364	~~W~~	92,176	~~W~~	—	~~W~~	2,606,520	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,053,505

Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		632,959		1,328,275		49,519		2,010,753

Total insurance revenue	~~W~~	284,567	~~W~~	28,878	~~W~~	41,364	~~W~~	92,176	~~W~~	—	~~W~~	2,606,520	~~W~~	632,959	~~W~~	1,328,275	~~W~~	49,519	~~W~~	5,064,258

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

29.2 Details of insurance service results for the six-month periods ended June 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	~~W~~	(109,647)	~~W~~	(16,647)	~~W~~	(16,113)	~~W~~	(40,400)	~~W~~	—	~~W~~	(2,023,570)	~~W~~	(650,915)	~~W~~	(1,111,436)	~~W~~	(91,271)	~~W~~	(4,059,999)
Amortization of insurance acquisition cash flows		(6,416)		(1,335)		(2,713)		(2,427)		—		(73,403)		(62,801)		(151,542)		(1,323)		(301,960)
Changes in fulfilment cash flows relating to incurred claims		(4,595)		(2,776)		(1,999)		(2,407)		—		5,049		247,029		14,842		—		255,143
Losses on onerous contracts and reversals		(1,455)		87		(2,419)		14,206		—		(6,412)		1,090		—		—		5,097
Other insurance service expenses		288		81		(1,313)		(385)		—		—		—		—		—		(1,329)

Insurance service expenses for insurance contracts not applying the premium allocation approach		(121,825)		(20,590)		(24,557)		(31,413)		—		(2,098,336)		—		—		—		(2,296,721)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(465,597)		(1,248,136)		(92,594)		(1,806,327)

Total insurance service expenses	~~W~~	(121,825)	~~W~~	(20,590)	~~W~~	(24,557)	~~W~~	(31,413)	~~W~~	—	~~W~~	(2,098,336)	~~W~~	(465,597)	~~W~~	(1,248,136)	~~W~~	(92,594)	~~W~~	(4,103,048)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses		154		803		—		—		652		60,766		374,205		385		54,441		491,406
Changes in fulfilment cash flows relating to incurred claims		(155)		(147)		—		—		486		8,693		(226,982)		1,811		—		(216,294)
Recognition and reversal of loss-recovery component		1		(3)		—		—		189		429		(207)		—		—		409

Reinsurance income for reinsurance contracts not applying the premium allocation approach		—		653		—		—		1,327		68,672		—		—		—		70,652
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		1,216		147,016		2,196		54,441		204,869

Total reinsurance income	~~W~~	—	~~W~~	653	~~W~~	—	~~W~~	—	~~W~~	1,327	~~W~~	69,888	~~W~~	147,016	~~W~~	2,196	~~W~~	54,441	~~W~~	275,521

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

29.2 Details of insurance service results for the six-month periods ended June 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	~~W~~	(448)	~~W~~	(1,146)	~~W~~	—	~~W~~	—	~~W~~	(661)	~~W~~	(73,408)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(75,663)
Changes in risk adjustment due to release of risk		(61)		(74)		—		—		(25)		(4,099)		—		—		—		(4,259)
Changes in contractual service margin recognized in profit or loss for the services received		(522)		(410)		—		—		(527)		2,240		—		—		—		781
Other reinsurance expenses		7		4		—		—		99		—		—		—		—		110

	~~W~~	(1,024)	~~W~~	(1,626)	~~W~~	—	~~W~~	—	~~W~~	(1,114)	~~W~~	(75,267)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(79,031)

Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(837)		(297,413)		(5,322)		(21,906)		(325,478)

Total reinsurance expense		(1,024)		(1,626)		—		—		(1,114)		(76,104)		(297,413)		(5,322)		(21,906)		(404,509)

Total insurance service result	~~W~~	161,718	~~W~~	7,315	~~W~~	16,807	~~W~~	60,763	~~W~~	213	~~W~~	501,968	~~W~~	16,965	~~W~~	77,013	~~W~~	(10,540)	~~W~~	832,222

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

29.3 Details of insurance finance income and expenses for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Life insurance				Non-life insurance						Total
	Variables		Others		Long-term		General and Automobile		Overseas
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	(47,738)	~~W~~	(368,075)	~~W~~	(362,497)	~~W~~	(2,427)	~~W~~	—	~~W~~	(780,737)
Effect of changes in discount rates and financial assumptions		(29,834)		14,375		—		—		—		(15,459)
Effect of exchange rate fluctuations		(7,483)		(18,650)		—		(31,824)		—		(57,957)
Changes in the fair value of the underlying assets of insurance contract with direct participation features		(246,045)		—		—		—		—		(246,045)
Other insurance finance income (expenses)		—		—		(1,877)		(2,089)		(228)		(4,194)

		(331,100)		(372,350)		(364,374)		(36,340)		(228)		(1,104,392)

Insurance finance income (expenses) recognized in other comprehensive income		(71,859)		(888,750)		(875,726)		(2,876)		—		(1,839,211)

Total insurance finance income (expenses)	~~W~~	(402,959)	~~W~~	(1,261,100)	~~W~~	(1,240,100)	~~W~~	(39,216)	~~W~~	(228)	~~W~~	(2,943,603)

Reinsurance finance income (expenses)
Net Interest Income (Expense)		—		(518)		8,030		1,008		—		8,520
Effect of changes in discount rates and financial assumptions		—		(121)		—		—		—		(121)
Effect of exchange rate fluctuations		—		(60)		—		27,609		—		27,549
Other reinsurance finance income (expenses)		—		—		791		(9,418)		72		(8,555)

	~~W~~	—	~~W~~	(699)	~~W~~	8,821	~~W~~	19,199	~~W~~	72	~~W~~	27,393

Reinsurance finance income (expenses) recognized in other comprehensive income		—		(2,163)		13,922		3,689		—		15,448

Total reinsurance finance income (expenses)	~~W~~	—	~~W~~	(2,862)	~~W~~	22,743	~~W~~	22,888	~~W~~	72	~~W~~	42,841

Total	~~W~~	(402,959)	~~W~~	(1,263,962)	~~W~~	(1,217,357)	~~W~~	(16,328)	~~W~~	(156)	~~W~~	(2,900,762)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

29.3 Details of insurance finance income and expenses for the six-month periods ended June 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Life insurance				Non-life insurance						Total
	Variables		Others		Long-term		General and Automobile		Overseas
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	(44,844)	~~W~~	(378,081)	~~W~~	(366,370)	~~W~~	(2,312)	~~W~~	—	~~W~~	(791,607)
Effect of changes in discount rates and financial assumptions		(61,187)		39,028		—		—		—		(22,159)
Effect of exchange rate fluctuations		(3,275)		(5,816)		—		(15,468)		—		(24,559)
Changes in the fair value of the underlying assets of insurance contract with direct participation features		(267,073)		—		—		—		—		(267,073)
Other insurance finance income (expenses)		—		—		44		(1,201)		(17)		(1,174)

		(376,379)		(344,869)		(366,326)		(18,981)		(17)		(1,106,572)

Insurance finance income (expenses) recognized in other comprehensive income		18,944		(74,835)		(212,521)		(8,784)		—		(277,196)

Total insurance finance income (expenses)	~~W~~	(357,435)	~~W~~	(419,704)	~~W~~	(578,847)	~~W~~	(27,765)	~~W~~	(17)	~~W~~	(1,383,768)

Reinsurance finance income (expenses)
Net Interest Income (Expense)		—		(527)		6,701		1,453		—		7,627
Effect of changes in discount rates and financial assumptions		—		(100)		—		—		—		(100)
Effect of exchange rate fluctuations		—		(23)		—		12,563		—		12,540
Other reinsurance finance income (expenses)		—		—		650		1,042		(12)		1,680

	~~W~~	—	~~W~~	(650)	~~W~~	7,351	~~W~~	15,058	~~W~~	(12)	~~W~~	21,747

Reinsurance finance income (expenses) recognized in other comprehensive income		—		(640)		12,781		8,834		—		20,975

Total reinsurance finance income (expenses)	~~W~~	—	~~W~~	(1,290)	~~W~~	20,132	~~W~~	23,892	~~W~~	(12)	~~W~~	42,722

Total	~~W~~	(357,435)	~~W~~	(420,994)	~~W~~	(558,715)	~~W~~	(3,873)	~~W~~	(29)	~~W~~	(1,341,046)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

30. Statements of Cash Flows

30.1 Details of cash and cash equivalents as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Cash	~~W~~	2,231,972	~~W~~	2,114,596
Checks issued by other banks		166,424		142,437
Due from the Bank of Korea		17,700,981		15,362,056
Due from other financial institutions		10,953,688		12,217,222

		31,053,065		29,836,311

Due from financial institutions measured at fair value through profit or loss		59,387		79,810

		31,112,452		29,916,121

Deduction:
Restricted due from financial institutions		(3,089,670)		(3,273,428)
Due from financial institutions with original maturities over three months		(942,604)		(816,105)

		(4,032,274)		(4,089,533)

	~~W~~	27,080,178	~~W~~	25,826,588

30.2 Cash inflows and outflows from income tax, interest, and dividends for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	Activities	2024		2023
Income tax paid	Operating	~~W~~	502,388	~~W~~	1,278,850
Interest received	Operating		14,900,327		13,736,683
Interest paid	Operating		7,420,639		5,313,053
Dividends received	Operating		229,668		156,371
Dividends paid	Financing		987,623		849,711

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

31. Contingent Liabilities and Commitments

31.1 Details of acceptances and guarantees as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	~~W~~	230,755	~~W~~	148,786
Others		972,463		945,027

		1,203,218		1,093,813

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit		310,442		277,370
Letter of guarantees		46,303		47,665
Bid bond		18,374		12,549
Performance bond		1,313,688		1,111,589
Refund guarantees		3,783,946		3,561,227
Others		3,854,909		3,572,149

		9,327,662		8,582,549

Financial guarantee contracts:
Acceptances and guarantees for mortgage		28,770		94,027
Overseas debt guarantees		437,763		470,579
International financing guarantees in foreign currencies		635,396		616,554

		1,101,929		1,181,160

		11,632,809		10,857,522

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,401,268		2,785,484
Refund guarantees		1,541,402		1,301,376

		3,942,670		4,086,860

	~~W~~	15,575,479	~~W~~	14,944,382

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

31.2 Details of commitments as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	June 30, 2024		December 31, 2023
Commitments
Corporate loan commitments	~~W~~	55,596,827	~~W~~	55,688,438
Retail loan commitments		58,978,457		56,142,850
Credit line of credit cards		85,637,961		83,325,862
Purchase of other securities		9,751,486		8,749,029

		209,964,731		203,906,179

Financial guarantee contracts
Credit line		4,309,385		5,901,644
Purchase of securities		667,200		745,401

		4,976,585		6,647,045

	~~W~~	214,941,316	~~W~~	210,553,224

31.3 Other Matters

a) The Group has 91 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 1,702,089 million, and 313 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans) with aggregate claims amount of ~~W~~ 1,275,506 million, which arose in the normal course of the business, as of June 30, 2024. Details of major pending lawsuits in which the Group is a defendant are as follows:

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount		Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for a return of redemption amount	1	~~W~~	58,361

Kookmin Bank invested the assets entrusted by OO Invest Trust Management in the Fairfield Sentry Limited and Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff. (Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses.)

Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

						Application for dismissal by the defendant has been denied, and further proceedings are scheduled. [Related litigation is pending at the New York Southern District Federal Bankruptcy Court (10-3777)]

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

31.3 Other Matters (cont’d)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Expropriation of long-term leasehold rights	1	347,300

Kookmin Bank invested assets entrusted by OO Asset Management Co., Ltd. in loans that are directly or indirectly collateralized by long-term leasehold rights of the building and the land (hereinafter referred to as “the real estate in this case”) of Union Station in Washington, D.C., the United States.

The Plaintiff, who is the operator of the railway facility, filed this lawsuit against those concerned with the real estate in this case, including Kookmin Bank, to expropriate the real estate in this case and determine indemnity.

					Kookmin Bank submitted the response letter and will proceed with the process in the future.

	Return of unjust enrichment	1	151,762

As MTS Bank, which was trading with Kookmin Bank through a foreign exchange account, was listed on the SDN (Specifically Designated Nationals) list of the Office of Foreign Assets Control (OFAC) under the U.S. Treasury Department, Kookmin Bank froze the foreign currency account in the name of MTS Bank.

Accordingly, MTS Bank filed a lawsuit seeking the return of the account balance to the Moscow City Commercial Court in Russia.

					Responding to local court trial schedule.

	Claim for damages	1	96,592

PT Bank KB Bukopin Tbk requested an auction of TMJ’s shares in order to collect the loan to TMJ (a distressed company); NKLI won the auction and then received a loan from the bank for the purpose of purchasing TMJ shares. NKLI’s intention was to take control over TMJ and launch mining business; however, NKLI was unable to take control and launch the business due to legal disputes with the bankruptcy trustee of TMJ and court-appointed mine management company, and also lost a lawsuit against the mine management company.

As a result, NKLI filed a legal suit to PT Bank KB Bukopin Tbk stating that the bank’s recommendation to purchase TMJ’s shares was inappropriate since the bank did not intentionally share the legal issues and associated risks thereof.

					A legal representative has been appointed to handle the case, and the first trial is in progress.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

31.3 Other Matters (cont’d)

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
KB Securities Co., Ltd.	Request for the return of unjust enrichment and transaction amount (Australian fund)	3	55,655	As an investment broker for a private fund that lends money to a corporation (borrower) investing in Australian disability apartment rental business, KB Securities Co., Ltd. brokered investments of ~~W~~ 326,500 million in trust products and funds to individual and institutional investors. However, due to the local Australian borrower’s breach of contract, the fund management was suspended, and related to this, a lawsuit was filed against KB Securities Co., Ltd. for the return of unjust enrichment and transaction amount.

No.1 case: The third trial is in progress (The first trial: On February 7, 2023, a ruling was made to pay the principal investment of ~~W~~ 29,800 million and the delayed interest on it. The second trial: On January 29, 2024, the conclusion was different; a ruling was made to pay the principal investment of ~~W~~ 12,000 million and the delayed interest on it.)

No. 2 case: The second trial is in progress (The first trial: On February 14, 2024, a ruling was made to pay the principal investment of ~~W~~ 12,200 million and the delayed interest on it.)

No. 3 case: The second trial is in progress (The first trial: On October 26, 2023, a ruling was made to pay the remaining principal and interest of ~~W~~ 8,460 million and the delayed interest on the principal of ~~W~~ 8,290 million)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

31.3 Other Matters (cont’d)

b) On April 7, 2023, Kookmin Bank entered into a new share subscription agreement with STIC Eugene Star Holdings Inc. (hereinafter referred to as “STIC”), under which STIC will acquire 31,900,000,000 shares at a price of IDR 3.19 trillion, which Kookmin Bank’s subsidiary, PT Bank KB Bukopin Tbk, issued. As a result of the agreement, Kookmin Bank will hold a call option to purchase the shares held by STIC, starting from 2 years and 6 months after the date of acquisition, for a period of 6 months. If Kookmin Bank does not exercise the call option during the designated period, STIC will have the right to sell the acquired shares back to the bank, also known as holding a put option right, within 1 year after the expiration of the call option exercise period.

c) Kookmin Bank is currently under investigation by the Fair-Trade Commission regarding the possibility of unfair joint actions by commercial banks. It is impossible to predict the outcome of the investigation.

d) As of June 30, 2024, KB Real Estate Trust Co., Ltd. may lend ~~W~~ 3,055,900 million to the trust accounts, which is part of the total project cost related to borrowing-type land trust contracts (including maintenance projects). Whether or not KB Real Estate Trust Co., Ltd. will lend to a trust account is not an unconditional payment obligation, and it is judged by considering all matters such as the fund balance plan of its own account and trust business.

e) KB Real Estate Trust Co., Ltd. is carrying out the completion guarantee management-type land trust project (50 cases, including Gonghang-dong Airport City, excluding construction project), that bears responsibility for the completion guarantee when the construction company fails to fulfill responsibility for the completion guarantee and bears responsibility for compensating for damages to lending financial institutions as of June 30, 2024. The total credit line of PF loan related to the completion guarantee management-type land trust project is ~~W~~ 4,348,600 million, and the used credit line is ~~W~~ 3,193,100 million as of June 30, 2024. The amount of compensation for damages charged to KB Real Estate Trust Co., Ltd. is measured after determining whether the damage occurred due to the company’s failure to fulfill the completion guarantee. Since the amount of loss cannot be measured reliably, this impact is not reflected in the Financial statements as of and for the six-month periods ended June 30, 2024. The Group plans to continuously monitor the process progress at each business site.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

32. Subsidiaries

32.1 Details of major consolidated subsidiaries as of June 30, 2024, are as follows:

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Jun. 30	Banking and foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Jun. 30	Credit card and installment financing
	KB Asset Management Co., Ltd.	100.00	Korea	Jun. 30	Collective investment and advisory
	KB Capital Co., Ltd.	100.00	Korea	Jun. 30	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Jun. 30	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Jun. 30	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Jun. 30	Capital investment
	KB Data System Co., Ltd.	100.00	Korea	Jun. 30	Software advisory, development, and supply
	KB Securities Co., Ltd.	100.00	Korea	Jun. 30	Financial investment
	KB Insurance Co., Ltd.	100.00	Korea	Jun. 30	Non-life insurance
	KB Life Insurance Co., Ltd.	100.00	Korea	Jun. 30	Life insurance
Kookmin Bank	KB PRASAC BANK PLC. [3]	100.00	Cambodia	Jun. 30	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Jun. 30	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Jun. 30	Microfinance services
	PT Bank Syariah Bukopin	95.92	Indonesia	Jun. 30	Banking
	PT Bukopin Finance	99.24	Indonesia	Jun. 30	Installment financing
	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Jun. 30	Banking and foreign exchange transaction
	KB FUND PARTNERS Co., Ltd.	100.00	Korea	Jun. 30	Other financial services

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

32.1 Details of major consolidated subsidiaries as of June 30, 2024, are as follows: (cont’d)

Investor	Investee	Ownership (%)		Location	Date of financial statements	Industry
Kookmin Bank, KB Kookmin Card Co., Ltd., KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Capital Co., Ltd.	PT Bank KB Bukopin, Tbk.	67.57	[1]	Indonesia	Jun. 30	Banking and foreign exchange transaction
KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00		United States	Jun. 30	Investment advisory and securities trading
	KB Securities Hong Kong Ltd.	100.00		China	Jun. 30	Investment advisory and securities trading
	KB Securities Vietnam Joint Stock Company	99.81		Vietnam	Jun. 30	Investment advisory and securities trading
	KB FINA Joint Stock Company	77.82		Vietnam	Jun. 30	Investment advisory and securities trading
	PT KB VALBURY SEKURITAS	65.00		Indonesia	Jun. 30	Investment advisory and securities trading
KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00		United States	Jun. 30	Management service
	KBFG Insurance(China) Co., Ltd.	100.00		China	Jun. 30	Non-life insurance
	PT. KB Insurance Indonesia	70.00		Indonesia	Jun. 30	Non-life insurance
	KB Claims Survey & Adjusting	100.00		Korea	Jun. 30	Claim service
	KB Sonbo CNS	100.00		Korea	Jun. 30	Management service
	KB Healthcare Co., Ltd.	100.00		Korea	Jun. 30	Information and communication
KB Life Insurance Co., Ltd.	KB Life Partners Co., Ltd.	100.00		Korea	Jun. 30	Insurance agent
	KB Golden Life Care Co., Ltd.	100.00		Korea	Jun. 30	Service
KB Kookmin Card Co., Ltd.	KB Credit Information Co., Ltd.	100.00		Korea	Jun. 30	Collection of receivables or credit investigation
	KB Daehan Specialized Bank Plc.	97.45		Cambodia	Jun. 30	Auto Installment finance
	PT. KB Finansia Multi Finance	80.00		Indonesia	Jun. 30	Auto Installment finance
	KB J Capital Co., Ltd.	77.40		Thailand	Jun. 30	Service
	i-Finance Leasing Plc.	100.00		Cambodia	Jun. 30	Leasing
KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00		Indonesia	Jun. 30	Auto Installment finance
	Teamwink Inc.	95.95		Korea	Jun. 30	E-commerce

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

32.1 Details of major consolidated subsidiaries as of June 30, 2024, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO Leasing Co., Ltd.	80.00	Laos	Jun. 30	Auto Installment finance
Kookmin Bank, KB Data System Co., Ltd.	PT KB Data Systems Indonesia	100.00	Indonesia	Jun. 30	Service
KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Jun. 30	General advisory
	PT KB Valbury Capital Management [2]	70.00	Indonesia	Jun. 30	Collective investment
	KB Asset Management Singapore PTE. LTD.	100.00	Singapore	Jun. 30	Collective investment

[1]	Among the ownership in PT Bank KB Bukopin, Tbk., 0.05% (100,000,000 shares) is no-voting shares with no-dividends.
[2]

In January 2024, PT KB Valbury Capital Management was changed from a subsidiary of KB Securities Co., Ltd. to a subsidiary of KB Asset Management Co., Ltd., and the official name of PT KB Valbury Capital Management has changed to PT KB Valbury Asset Management during the six months period ended June 30, 2024.

[3]

On September 1, 2023, PRASAC Microfinance Institution PLC. (merging entity), a subsidiary of Kookmin Bank Co., Ltd., merged with Kookmin Bank Cambodia PLC. (merged entity), issuing 20,272,269 shares in exchange for the transfer consideration. The official name of PRASAC Microfinance Institution PLC. (merging entity) has changed to KB PRASAC BANK PLC.

32.2 Details of consolidated structured entities as of June 30, 2024, are as follows:

	Consolidated structured entities	Reasons for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

Asset-backed securitization	Taejon Samho The First Co., Ltd. and 81 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit or ABCP purchase commitments or acquiring subordinated debt and has ability to affect those returns through its power.

Investment funds and others	KB Global Platform Fund No.2 and 209 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.

If the Group holds more than half of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

32.3 Condensed financial information of major subsidiaries as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)

	June 30, 2024						2024
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	552,016,868	~~W~~	515,161,805	~~W~~	36,855,063	~~W~~	26,225,673	~~W~~	1,505,858	~~W~~	1,485,238
KB Securities Co., Ltd. [1,2]		62,495,222		55,826,025		6,669,197		5,648,105		376,131		393,044
KB Insurance Co., Ltd. [1,2]		38,013,049		32,192,911		5,820,138		6,289,704		571,952		(185,872)
KB Kookmin Card Co., Ltd. [1]		29,688,528		24,537,520		5,151,008		2,200,787		255,715		272,230
KB Life Insurance Co., Ltd. [1]		32,683,776		29,338,188		3,345,588		1,539,023		152,081		(633,052)
KB Asset Management Co., Ltd. [1]		350,208		88,777		261,431		109,072		33,811		34,370
KB Capital Co., Ltd. [1,2]		17,433,996		15,049,332		2,384,664		1,294,727		137,173		137,152
KB Real Estate Trust Co., Ltd.		1,148,277		798,069		350,208		67,103		(105,786)		(105,794)
KB Savings Bank Co., Ltd.		2,570,986		2,374,074		196,912		126,375		3,178		3,136
KB Investment Co., Ltd. [1]		1,533,502		1,249,766		283,736		102,812		4,235		4,262
KB Data System Co., Ltd. [1]		61,606		39,810		21,796		117,862		832		920

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

32.3 Condensed financial information of major subsidiaries as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2023						2023
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	530,012,853	~~W~~	493,464,126	~~W~~	36,548,727	~~W~~	23,736,807	~~W~~	1,858,508	~~W~~	1,281,320
KB Securities Co., Ltd. [1,2]		61,266,990		54,967,833		6,299,157		6,126,291		249,574		240,616
KB Insurance Co., Ltd. [1,2]		37,729,688		31,474,132		6,255,556		5,948,834		525,218		619,817
KB Kookmin Card Co., Ltd.[1]		29,365,575		24,545,752		4,819,823		2,077,637		192,855		188,900
KB Life Insurance Co., Ltd.[1,2,3]		31,953,218		27,823,185		4,130,033		1,604,931		133,680		28,797
KB Asset Management Co., Ltd. [1]		377,919		109,645		268,274		101,185		31,583		31,703
KB Capital Co., Ltd. [1,2]		16,560,800		14,300,771		2,260,029		1,102,390		105,360		102,610
KB Real Estate Trust Co., Ltd.		859,408		573,348		286,060		71,665		35,370		35,369
KB Savings Bank Co., Ltd.		2,661,999		2,468,223		193,776		116,131		(11,171)		(11,222)
KB Investment Co., Ltd. [1]		1,544,836		1,265,361		279,475		88,693		15,592		15,592
KB Data System Co., Ltd. [1]		61,508		40,616		20,892		116,150		2,476		2,598
KB Credit Information Co., Ltd. [3]		42,803		25,653		17,150		9,562		(471)		(837)

[1]	Financial information is based on its consolidated financial statements.
[2]	Includes fair value adjustments arising from the acquisition.
[3]	The Parent Company sold 100% shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. on June 30, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

32.4 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

32.4.1 The Group has provided payment guarantees of ~~W~~ 3,791,649 million to K plus 1st L.L.C and other consolidated structured entities.

32.4.2 The Group has provided capital commitment to 64 consolidated structured entities including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ~~W~~ 1,710,031 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

32.4.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

32.5 Changes in Subsidiaries

32.5.1 Subsidiaries newly included in consolidation for the six-month period ended June 30, 2024, are as follows:

Company	Reasons of obtaining control
KB Fund Partners and 6 others.	Holds more than half of the ownership interests

TLDC PTE.LTD. and 8 others.	Has power over relevant activities in the event of default and is exposed to significant variable returns by providing lines of credit or ABCP purchase commitments or acquiring subordinated debt

KB Global Private Real Estate Debt Fund 31 and 12 others.	Holds the power to determine the operation of the funds and is exposed to variable returns by holding significant amount of ownership interests

KB Secondary Plus Fund 2	Holds the power as an operating manager and is exposed to variable returns by holding significant amount of ownership interests

32.5.2 Subsidiaries excluded from consolidation for the six-month period ended June 30, 2024, are as follows:

Company	Reasons of losing control
Beomeolandmark 2nd Ltd. and 31 others.	Termination of the commitments

KB Global Commerce Private Equity Investment Fund and 8 others.	Liquidation

Orient Kwang-yang Co., Ltd. and 2 others.	Disposal

KB Money Market Active Securities Fund (Bond) and 8 others.	Decrease in ownership interests to less than majority

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33. Related Party Transactions

According to Korean IFRS No.1024, the Group includes investments in associates, key management personnel (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements.

33.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)

		2024		2023
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	~~W~~	2,613	~~W~~	2,526
Korea Credit Bureau Co., Ltd.	Fee and commission income		370		395
	Fee and commission expense		4,839		4,021
	Insurance income		2		2
	Reversal of credit losses		2		—
	Other operating expenses		6		8
Incheon Bridge Co., Ltd.	Interest income		5,424		4,331
	Interest expense		416		381
	Fee and commission income		17		13
	Fee and commission expense		5		3
	Insurance income		108		110
	Gains on financial instruments at fair value through profit or loss		241		521
	Reversal of credit losses		5		—
	Provision for credit losses		—		57
Aju Good Technology Venture Fund	Interest expense		2		107
Star-Lord General Investors Private Real Estate Investment Company No.10	Insurance income		63		69
	Interest income		2,954		2,944
	Interest expense		163		306
	Provision for credit losses		—		1
	General and administrative expenses		4,507		4,834
KG Capital Co., Ltd. *	Interest income		—		293
	Fee and commission income		—		18
	Fee and commission expense		—		1
	Insurance income		—		13
	Other operating expenses		—		11
	Reversal of credit losses		—		55
Food Factory Co., Ltd.	Interest income		24		38
	Insurance income		1		5
	Gains on financial instruments at fair value through profit or loss		—		25
	Losses on financial instruments at fair value through profit or loss		238		—
	Reversal of credit losses		—		2

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)

		2024		2023
Dongjo Co., Ltd.	Interest income	~~W~~	—	~~W~~	10
POSCO-KB Shipbuilding Fund	Fee and commission income		—		(18)
Paycoms Co., Ltd. *	Interest income		—		4
	Gains on financial instruments at fair value through profit or loss		—		78
Big Dipper Co., Ltd.	Fee and commission expense		142		152
KB-TS Technology Venture Private Equity Fund	Fee and commission income		89		218
KB-SJ Tourism Venture Fund	Fee and commission income		206		195
Banksalad Co., Ltd.	Losses on financial instruments at fair value through profit or loss		4,670		—
	Fee and commission income		18		18
	Fee and commission expense		3		6
Iwon Alloy Co., Ltd.	Insurance income		—		1
Bioprotect Ltd.	Gains on financial instruments at fair value through profit or loss		511		—
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income		30		21
	Gains on financial instruments at fair value through profit or loss		489		—
	Losses on financial instruments at fair value through profit or loss		519		—
RMGP Bio-Pharma Investment, L.P.	Gains on financial instruments at fair value through profit or loss		2		—
KB-MDI Centauri Fund LP	Fee and commission income		211		242
	Gains on financial instruments at fair value through profit or loss		1,470		—
	Losses on financial instruments at fair value through profit or loss		1,000		—
Hibiscus Fund LP	Fee and commission income		309		669
	Gains on financial instruments at fair value through profit or loss		861		—
RMG-KB BP Management Ltd.	Gains on financial instruments at fair value through profit or loss		15		—
RMG-KB BioAccess Fund L.P.	Fee and commission income		169		163
	Gains on financial instruments at fair value through profit or loss		199		—
	Losses on financial instruments at fair value through profit or loss		808		—
S&E Bio Co., Ltd.	Interest income		6		—
	Interest expense		4		11
	Provision for credit losses		17		—
Contents First Inc.	Interest income		280		113
	Interest expense		18		52
	Fee and commission income		1		—
	Provision for credit losses		29		3

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)

		2024		2023
December & Company Inc. *	Insurance income	~~W~~	—	~~W~~	94
Pin Therapeutics Inc.	Interest expense		—		84
	Provision for credit losses		7		—
Wyatt Corp.	Insurance income		57		61
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense		4		2
	Fee and commission income		—		142
Spark Biopharma Inc.	Interest expense		177		254
	Provision for credit losses		13		—
Skydigital Inc.	Fee and commission income		1		1
KB No.21 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		277		1,135
	Interest expense		38		29
KB No.22 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss		41		177
	Interest expense		1		1
KB No.23 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss		—		213
	Interest expense		—		33
KB No.24 Special Purpose Acquisition Company *	Interest expense		—		5
	Gains on financial instruments at fair value through profit or loss		—		247
KB No.25 Special Purpose Acquisition Company	Interest expense		26		13
	Gains on financial instruments at fair value through profit or loss		375		—
KB No.26 Special Purpose Acquisition Company	Interest expense		27		7
	Gains on financial instruments at fair value through profit or loss		311		—
KB No.27 Special Purpose Acquisition Company	Interest expense		82		—
	Gains on financial instruments at fair value through profit or loss		120		—
KB No.28 Special Purpose Acquisition Company	Interest expense		19		—
	Fee and commission income		175		—
	Gains on financial instruments at fair value through profit or loss		1,147		—
KB No.29 Special Purpose Acquisition Company	Fee and commission income		210		—
	Gains on financial instruments at fair value through profit or loss		1,598		—
	Interest expense		14		—
KB SPROTT Renewable Private Equity Fund No.1	Fee and commission income		80		158

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)

		2024		2023
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income	~~W~~	203	~~W~~	336
COSES GT Co., Ltd. *	Gains on financial instruments at fair value through profit or loss		20		—
	Losses on financial instruments at fair value through profit or loss		—		4,910
	Interest income		—		25
TeamSparta Inc.	Fee and commission income		51		—
	Provision for credit losses		2		1
	Interest expense		75		141
SuperNGine Co., Ltd.	Interest income		20		5
	Provision for credit losses		36		6
Desilo Inc.	Interest income		7		6
	Provision for credit losses		—		3
Turing Co., Ltd.	Interest expense		23		1
	Interest income		42		—
ZIPDOC Inc.	Losses on financial instruments at fair value through profit or loss		1,209		—
Grinergy Co., Ltd.	Provision for credit losses		—		1
	Gains on financial instruments at fair value through profit or loss		516		—
	Losses on financial instruments at fair value through profit or loss		216		—
Chabot Mobility Co., Ltd.	Fee and commission income		1		—
	Fee and commission expense		1,276		932
	Gains on financial instruments at fair value through profit or loss		417		—
Wemade Connect Co., Ltd.	Insurance income		1		1
	Interest expense		155		164
	Provision for credit losses		20		13
	Losses on financial instruments at fair value through profit or loss		4,562		—
TMAP Mobility Co., Ltd.	Interest expense		1,549		256
	Fee and commission income		3		—
	Fee and commission expense		389		539
	Reversal of credit losses		—		11
	Insurance income		258		—
Nextrade Co., Ltd.	Interest expense		1,418		1,444

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)

		2024		2023
WJ Private Equity Fund No.1	Fee and commission income	~~W~~	3	~~W~~	3
UPRISE, Inc.	Losses on financial instruments at fair value through profit or loss		4,056		—
Channel Corporation	Interest expense		10		37
	Gains on financial instruments at fair value through profit or loss		2,266		—
CWhy Inc.	Insurance income		4		1
CellinCells Co., Ltd.	Provision for credit losses		4
KB Social Impact Investment Fund	Fee and commission income		135		128
KB-UTC Inno-Tech Venture Fund	Fee and commission income		124		235
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income		322		711
2020 KB Fintech Renaissance Fund	Fee and commission income		73		73
KB Material and Parts No.1 PEF *	Fee and commission income		175		527
FineKB Private Equity Fund No.1	Fee and commission income		279		240
	Gains on financial instruments at fair value through profit or loss		32		16
Paramark KB Fund No.1	Fee and commission income		64		32
KB-Badgers Future Mobility ESG Fund No.1	Fee and commission income		646		645
	Gains on financial instruments at fair value through profit or loss		1		—
KB-KTB Technology Venture Fund	Fee and commission income		182		413
Bluepointpartners Inc.	Gains on financial instruments at fair value through profit or loss		30		—
KB-Solidus Global Healthcare	Fee and commission income		17		158
	Gains on financial instruments at fair value through profit or loss		700		—
Gomi corporation Inc.	Interest income		53		38
	Fee and commission income		1		1
	Insurance income		1		—
	Provision for credit losses		1		23
	Reversal of credit losses		26		—
KB Cape No.1 Private Equity Fund	Fee and commission income		37		73
	Gains on financial instruments at fair value through profit or loss		82		—
	Losses on financial instruments at fair value through profit or loss		—		89
KB-GeneN Medical Venture Fund No.1	Fee and commission income		44		44
KB-BridgePole Venture Investment Fund *	Fee and commission income		—		67

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)

		2024		2023
KB-BridgePole Venture Investment Fund No.2	Fee and commission income	~~W~~	52	~~W~~	—
KB-Kyobo New Mobility Power Fund	Fee and commission income		39		39
KB Co-Investment Private Equity Fund No.1	Fee and commission income		581		383
KB-NP Green ESG New Technology Venture Capital Fund	Fee and commission income		595		584
KB-FT Green Growth 1st Technology Investment Association	Fee and commission income		67		67
	Interest expense		12		1
Spoon Radio Co., Ltd.	Losses on financial instruments at fair value through profit or loss		1,104		—
Gushcloud Talent Agency	Gains on financial instruments at fair value through profit or loss		285		—
	Losses on financial instruments at fair value through profit or loss		58		—
KB-SUSUNG 1st Investment Fund	Fee and commission income		96		31
KB-SUSUNG 2st Investment Fund	Fee and commission income		1		—
Seokwang T&I Co., Ltd	Insurance income		1		—
3D Interactive Co., Ltd.	Fee and commission income		1		—
	Provision for credit losses		2		—
Bigwave Robotics Corp.	Fee and commission income		1		—
U-KB Credit No.1S Private Equity	Fee and commission income		481		—
KY Global Cell & Gene Private Equity Fund 2nd *	Interest expense		(38)		—
KB-SOLIDUS Healthcare Investment Fund	Fee and commission income		400		—
AKK Robotech Valueup New Technology Investment Fund	Fee and commission income		39		—
New Daegu Busan Expressway Co., Ltd.	Interest income		1,533		—
	Reversal of credit losses		3		—
	Interest expense		2,115		—
	Insurance income		85		—
AIM FUTURE, Inc.	Interest income		22		—
	Interest expense		39		—
	Provision for credit losses		3		—
ADP Holdings Co., Ltd.	Interest expense		26		—
ADPGREEN	Interest expense		5		—
	Provision for credit losses		11		—
KB-CJ Venture Fund 1st	Fee and commission income		5		—
OKXE Inc.	Gains on financial instruments at fair value through profit or loss		1,412		—
Ascent Global Fund III	Gains on financial instruments at fair value through profit or loss		54		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)

		2024		2023
Elev8-Capital Fund I	Gains on financial instruments at fair value through profit or loss	~~W~~	612	~~W~~	—
H Energy Co., Ltd	Gains on financial instruments at fair value through profit or loss		2,675		—
XL8 INC.	Gains on financial instruments at fair value through profit or loss		398		—
SDT Inc.	Interest expense		13		—
	Losses on financial instruments at fair value through profit or loss		17		—
DYNE MEDICAL GROUP Inc.	Interest expense		66		—
	Insurance income		1		—
Bitgoeul Cheomdan Green 1st Co., Ltd.	Interest expense		1		—
Logpresso Inc.	Interest expense		2		—
Onheal Co., Ltd.	Interest expense		(21)		—
TriOar Inc.	Interest expense		137		—
KB-VEP Contact Fund	Fee and commission income		14		—
Others
Retirement pension	Fee and commission income		858		775
	Interest expense		23		17

*	Excluded from the Group’s related party as of June 30, 2024.

Meanwhile, the Group purchased installment financial assets, etc. from KG Capital Co., Ltd. amounting to ~~W~~ 373,044 million for the six-month period ended June 30, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)		June 30, 2024		December 31, 2023
Associates and joint ventures
Balhae Infrastructure Company	Other assets	~~W~~	1,316	~~W~~	1,304
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)		37		37
	Deposits		4,801		17,003
	Provisions		—		2
	Insurance liabilities		3		1
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		33,523		33,282
	Loans measured at amortized cost (gross amount)		75,261		80,512
	Allowances for credit losses		35		38
	Other assets		492		528
	Deposits		67,514		40,992
	Provisions		44		45
	Insurance liabilities		174		87
	Other liabilities		143		504
Jungdo Co., Ltd.	Deposits		4		4
Dae-A Leisure Co., Ltd.	Deposits		149		150
Aju Good Technology Venture Fund	Deposits		445		1,202
	Other liabilities		—		1
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)		149,742		149,590
	Allowances for credit losses		5		5
	Property and equipment		5,422		8,934
	Other assets		8,792		8,689
	Insurance liabilities		88		44
	Other liabilities		7,301		11,741
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits		1		—
WJ Private Equity Fund No.1	Other assets		2		2
	Deposits		50		103
KB Cape No.1 Private Equity Fund	Financial assets at fair value through profit or loss		—		1,935
	Other assets		—		73
RAND Bio Science Co., Ltd.	Deposits		2		4
	Loans measured at amortized cost (gross amount)		1		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2024		December 31, 2023
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	—	~~W~~	738
	Loans measured at amortized cost (gross amount)		2,014		2,137
	Allowances for credit losses		2		2
	Other assets		10		5
	Deposits		774		629
	Insurance liabilities		1		2
	Other liabilities		6		1
POSCO-KB Shipbuilding Fund	Other assets		678		678
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)		12		14
	Deposits		36		40
	Other liabilities		8		8
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits		44		46
Iwon Alloy Co., Ltd.	Deposits		—		1
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss		6,660		5,938
	Other liabilities		32		62
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss		23		20
Wyatt Corp.	Financial assets at fair value through profit or loss		6,000		6,000
	Deposits		1		1
	Insurance liabilities		15		73
Skydigital Inc.	Deposits		5		65
Banksalad Co., Ltd.	Financial assets at fair value through profit or loss		4,478		9,148
Spark Biopharma Inc.	Financial assets at fair value through profit or loss		7,450		7,450
	Loans measured at amortized cost (gross amount)		11		17
	Deposits		12,422		11,419
	Other liabilities		41		90
	Allowances for credit losses		6		—
	Provisions		7		—
UPRISE, Inc.	Financial assets at fair value through profit or loss		1,654		5,710
Stratio, Inc.	Financial assets at fair value through profit or loss		1,000		1,000
Honest Fund, Inc.	Financial assets at fair value through profit or loss		3,999		3,999

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2024		December 31, 2023
CellinCells Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	2,000	~~W~~	2,000
	Loans measured at amortized cost (gross amount)		2		3
	Deposits		55		37
	Provisions		3		—
Channel Corporation	Financial assets at fair value through profit or loss		19,172		16,906
	Deposits		6		2,030
	Other liabilities		—		11
KB No.21 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,264		2,987
	Deposits		2,247		2,261
	Other liabilities		76		38
KB No.22 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss		—		2,985
	Deposits		—		1,848
KB No.23 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss		—		1,489
KB No.25 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,400		2,025
	Deposits		1,585		1,586
	Other liabilities		12		39
KB No.26 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,515		2,204
	Deposits		1,772		1,761
	Other liabilities		1		37
KB No.27 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		6,174		6,054
	Deposits		4,480		4,497
	Other liabilities		147		65
KB No.28 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,142		—
	Deposits		1,990		—
	Other liabilities		19		—
KB No.29 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,088		—
	Deposits		2,357		—
	Other liabilities		14		—
KB No.30 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		1,390		—
COSES GT Co., Ltd. *	Loans measured at amortized cost (gross amount)		2		1
	Deposits		—		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2024		December 31, 2023
CWhy Inc.	Insurance liabilities	~~W~~	8	~~W~~	—
MitoImmune Therapeutics	Financial assets at fair value through profit or loss		7,000		7,000
KB-Solidus Global Healthcare Fund	Other assets		—		284
Bioprotect Ltd.	Financial assets at fair value through profit or loss		4,985		4,474
Gomi corporation Inc.	Financial assets at fair value through profit or loss		4,000		4,000
	Loans measured at amortized cost (gross amount)		2,069		2,155
	Allowances for credit losses		38		62
	Other assets		1		5
	Deposits		9		78
	Other liabilities		1		1
	Provisions		2		3
	Insurance liabilities		1		—
SO-MYUNG Recycling Co., Ltd.	Insurance liabilities		1		—
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss		1,200		1,200
S&E Bio Co., Ltd.	Financial assets at fair value through profit or loss		4,000		4,000
	Loans measured at amortized cost (gross amount)		2,009		13
	Other assets		6		—
	Deposits		2,838		2,342
	Other liabilities		3		13
	Allowances for credit losses		15		—
	Provisions		2		—
Bluepointpartners Inc.	Financial assets at fair value through profit or loss		1,903		1,874
4N Inc.	Deposits		—		49
Xenohelix Co., Ltd.	Financial assets at fair value through profit or loss		3,100		3,100
	Deposits		139		904
Contents First Inc.	Financial assets at fair value through profit or loss		7,277		7,277
	Loans measured at amortized cost (gross amount)		11,071		10,365
	Allowances for credit losses		36		7
	Other assets		51		4
	Deposits		1,774		1,072
	Provisions		—		1
	Other liabilities		5		6

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2024		December 31, 2023
KB-MDI Centauri Fund LP	Financial assets at fair value through profit or loss	~~W~~	19,463	~~W~~	18,993
	Other assets		432		221
2020 KB Fintech Renaissance Fund	Other assets		37		37
OKXE Inc.	Financial assets at fair value through profit or loss		2,212		800
Mantisco Co., Ltd.	Loans measured at amortized cost (gross amount)		4		13
	Financial assets at fair value through profit or loss		3,000		3,000
	Deposits		118		46
Pin Therapeutics Inc.	Loans measured at amortized cost (gross amount)		7		11
	Financial assets at fair value through profit or loss		5,000		5,000
	Deposits		220		265
	Allowances for credit losses		2		—
	Provisions		5		—
IMBiologics Corp.	Loans measured at amortized cost (gross amount)		10		5
	Financial assets at fair value through profit or loss		7,000		7,000
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)		482		603
	Deposits		55		69
	Allowances for credit losses		42		6
	Other assets		1		1
	Financial assets at fair value through profit or loss		1,996		1,996
Desilo Inc.	Financial assets at fair value through profit or loss		3,168		3,168
	Loans measured at amortized cost (gross amount)		300		300
	Allowances for credit losses		5		5
	Deposits		4		3
Turing Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
	Loans measured at amortized cost (gross amount)		1,900		1,901
	Allowances for credit losses		14		14
	Other assets		13		11
	Deposits		1,187		1,726
	Other liabilities		14		6
IGGYMOB Co., Ltd.	Financial assets at fair value through profit or loss		5,000		5,000
	Loans measured at amortized cost (gross amount)		32		7
	Deposits		97		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2024		December 31, 2023
Kukka Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	2,490	~~W~~	2,490
	Deposits		4		—
ZIPDOC Inc.	Financial assets at fair value through profit or loss		791		2,000
	Deposits		80		181
TeamSparta Inc.	Loans measured at amortized cost (gross amount)		644		307
	Financial assets at fair value through profit or loss		4,001		4,001
	Provisions		1		1
	Deposits		12,071		7,672
	Other liabilities		38		62
	Allowances for credit losses		3		1
Chabot Mobility Co., Ltd.	Financial assets at fair value through profit or loss		2,417		2,000
	Deposits		865		164
Wemade Connect Co., Ltd.	Financial assets at fair value through profit or loss		7,730		12,293
	Loans measured at amortized cost (gross amount)		26		44
	Allowances for credit losses		10		6
	Provisions		24		8
	Deposits		8,757		8,843
	Insurance liabilities		—		1
	Other liabilities		44		53
Nextrade Co., Ltd.	Deposits		51,003		56,203
	Other liabilities		3,702		3,174
TMAP Mobility Co., Ltd.	Loans measured at amortized cost (gross amount)		56		106
	Allowances for credit losses		—		1
	Deposits		50,035		80,016
	Insurance liabilities		54		—
	Other liabilities		383		763
	Provisions		3		2
FutureConnect Co., Ltd.	Financial assets at fair value through profit or loss		1,499		1,499
Gushcloud Talent Agency	Financial assets at fair value through profit or loss		3,916		3,688
Grinergy Co., Ltd.	Financial assets at fair value through profit or loss		6,785		6,486
	Provisions		1		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2024		December 31, 2023
NexThera Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	3,000	~~W~~	3,000
FineKB Private Equity Fund No.1	Other assets		145		13
Paramark KB Fund No.1	Other liabilities		34		34
KB Social Impact Investment Fund	Other assets		396		260
Checkmate Therapeutics Inc.	Financial assets at fair value through profit or loss		3,200		3,200
Hibiscus Fund LP	Financial assets at fair value through profit or loss		13,776		12,915
	Other assets		220		258
RMG-KB BioAccess Fund L.P.	Financial assets at fair value through profit or loss		6,526		5,036
RMG-KB BP Management Ltd.	Financial assets at fair value through profit or loss		251		174
KB Co-Investment Private Equity Fund No.1	Other assets		327		255
Spoon Radio Co., Ltd.	Financial assets at fair value through profit or loss		18,402		19,506
Neuroptika Inc.	Financial assets at fair value through profit or loss		5,879		5,879
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits		1,372		833
Glenwood Credit Private Equity Fund No.2	Deposits		688		—
KB-FT Green Growth 1st Technology Investment Association	Deposits		—		700
	Other liabilities		—		8
KY Global Cell & Gene Private Equity Fund 2nd *	Deposits		—		3,790
	Other liabilities		—		42
Bigwave Robotics Crop.	Loans measured at amortized cost (gross amount)		42		31
	Financial assets at fair value through profit or loss		2,750		2,750
	Deposits		3		4
Blinkers Inc.	Financial assets at fair value through profit or loss		999		999
3D Interactive Co., Ltd.	Loans measured at amortized cost (gross amount)		33		42
	Allowances for credit losses		3		2
	Financial assets at fair value through profit or loss		2,300		2,300
	Deposits		1		1,501
XL8 INC.	Financial assets at fair value through profit or loss		5,547		5,148
Elev8-Capital Fund I	Financial assets at fair value through profit or loss		14,091		6,656

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2024		December 31, 2023
New Daegu Busan Expressway Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~	48,512	~~W~~	72,742
	Allowances for credit losses		4		4
	Other assets		42		57
	Deposits		159,231		146,169
	Other liabilities		1,148		1,891
	Insurance liabilities		194		—
AIM FUTURE, Inc.	Financial assets at fair value through profit or loss		2,000		2,000
	Loans measured at amortized cost (gross amount)		905		900
	Allowances for credit losses		5		2
	Other assets		1		1
	Deposits		2,198		3,393
	Other liabilities		48		48
Novorex Inc.	Financial assets at fair value through profit or loss		2,000		2,000
	Loans measured at amortized cost (gross amount)		15		—
	Deposits		6		7
Seokwang T&I Co., Ltd	Insurance liabilities		1		2
ADP Holdings Co., Ltd.	Deposits		2,004		—
	Other liabilities		26		—
ADPGREEN	Loans measured at amortized cost (gross amount)		15		—
	Deposits		851		—
	Other liabilities		3		—
	Allowances for credit losses		6		—
	Provisions		5		—
Logpresso Inc.	Financial assets at fair value through profit or loss		3,000		—
	Deposits		1,141		—
	Other liabilities		1		—
Onheal Co., Ltd.	Financial assets at fair value through profit or loss		10,000		—
	Deposits		2,740		—
Ascent Global Fund III	Financial assets at fair value through profit or loss		3,560		—
DYNE MEDICAL GROUP Inc.	Financial assets at fair value through profit or loss		3,001		—
	Deposits		4,780		—
	Other liabilities		15		—
	Insurance liabilities		4		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)		June 30, 2024		December 31, 2023
TriOar Inc.	Financial assets at fair value through profit or loss	~~W~~	3,000	~~W~~	—
	Deposits		8,085		—
	Other liabilities		78		—
Coxwave Co., Ltd.	Financial assets at fair value through profit or loss		3,000		—
SDT Inc.	Financial assets at fair value through profit or loss		2,561		—
	Deposits		135		—
H Energy Co., Ltd	Financial assets at fair value through profit or loss		793		—
Yeoulhyulgangho	Financial assets at fair value through profit or loss		500		—
	Deposits		819		—
KB-VEP Contact Fund	Other assets		14		—
Key management personnel	Loans measured at amortized cost (gross amount)		5,736		5,490
	Allowances for credit losses		3		5
	Other assets		8		7
	Deposits		17,371		15,902
	Provisions		2		2
	Insurance liabilities		2,336		2,293
	Other liabilities		558		429
Others
Retirement pension	Other assets		957		364
	Other liabilities		1,035		606

*	Excluded from the Group’s related party as of June 30, 2024, therefore, the remaining outstanding balances with those entities are not disclosed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.3 Details of significant lending transactions with related parties for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	37	~~W~~	37	~~W~~	(37)	~~W~~	37
Incheon Bridge Co., Ltd.		113,794		11		(5,021)		108,784
Star-Lord General Investors Private Real Estate Investment Company No.10		149,590		152		—		149,742
KB Cape No.1 Private Equity Fund		1,935		—		(1,935)		—
RAND Bio Science Co., Ltd.		1		1		(1)		1
Food Factory Co., Ltd.		2,875		5		(866)		2,014
Big Dipper Co., Ltd.		14		12		(14)		12
RMGP Bio-Pharma Investment Fund, L.P.		5,938		722		—		6,660
RMGP Bio-Pharma Investment, L.P.		20		3		—		23
Wyatt Corp.		6,000		—		—		6,000
Banksalad Co., Ltd.		9,148		—		(4,670)		4,478
UPRISE, Inc.		5,710		—		(4,056)		1,654
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,003		2		(3)		2,002
KB No.21 Special Purpose Acquisition Company		2,987		277		—		3,264
KB No.22 Special Purpose Acquisition Company *		2,985		—		(2,985)		—
KB No.25 Special Purpose Acquisition Company		2,025		375		—		2,400
KB No.26 Special Purpose Acquisition Company		2,204		311		—		2,515
KB No.27 Special Purpose Acquisition Company		6,054		120		—		6,174
KB No.28 Special Purpose Acquisition Company		—		2,142		—		2,142
KB No.29 Special Purpose Acquisition Company		—		3,088		—		3,088
KB No.30 Special Purpose Acquisition Company		—		1,390		—		1,390
COSES GT Co., Ltd. *		1		2		(1)		2
Channel Corporation		16,906		2,266		—		19,172
MitoImmune Therapeutics		7,000		—		—		7,000
Bioprotect Ltd.		4,474		511		—		4,985
Gomi corporation Inc.		6,155		19		(105)		6,069
Go2joy Co., Ltd.		1,200		—		—		1,200
S&E Bio Co., Ltd.		4,013		2,009		(13)		6,009
Bluepointpartners Inc.		1,874		29		—		1,903
Xenohelix Co., Ltd.		3,100		—		—		3,100
Contents First Inc.		17,642		1,071		(365)		18,348

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.3 Details of significant lending transactions with related parties for the six-month periods ended June 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning		Loan		Collection		Ending
KB-MDI Centauri Fund LP	~~W~~	18,993	~~W~~	470	~~W~~	—	~~W~~	19,463
OKXE Inc.		800		1,412		—		2,212
Checkmate Therapeutics Inc.		3,200		—		—		3,200
Mantisco Co., Ltd.		3,013		4		(13)		3,004
IMBiologics Corp.		7,005		10		(5)		7,010
Spark Biopharma Inc.		7,467		11		(17)		7,461
Pin Therapeutics Inc.		5,011		7		(11)		5,007
Hibiscus Fund LP		12,915		861		—		13,776
SuperNGine Co., Ltd.		2,599		2		(123)		2,478
Desilo Inc.		3,468		—		—		3,468
RMG-KB BioAccess Fund L.P.		5,036		1,490		—		6,526
RMG-KB BP Management Ltd.		174		77		—		251
IGGYMOB Co., Ltd.		5,007		32		(7)		5,032
Turing Co., Ltd.		4,901		—		(1)		4,900
Kukka Co., Ltd.		2,490		—		—		2,490
ZIPDOC Inc.		2,000		—		(1,209)		791
Gushcloud Talent Agency		3,688		228		—		3,916
Grinergy Co., Ltd.		6,486		299		—		6,785
NexThera Co., Ltd.		3,000		—		—		3,000
Chabot Mobility Co., Ltd.		2,000		417		—		2,417
TeamSparta Inc.		4,308		644		(307)		4,645
FutureConnect Co., Ltd.		1,499		—		—		1,499
Wemade Connect Co., Ltd.		12,337		26		(4,607)		7,756
TMAP Mobility Co., Ltd.		106		56		(106)		56
Spoon Radio Co., Ltd.		19,506		—		(1,104)		18,402
Neuroptika Inc.		5,879		—		—		5,879
Bigwave Robotics Crop.		2,781		42		(31)		2,792
Blinkers Inc.		999		—		—		999
3D Interactive Co., Ltd.		2,342		33		(42)		2,333
XL8 INC.		5,148		399		—		5,547
Elev8-Capital Fund I		6,656		7,435		—		14,091
AIM FUTURE, Inc.		2,900		5		—		2,905
New Daegu Busan Expressway Co., Ltd.		72,742		23		(24,253)		48,512
Novorex Inc.		2,000		15		—		2,015
Logpresso Inc.		—		3,000		—		3,000
Onheal Co., Ltd.		—		10,000		—		10,000
Ascent Global Fund III		—		3,560		—		3,560
DYNE MEDICAL GROUP Inc.		—		3,001		—		3,001
TriOar Inc.		—		3,000		—		3,000
Coxwave Co., Ltd.		—		3,000		—		3,000
SDT Inc.		—		2,561		—		2,561
H Energy Co., Ltd		—		793		—		793
Yeoulhyulgangho		—		500		—		500
ADPGREEN		—		15		—		15
Key management personnel		5,490		3,539		(3,293)		5,736

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.3 Details of significant lending transactions with related parties for the six-month periods ended June 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	38	~~W~~	36	~~W~~	(38)	~~W~~	36
Incheon Bridge Co., Ltd.		128,159		530		(7,361)		121,328
Star-Lord General Investors Private Real Estate Investment Company No.10		149,294		145		—		149,439
KB Cape No.1 Private Equity Fund		2,017		—		(156)		1,861
RAND Bio Science Co., Ltd.		—		1		—		1
KG Capital Co., Ltd. *		40,040		—		(40,040)		—
Food Factory Co., Ltd.		4,041		434		(1,542)		2,933
Paycoms Co., Ltd. *		1,172		78		—		1,250
Big Dipper Co., Ltd.		18		12		(18)		12
RMGP Bio-Pharma Investment Fund, L.P.		6,384		188		—		6,572
RMGP Bio-Pharma Investment, L.P.		17		3		—		20
Wyatt Corp.		6,000		—		—		6,000
Banksalad Co., Ltd.		10,470		—		(1,056)		9,414
UPRISE, Inc.		5,248		428		—		5,676
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,007		3		(7)		2,003
KB No.21 Special Purpose Acquisition Company		2,959		177		—		3,136
KB No.22 Special Purpose Acquisition Company *		1,972		214		—		2,186
KB No.23 Special Purpose Acquisition Company *		2,971		247		—		3,218
KB No.24 Special Purpose Acquisition Company *		6,975		500		—		7,475
KB No.25 Special Purpose Acquisition Company		—		2,030		—		2,030
KB No.26 Special Purpose Acquisition Company		—		995		—		995
COSES GT Co., Ltd. *		5,436		3		(4,936)		503
Channel Corporation		18,099		—		(2,006)		16,093
MitoImmune Therapeutics		7,000		—		—		7,000
Bioprotect Ltd.		3,802		753		—		4,555
Gomi corporation Inc.		6,234		12		(34)		6,212
Go2joy Co., Ltd.		1,200		—		—		1,200
ClavisTherapeutics, Inc.		2,000		—		—		2,000
S&E Bio Co., Ltd.		4,010		7		(10)		4,007
Bluepointpartners Inc.		2,133		70		—		2,203
4N Inc.		200		—		—		200
Xenohelix Co., Ltd.		2,100		—		—		2,100
Contents First Inc.		17,294		—		(15)		17,279
KB-MDI Centauri Fund LP		17,471		—		(747)		16,724
OKXE Inc.		800		—		—		800
Checkmate Therapeutics Inc.		3,200		—		—		3,200
Mantisco Co., Ltd.		3,015		15		(15)		3,015
IMBiologics Corp.		5,004		2,008		(4)		7,008

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.3 Details of significant lending transactions with related parties for the six-month periods ended June 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Beginning		Loan		Collection		Ending
Spark Biopharma Inc.	~~W~~	7,467	~~W~~	15	~~W~~	(17)	~~W~~	7,465
G1 Playground Co., Ltd.		1,000		—		—		1,000
Pin Therapeutics Inc.		5,013		34		(13)		5,034
Hibiscus Fund LP		10,221		—		(1,715)		8,506
SuperNGine Co., Ltd.		2,002		600		(6)		2,596
Desilo Inc.		3,468		—		—		3,468
RMG-KB BioAccess Fund L.P.		2,753		—		(623)		2,130
RMG-KB BP Management Ltd.		77		16		—		93
IGGYMOB Co., Ltd.		5,015		15		(15)		5,015
Turing Co., Ltd.		3,000		—		—		3,000
Kukka Co., Ltd.		2,490		—		—		2,490
ZIPDOC Inc.		2,000		—		—		2,000
Gushcloud Talent Agency		4,165		149		—		4,314
Grinergy Co., Ltd.		2,500		1,679		—		4,179
NexThera Co., Ltd.		2,000		—		—		2,000
Chabot Mobility Co., Ltd.		2,000		—		—		2,000
TeamSparta Inc.		4,001		—		—		4,001
FutureConnect Co., Ltd.		1,499		—		—		1,499
Wemade Connect Co., Ltd.		12,052		307		(52)		12,307
TMAP Mobility Co., Ltd.		—		99		—		99
Taeyoungjungkong Co., Ltd.		—		55		(7)		48
Spoon Radio Co., Ltd.		—		20,413		—		20,413
Neuroptika Inc.		—		5,879		—		5,879
Key management personnel		6,299		1,930		(1,717)		6,512

*	Excluded from the Group’s related party as of June 30, 2024.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.4 Details of significant borrowing transactions with related parties for six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	17,003	~~W~~	—	~~W~~	—	~~W~~	(12,202)	~~W~~	4,801
Incheon Bridge Co., Ltd.		40,992		26,000		(26,300)		26,822		67,514
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		150		—		—		(1)		149
Iwon Alloy Co., Ltd.		1		—		—		(1)		—
Skydigital Inc.		65		—		—		(60)		5
Aju Good Technology Venture Fund		1,202		—		—		(757)		445
KB-KDBC Pre-IPO New Technology Business Investment Fund		46		—		—		(2)		44
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		—		—		—		1		1
WJ Private Equity Fund No.1		103		—		—		(53)		50
KB No.21 Special Purpose Acquisition Company		2,261		—		—		(14)		2,247
KB No.22 Special Purpose Acquisition Company [2]		1,848		—		—		(1,848)		—
KB No.25 Special Purpose Acquisition Company		1,586		1,545		(1,500)		(46)		1,585
KB No.26 Special Purpose Acquisition Company		1,761		1,724		(1,670)		(43)		1,772
KB No.27 Special Purpose Acquisition Company		4,497		—		—		(17)		4,480
KB No.28 Special Purpose Acquisition Company		—		1,890		—		100		1,990
KB No.29 Special Purpose Acquisition Company		—		2,100		—		257		2,357
RAND Bio Science Co., Ltd.		4		—		—		(2)		2
Food Factory Co., Ltd.		629		—		—		145		774
Big Dipper Co., Ltd.		40		—		—		(4)		36
Wyatt Corp.		1		—		—		—		1
CellinCells Co., Ltd.		37		—		—		18		55
COSES GT Co., Ltd. [2]		1		—		—		(1)		—
Gomi corporation Inc.		78		—		—		(69)		9
S&E Bio Co., Ltd.		2,342		—		(500)		996		2,838
4N Inc.		49		—		—		(49)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.4 Details of significant borrowing transactions with related parties for the six-month periods ended June 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning		Borrowing		Repayment		Others [1]		Ending
Contents First Inc.	~~W~~	1,072	~~W~~	—	~~W~~	—	~~W~~	702	~~W~~	1,774
Mantisco Co., Ltd.		46		—		—		72		118
Pin Therapeutics Inc.		265		—		—		(45)		220
Spark Biopharma Inc.		11,419		20,916		(20,485)		572		12,422
SuperNGine Co., Ltd.		69		—		—		(14)		55
Desilo Inc.		3		—		—		1		4
Turing Co., Ltd.		1,726		1,000		(700)		(839)		1,187
IGGYMOB Co., Ltd.		—		—		—		97		97
TMAP Mobility Co., Ltd.		80,016		160,000		(190,000)		19		50,035
KY Global Cell & Gene Private Equity Fund 2nd 2		3,790		2,910		(308)		(6,392)		—
Nextrade Co., Ltd.		56,203		6,000		(11,200)		—		51,003
Kukka Co., Ltd.		—		—		—		4		4
ZIPDOC Inc.		181		—		—		(101)		80
TeamSparta Inc.		7,672		3,000		(3,300)		4,699		12,071
Chabot Mobility Co., Ltd.		164		—		—		701		865
Wemade Connect Co., Ltd.		8,843		15,821		(17,000)		1,093		8,757
Channel Corporation		2,030		—		(2,000)		(24)		6
Bitgoeul Cheomdan Green 1st Co., Ltd.		833		—		—		539		1,372
Glenwood Credit Private Equity Fund No.2		—		—		—		688		688
KB-FT Green Growth 1st Technology Investment Association		700		—		(700)		—		—
Bigwave Robotics Crop.		4		—		—		(1)		3
3D Interactive Co., Ltd.		1,501		—		—		(1,500)		1
AIM FUTURE, Inc.		3,393		1,000		(2,000)		(195)		2,198
New Daegu Busan Expressway Co., Ltd.		146,169		104,500		(58,932)		(32,506)		159,231
Novorex Inc.		7		—		—		(1)		6
Xenohelix Co., Ltd.		904		—		—		(765)		139
ADP Holdings Co., Ltd.		—		2,003		—		1		2,004
ADPGREEN		—		8,401		(7,751)		201		851
Logpresso Inc.		—		—		—		1,141		1,141
DYNE MEDICAL GROUP Inc.		—		150		(2,800)		7,430		4,780
Onheal Co., Ltd.		—		—		—		2,740		2,740
TriOar Inc.		—		2,500		(3,000)		8,585		8,085
Yeoulhyulgangho		—		—		—		819		819
SDT Inc.		—		—		(1,000)		1,135		135
Key management personnel		15,902		14,997		(9,597)		(3,931)		17,371

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.4 Details of significant borrowing transactions with related parties for six-month periods ended June 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	27,889	~~W~~	—	~~W~~	—	~~W~~	(26,142)	~~W~~	1,747
Incheon Bridge Co., Ltd.		48,639		25,100		(28,000)		22,821		68,560
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		154		—		—		(5)		149
Iwon Alloy Co., Ltd.		1		—		—		(1)		—
Computerlife Co., Ltd.		3		—		—		(3)		—
Skydigital Inc.		10		—		—		15		25
Aju Good Technology Venture Fund		7,222		1,323		(7,900)		6,378		7,023
KB-KDBC Pre-IPO New Technology Business Investment Fund		317		—		—		(261)		56
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		1,526		—		—		(1,064)		462
WJ Private Equity Fund No.1		221		—		—		(1)		220
KG Capital Co., Ltd. [2]		10		—		—		(10)		—
KB No.21 Special Purpose Acquisition Company		2,263		—		—		(24)		2,239
KB No.22 Special Purpose Acquisition Company [2]		1,948		—		—		(71)		1,877
KB No.23 Special Purpose Acquisition Company [2]		2,205		—		(100)		7		2,112
KB No.24 Special Purpose Acquisition Company [2]		9,983		—		—		(16)		9,967
KB No.25 Special Purpose Acquisition Company		—		1,500		—		99		1,599
KB No.26 Special Purpose Acquisition Company		—		1,670		—		304		1,974
RAND Bio Science Co., Ltd.		3		—		—		5		8
Food Factory Co., Ltd.		664		—		—		243		907
Paycoms Co., Ltd. [2]		1		—		—		—		1
Big Dipper Co., Ltd.		19		—		—		(3)		16
Wyatt Corp.		1		—		—		—		1
UPRISE, Inc.		27		—		—		(27)		—
CellinCells Co., Ltd.		37		—		—		(4)		33
COSES GT Co., Ltd. [2]		1,213		—		—		(1,015)		198
Gomi corporation Inc.		915		—		—		(906)		9
S&E Bio Co., Ltd.		6,419		2,500		—		(5,098)		3,821
4N Inc.		5		—		—		(3)		2

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.4 Details of significant borrowing transactions with related parties for six-month periods ended June 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Beginning		Borrowing		Repayment		Others [1]		Ending
Contents First Inc.	~~W~~	5,010	~~W~~	5,000	~~W~~	(8,000)	~~W~~	(807)	~~W~~	1,203
December & Company Inc. [2]		1		—		—		—		1
Mantisco Co., Ltd.		623		—		—		(530)		93
Pin Therapeutics Inc.		6,033		7,217		(9,801)		1,843		5,292
Spark Biopharma Inc.		17,534		9,612		(16,675)		685		11,156
G1 Playground Co., Ltd.		—		—		—		15		15
SuperNGine Co., Ltd.		17		—		—		122		139
Desilo Inc.		1		1		—		3		5
Turing Co., Ltd.		2,788		—		—		(1,552)		1,236
IGGYMOB Co., Ltd.		254		—		—		375		629
TMAP Mobility Co., Ltd.		30,000		30,000		(30,000)		50,000		80,000
Nextrade Co., Ltd.		56,202		—		—		3		56,205
Kukka Co., Ltd.		—		—		—		5		5
ZIPDOC Inc.		915		—		—		(565)		350
TeamSparta Inc.		12,502		5,000		(5,000)		(2,683)		9,819
Chabot Mobility Co., Ltd.		86		—		—		(28)		58
Wemade Connect Co., Ltd.		10,370		18,000		(17,217)		(1,578)		9,575
Channel Corporation		3,000		3,000		(6,000)		—		—
Go2joy Co., Ltd.		—		—		—		79		79
Bitgoeul Cheomdan Green 1st Co., Ltd.		—		—		—		949		949
Glenwood Credit Private Equity Fund No.2		—		—		—		662		662
KB-FT Green Growth 1st Technology Investment Association		—		700		—		—		700
Key management personnel		17,619		11,366		(9,581)		(1,776)		17,628

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Group’s related party as of June 30, 2024.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.5 Details of significant investment and withdrawal transactions with related parties for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024				2023
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Balhae Infrastructure Company	~~W~~	—	~~W~~	6,350	~~W~~	—	~~W~~	5,820
KB-SJ Tourism Venture Fund		—		4,030		—		—
Korea Credit Bureau Co., Ltd.		—		90		—		90
KB-UTC Inno-Tech Venture Fund		—		—		—		1,800
KB-Solidus Global Healthcare Fund		—		700		—		—
KB SPROTT Renewable Private Equity Fund No.1		—		3,456		—		476
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		444		2,690		—		1,515
December & Company Inc. *		—		—		—		19,171
KB Material and Parts No.1 PEF *		—		3,400		—		—
KB-TS Technology Venture Private Equity Fund		—		2,464		—		672
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		—		2,825		—		2,400
Aju Good Technology Venture Fund		—		1,320		—		7,800
G payment Joint Stock Company		59		—		344		—
Paramark KB Fund No.1		3,180		—		1,590		—
FineKB Private Equity Fund No.1		6,790		—		—		2,125
FineKB Private Equity Fund No.2		500		250		—		—
KB No.22 Special Purpose Acquisition Company *		—		10		—		—
KB-BridgePole Venture Investment Fund *		—		136		—		—
JS Private Equity Fund No.3		—		755		—		—
KB Co-Investment Private Equity Fund No.1		4,830		—		1,920		—
PEBBLES-MW M.C.E New Technology Investment Fund 1st		—		—		—		329
KB-NP Green ESG New Technology Venture Capital Fund		8,700		—		4,350		—
KB-Badgers Future Mobility ESG Fund No.1		9,954		—		2,754		—
Lakewood-AVES Fund No.1		—		1,172		2,000		—
MW-Pyco NewWave New Technology Investment Fund 4th		—		—		2,000		—
KB No.25 Special Purpose Acquisition Company		—		—		5		—
KB No.26 Special Purpose Acquisition Company		—		—		5		—
Bitgoeul Cheomdan Green 1st Co., Ltd.		152		—		2,000		—
KB-SUSUNG 1st Investment Fund		—		679		1,200		—
KB-SUSUNG 2st Investment Fund		2,000		—		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.5 Details of significant investment and withdrawal transactions with related parties for the six-month periods ended June 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2024				2023
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Friend 55 New Technology Business Investment Fund *	~~W~~	—	~~W~~	1,200	~~W~~	190	~~W~~	—
Hahn & Company No. 4-3 Private Equity Fund *		—		—		5,557		—
Shinhan-Eco Venture Fund 2nd		200		—		—		—
U-KB Credit No.1S Private Equity		63		—		—		—
KB No.28 Special Purpose Acquisition Company		5		—		—		—
Timefolio Athleisure Investment Fund		4,000		—		—		—
COMPA Global Scale-Up Fund No.3		1,000		—		—		—
AKK Robotech Valueup New Technology Investment Fund		1,000		—		—		—
YG MCE PROJECT NO.1 Fund		1,500		—		—		—
KB No.29 Special Purpose Acquisition Company		10		—		—		—
KB No.30 Special Purpose Acquisition Company		10		—		—		—
IMM global Secondary 1-1 Equity Private Fund		2,499		—		—		—
Elohim-Bilanx aerospace No.1 Fund		2,000		—		—		—
KB-CJ Venture Fund 1st		1,800		—		—		—
HI YG Win-win Fund No.2		2,000		—		—		—

*	Excluded from the Group’s related party as of June 30, 2024.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.6 Unused commitments provided to related parties as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won or in a US Dollar or Malaysian ringgit or the Indonesian Rupiah)		June 30, 2024		December 31, 2023
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	~~W~~	6,154	~~W~~	6,154
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card		563		563
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused lines of credit for credit card		89		88
TeamSparta Inc.	Loan commitments in Korean won		1,000		1,000
	Unused lines of credit for credit card		756		633
3D Interactive Co., Ltd.	Unused lines of credit for credit card		17		8
Food Factory Co., Ltd.	Unused lines of credit for credit card		54		55
CellinCells Co., Ltd.	Unused lines of credit for credit card		22		21
RAND Bio Science Co., Ltd.	Unused lines of credit for credit card		24		24
Big Dipper Co., Ltd.	Unused lines of credit for credit card		33		31
Gomi corporation Inc.	Unused lines of credit for credit card		31		45
COSES GT Co., Ltd. *	Unused lines of credit for credit card		28		29
Spark Biopharma Inc.	Unused lines of credit for credit card		39		33
Mantisco Co., Ltd.	Unused lines of credit for credit card		26		17
IMBiologics Corp.	Unused lines of credit for credit card		12		18
SuperNGine Co., Ltd.	Unused lines of credit for credit card		38		37
IGGYMOB Co., Ltd.	Unused lines of credit for credit card		18		43
Pin Therapeutics Inc.	Unused lines of credit for credit card		43		39
Grinergy Co., Ltd.	Unused lines of credit for credit card		—		10
S&E Bio Co., Ltd.	Unused lines of credit for credit card		41		37
Wemade Connect Co., Ltd.	Unused lines of credit for credit card		174		156
TMAP Mobility Co., Ltd.	Unused lines of credit for credit card		760		710
Contents First Inc.	Unused lines of credit for credit card		29		135
Bigwave Robotics Crop.	Unused lines of credit for credit card		58		69
New Daegu Busan Expressway Co., Ltd.	Unused lines of credit for credit card		4		—
AIM FUTURE, Inc.	Unused lines of credit for credit card		38		—
Novorex Inc.	Unused lines of credit for credit card		21		—
Xenohelix Co., Ltd.	Unused lines of credit for credit card		9		—
ADPGREEN	Unused lines of credit for credit card		35		—
KB-CJ Venture Fund 1st	Purchase of securities		4,200		—
KB-TS Technology Venture Private Equity Fund	Purchase of securities		110		110
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities		173		864
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		13,044		13,488

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.6 Unused commitments provided to related parties as of June 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar or the Indonesian Rupiah)		June 30, 2024		December 31, 2023
All Together Korea Fund No.2	Purchase of securities	~~W~~	990,000	~~W~~	990,000
KB-KTB Technology Venture Fund	Purchase of securities		5,600		5,600
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities		46,884		46,884
KB Co-Investment Private Equity Fund No.1	Purchase of securities		8,694		13,524
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities		27,369		37,323
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities		20,850		29,550
FineKB Private Equity Fund No.1	Purchase of securities		2,335		9,125
FineKB Private Equity Fund No.2	Purchase of securities		—		500
KB-Solidus Global Healthcare Fund	Purchase of securities		2,120		2,120
	Commitments on loss absorption priority		4,500		4,500
Paramark KB Fund No.1	Purchase of securities		11,310		14,490
Smart Korea KB Future9-Sejong Venture Fund	Purchase of securities		2,000		2,000
Shinhan-Eco Venture Fund 2nd	Purchase of securities		475		675
U-KB Credit No.1S Private Equity	Purchase of securities		33,520		33,582
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities	USD	3,039,947	USD	3,622,333
RMGP Bio-Pharma Investment, L.P.	Purchase of securities	USD	9,076	USD	10,027
RMG-KB BP Management Ltd.	Purchase of securities	USD	610,359	USD	630,679
RMG-KB BioAccess Fund L.P.	Purchase of securities	USD	23,152,516	USD	24,722,014
Elev8-Capital Fund I	Purchase of securities	IDR	2,028,589,221	IDR	2,445,497,800
Ascent Global Fund III	Purchase of securities	USD	32,437,479	USD	35,000,000
Key management personnel	Loan commitments in Korean won		2,738		2,666

*	Excluded from the Group’s related party as of June 30, 2024.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.7 Details of compensation to key management personnel for the six-month periods ended June 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Short-term employee benefits		Post- employment benefits		Share- based payments		Total
Registered directors (executive)	~~W~~	3,972	~~W~~	498	~~W~~	8,620	~~W~~	13,090
Registered directors (non-executive)		548		—		—		548
Non-registered directors		7,398		261		16,098		23,757

	~~W~~	11,918	~~W~~	759	~~W~~	24,718	~~W~~	37,395

(In millions of Korean won)	2023
	Short-term employee benefits		Post- employment benefits		Share- based payments		Total
Registered directors (executive)	~~W~~	4,151	~~W~~	512	~~W~~	2,753	~~W~~	7,416
Registered directors (non-executive)		536		—		—		536
Non-registered directors		8,840		347		5,636		14,823

	~~W~~	13,527	~~W~~	859	~~W~~	8,389	~~W~~	22,775

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.8 Details of collateral provided by related parties as of June 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	Assets held as collateral	June 30, 2024		December 31, 2023
Key management personnel	Time deposits and others	~~W~~	681	~~W~~	638
	Real estate		6,594		6,326

As of June 30, 2024, Incheon Bridge Co., Ltd., a related party of the Group, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group consisting of the Group and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders consisting of the Group and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to the project financing group consisting of the Group and 5 other institutions.

34. Events After the Reporting Period

According to the resolution of the Board of Directors on July 23, 2024, the quarterly dividend per share of ~~W~~ 791 (total dividend: ~~W~~ 299,999 million) with dividend record date of June 30, 2024 were paid on August 8, 2024. The Group’s financial statements as of June 30, 2024, do not reflect this dividend payable.

Additionally, in accordance with the resolution of the Board of Directors on July 23, 2024, the Company plans to acquire shares worth ~~W~~ 400,000 million of treasury stocks through a trust contract by March 4, 2025, and plans to retire the shares after the termination of the trust contract.